

2023 Annual Report

VIZIO Holding Corp.
39 Tesla | Irvine, CA 92618 | vizio.com



VIZIO
TOM CRUISE
TOP GUN MAVERICK
Top aviator Maverick must lead TOP GUN pilots on a mission that demands the ultimate sacrifice. Starring Tom Cruise and Miles Teller.
WATCH NOW
TRENDING NOW
SECRET INVASION
FOUNDATION
NCIS
ion
HOUSE OF THE DRAGON
max
OUTLANDER
STARZ
APPS + INPUTS
RECENT APPS
NETFLIX
WATCH FREE+
prime video
max
YouTube
peacock
iHeart
hulu

$1.7B

Net Revenue

20.5B
(+18% YOY Growth)

SmartCast Hours

+31%

Advertising Revenue YOY Growth

$32.48
(+15% YOY Growth)

SmartCast Average Revenue Per User

$365M
(+23% YOY Growth)

Platform+ Gross Profit

18.5M
(+6% YOY Growth)

SmartCast Active Accounts

Figures as of 12/31/2023 or for fiscal year 2023, as applicable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Form 10-K included in this Annual Report for a discussion of how we calculate SmartCast Hours, SmartCast Average Revenue Per User and SmartCast Active Accounts.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 001-40271

VIZIO HOLDING CORP.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**39 Tesla** **Irvine, CA 92618** (Address, including zip code, of registrant's principal executive offices)	**85-4185335** (I.R.S. Employer Identification Number)
3651 (Primary Standard Industrial Classification Code Number)		**(949) 428-2525** Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Class A common stock, par value $0.0001 per share	VZIO	New York Stock Exchange

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).Yes ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of voting stock held by non-affiliates of the Registrant on June 30, 2023, based on the closing price of $6.75 for shares of the Registrant's Class A common stock as reported by the New York Stock Exchange, was approximately $760.0 million. Shares of common stock beneficially owned by each executive officer and director and by each person who may be deemed to be an affiliate of the Registrant have been excluded from this computation. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 23, 2024 there were 121,765,138 shares of the registrant's Class A common stock outstanding, 76,180,453 shares of the registrant's Class B outstanding, and no shares of the registrant's Class C common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement relating to the 2024 Annual Meeting of Stockholders are incorporated herein by reference in Part III of this Annual Report on Form 10-K where indicated. Such Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended December 31, 2023.

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Table of Contents

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify forward-looking statements by terminology such as "anticipates," "believes," "continue," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "should," "could," "would," "will" or the negative of these terms or other comparable terminology. In particular, statements regarding our plans, strategies, prospects and expectations regarding our business are forward-looking statements. These forward-looking statements include, but are not limited to, statements concerning the following:

- our pending merger with Walmart Inc., including our expectations around the timing and completion thereof;

- our ability to keep pace with technological advances in our industry and successfully compete in highly competitive markets;

- our expectations regarding future financial and operating performance, including with respect to our Device business and the growth of our Platform+ business;

- our ability to continue to sell our Smart TVs;

- our ability to attract and maintain SmartCast Active Accounts;

- our ability to increase SmartCast Hours, including to attract and maintain popular content on our platform;

- our ability to attract and maintain relationships with advertisers;

- our ability to adapt to changing market conditions and technological developments, including with respect to our platform's compatibility with applications developed by content providers;

- the impact of geopolitical events and volatile market conditions, including those that may affect manufacturing, supply chain and logistics;

- the impact of macroeconomic conditions, including uncertainty in the global banking and financial services sectors, recessionary fears and high interest rates that may reduce consumer discretionary spending;

- our anticipated capital expenditures and our estimates regarding our capital requirements;

- our anticipated investments into our technologies and capabilities;

- our ability to plan and execute our sales strategy during seasonal fluctuations in supply and demand;

- the size of our addressable markets, market share, category positions and market trends;

- our ability to identify, recruit and retain skilled personnel, including key members of senior management;

- our ability to promote our brand and maintain our reputation;

- our ability to maintain, protect and enhance our intellectual property rights;

- our ability to introduce new devices and offerings and enhance existing devices and offerings;

- our ability to successfully defend litigation brought against us;

- our ability to comply with existing, modified or new laws and regulations applying to our business, including with respect to data privacy, environmental requirements, taxation and security laws;

- our ability to implement, maintain and improve effective internal controls; and

- our ability to maintain the security and functionality of our information systems or to defend against or otherwise prevent a cybersecurity attack or breach and to prevent system failures.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Annual Report on Form 10-K.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report on Form 10-K primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors, including those described in the section titled "Risk Factors" and elsewhere in this Annual Report on Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report on Form 10-K. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this Annual Report on Form 10-K relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Annual Report on Form 10-K to reflect events or circumstances after the date of this Annual Report on Form 10-K or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Annual Report on Form 10-K, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

GLOSSARY OF SELECTED TERMINOLOGY

As used in this Annual Report on Form 10-K, unless the context otherwise requires, references to the following terms have the respective meanings as defined below:

Ad-supported Video on Demand (AVOD): Over-the-Top video services supported by serving ads. These include free platforms like YouTube TV, Pluto TV or our WatchFree+ as well as those, like Hulu, that charge a subscription fee in addition to serving ads.

Automatic Content Recognition (ACR): Technology that tracks viewing data on Connected TVs. Advertisers and content providers use this data, among other things, to measure viewership reach and ad effectiveness.

Connected Home: Home electronics configuration in which appliances (such as an air conditioner or refrigerator) and devices (such as a home security system) can be controlled remotely using a mobile or other device connected to the internet.

Connected TV: A television that is connected to the internet through built-in capabilities (i.e., a Smart TV) or through another device such as a game console or set-top box (e.g., Apple TV, Google Chromecast or Roku).

Direct Advertising Relationships: Consists of the number of advertisers that purchased advertising inventory directly from VIZIO in a given period.

Dynamic Ad Insertion (DAI): Technology that seamlessly replaces TV ads with targeted ads from the Smart TV in real time, across multiple inputs.

Linear TV: Live, scheduled television programming distributed through cable, satellite or broadcast (antennae).

Multichannel Video Programming Distributor (MVPD): A service provider that delivers multiple television channels over cable, satellite, or wireline or wireless networks (e.g., Comcast's Xfinity cable TV and DISH satellite TV).

Over-the-Top (OTT): Any app or website that bypasses MVPD distribution and provides streaming video content directly to viewers, over the internet (e.g., Disney+, Hulu, Netflix and YouTube TV).

Premium Video on Demand (PVOD): Similar to TVOD, but lets consumers access premium on-demand content at a higher price point. Examples include feature films made available alongside, or in place of, a traditional movie theater release.

SmartCast: VIZIO's proprietary Smart TV operating system. The software platform where consumers can access VIZIO's WatchFree+ as well as a wide array of third-party OTT apps (e.g. Amazon Prime Video, Apple TV+, Disney+, Hulu, Netflix, Paramount+, Peacock and YouTube TV).

Smart TV: A television with built-in internet capability. Often includes an operating system.

Subscription Video on Demand (SVOD): OTT services that generate revenue through selling subscriptions to consumers (e.g., Disney+ and Netflix).

Total Device Shipments: The number of Smart TV units, sound bars, remotes and accessories shipped to retailers or direct to consumers in a given period.

Transactional Video on Demand (TVOD): Distribution method by which consumers purchase video-on-demand content to own or on a rental basis (e.g., Amazon Prime Video rentals and Fandango Now).

Virtual Multichannel Video Programming Distributor (vMVPD): An MVPD that is delivered over the internet; interchangeable with "linear OTT" (e.g., Sling TV and YouTube TV).

VIZIO Account: A payment and subscription management solution, which provides a seamless way for VIZIO Smart TV users to subscribe to, track payments for and manage streaming services and take advantage of special offers.

WatchFree+: VIZIO's ad-supported OTT app which offers access free of charge to viewers on VIZIO Smart TVs, to news, sports, movies and general entertainment TV shows on demand and in a format similar to Linear TV through programmed channels.

Item 1. Business

Our Mission

VIZIO's mission is to deliver immersive entertainment and compelling lifestyle enhancements that make our products the center of the Connected Home.

Our Businesses

We operate two distinct but fully integrated businesses: Device and Platform+.

Device

We offer a range of high-performance Smart TVs designed to address specific consumer preferences, as well as a portfolio of sound bars that deliver immersive audio experiences. We generate revenue from the shipment of these devices to retailers and distributors across the United States, as well as directly to consumers through our website, VIZIO.com.

Our broad Smart TV portfolio is designed to target specific consumer segments and their preferences for high picture quality, powerful processing and video performance, smart capabilities, a wide variety of content, streamlined connectivity and a stylish, modern industrial design.

Our broad collection of high-performance sound bars delivers the home theater experience with immersive sound, powerful performance and modern designs optimized to fit the user's room and television size. Our sound bars are voice assistant ready and include Bluetooth to allow consumers to easily pair and stream music by voice command or from their mobile device or personal computer, and every sound bar includes clear, quick-start instructions, mounting guides and common cables necessary for set-up, improving the out-of-box experience and reducing support calls.

Platform+

Platform+ is comprised of SmartCast, our award-winning Smart TV operating system, that enables our fully integrated entertainment solution, and Inscape, which powers our data intelligence and services.

SmartCast delivers a compelling array of content and applications through an elegant and easy-to-use interface. It supports many of the leading streaming apps, such as Amazon Prime Video, Apple TV+, Disney+, Hulu, Max, Netflix, Paramount+, Peacock, and YouTube TV, and hosts our own free, ad-supported app, WatchFree+. SmartCast also supports Apple AirPlay 2 and Chromecast functionalities to allow users to stream additional content from their other devices to our Smart TVs. It provides broad support for third-party voice platforms, including Amazon Alexa, Apple HomeKit and Google Voice Assistant, as well as second screen viewing to offer additional interactive features and experiences.

Inscape is our ACR technology which is able to identify the content displayed on the screen of our Smart TVs, tracking viewing data, regardless of input source. We aggregate this data to increase transparency and enhance targeting abilities for our advertisers, while adhering to our strict consumer privacy policies. The data we collect allows us to monetize our own ad inventory and provides the potential for a better user experience through more relevant advertisements and content recommendations. We also license a portion of this data to measurement companies, advertising agencies and other media and ad-tech companies.

Pending Merger with Walmart

On February 19, 2024, we entered into an Agreement and Plan of Merger (the "Merger Agreement") with Walmart Inc., a Delaware corporation ("Walmart"), and Vista Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Walmart ("Merger Sub"). The Merger Agreement provides that, subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into VIZIO (the "Merger"), with VIZIO continuing as the surviving corporation of the Merger and a wholly owned subsidiary of Walmart. At the effective time of the Merger, each share of our Class A common stock and Class B common stock issued and outstanding (subject to certain customary exceptions specified in the Merger Agreement) will automatically be converted into the right to receive $11.50 in cash, without interest and subject to applicable withholding taxes. On February 19, 2024, following the execution of the Merger Agreement, stockholders holding approximately 89% of the voting power of our outstanding common stock adopted the Merger Agreement and approved the transactions contemplated thereby, including the Merger, by written consent. No other approval of our stockholders is required to complete the transaction.

The Merger Agreement generally requires us to operate our business in the ordinary course and in compliance with applicable laws, and subjects us to customary interim operating covenants that restrict us from taking certain specified actions without

Walmart's approval, in each case, until the Merger is completed or the Merger Agreement is terminated in accordance with its terms and subject to certain exceptions including as may be required by applicable laws.

The Merger Agreement may be terminated by mutual written consent of VIZIO and Walmart. In addition, either we or Walmart may terminate the Merger Agreement in certain circumstances, including if: (1) the Merger is not completed by February 19, 2025 (which may be extended to August 19, 2025 under certain circumstances) (the "End Date"); (2) a governmental authority of competent jurisdiction has issued a final and non-appealable order preventing the consummation of the Merger, or (3) the other party breaches its representations, warranties or covenants in the Merger Agreement, such that the applicable conditions to closing set forth in the Merger Agreement would not be satisfied, subject in certain cases, to the right of the breaching party to cure the breach. We may terminate the Merger Agreement in certain additional circumstances, including: (1) to allow us to enter into an agreement providing for an alternative acquisition transaction that constitutes a Superior Offer (as defined in the Merger Agreement) prior to 5:00 p.m. Central time on April 4, 2024 (the "Subsequent Time"); or (2) if after February 19, 2025, the Merger has not been completed because certain governmental authorities have commenced or overtly asserted an intent to commence certain specified investigations. Upon termination of the Merger Agreement in certain circumstances, we are obligated to pay Walmart a termination fee of $78.0 million. Specifically, this termination fee is payable by us to Walmart if the Merger Agreement is terminated: (1) by us, prior to the Subsequent Time, in order to enter into an alternative acquisition agreement to accept a Superior Offer; and (2) by us or Walmart if (a) the Merger Agreement is terminated for the failure to consummate the Merger by the End Date, (b) at the time of the termination of the Merger Agreement, a Specified Circumstance (as defined in the Merger Agreement) does not exist, (c) prior to the termination of the Merger Agreement an alternative acquisition proposal has been made or publicly announced and (d) within 12 months following the termination of the Merger Agreement, we enter into and subsequently consummate an Acquisition Transaction (as defined in the Merger Agreement).

We are subject to customary "no-shop" restrictions prohibiting us and our representatives from, among other things, soliciting alternative acquisition proposals, providing confidential information to third parties in connection with an alternative acquisition proposal, and engaging in discussions or negotiations with third parties with respect to alternative acquisition proposals. However, prior to the Subsequent Time, we are permitted, under certain circumstances, to provide information to, and enter into discussions and negotiations with, third parties with respect to an unsolicited alternative acquisition proposal that our board of directors (the "Board of Directors") has determined is, or would reasonably be expected to result in, a Superior Offer. Subject to the satisfaction of certain conditions and under certain circumstances specified in the Merger Agreement, prior to the Subsequent Time and following compliance with Walmart's "match" rights specified in the Merger Agreement, we are permitted to terminate the Merger Agreement to enter into an alternative acquisition transaction that the Board of Directors has determined is a Superior Offer. The consummation of the Merger cannot occur prior to the Subsequent Time.

Completion of the Merger is subject to certain closing conditions set forth in the Merger Agreement (which conditions may also be waived by the party to which they apply), including: (1) the adoption of the Merger Agreement by our stockholders (which has occurred); (2) the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Clearance"), and the absence of any voluntary agreement to delay the Merger in order to obtain HSR Clearance; (3) the absence of an order or law preventing the consummation of the Merger; (4) the accuracy of representations and warranties of the parties, subject to applicable materiality qualifiers; (5) the performance of each party's covenants in all material respects; (6) the absence of specified governmental litigation relating to the Merger that is pending or overtly asserted; and (7) no Material Adverse Effect (as defined in the Merger Agreement) having occurred with respect to VIZIO and its subsidiaries since the date of the Merger Agreement that is continuing. The Merger is expected to be completed in the second calendar quarter of 2024; however, the exact timing of the completion of the Merger, if it occurs at all, cannot be predicted because the Merger is subject to the satisfaction of the closing conditions, including obtaining HSR Clearance.

The foregoing summary of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, which was filed as Exhibit 2.1 to our Current Report on Form 8-K filed on February 20, 2024. For further discussion about the Merger and the terms of the Merger Agreement, refer to the section titled "Pending Merger with Walmart" in Part II, Item 7 of this Annual Report on Form 10-K and the section titled "Pending Merger with Walmart" in Note 20 of the Notes to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K.

The VIZIO Value Proposition

Consumers

For consumers, we deliver a premium and interactive entertainment experience at an affordable price. We offer a large portfolio of Smart TVs and sound bars ranging in size, features and price to generate broad market appeal. Our SmartCast operating system provides many of the leading streaming apps and, by aggregating consumer viewing data, offers personalized recommendations through an easy-to-use interface. Together, our Smart TVs and SmartCast operating system create an immersive and individualized entertainment experience.

Retailers

For retailers, we provide quality, affordable and competitive products that attract consumers across a broad range of demographics, drawing additional consumers to these retailers and helping grow their revenue. We support these retailers with a dedicated and experienced sales management team, who work with retailers to ensure a joint business strategy, cross promotions and shelf space optimization.

Content Providers

For content providers, our large base of Smart TVs that are in millions of homes across the United States provides an additional avenue to increase viewership and subscriptions. SmartCast enables them to reach a growing audience that is shifting away from Linear TV. VIZIO Account provides consumers with a centralized payment and subscription management system that allows for a seamless way to subscribe to streaming services. We facilitate a win-win relationship with our content providers by acting as another distribution channel for their content. Our WatchFree+ provides an avenue for content providers to gain additional viewership and increase monetization opportunities. Additionally, our homepage serves as valuable real estate for content providers to promote new shows in order to drive engagement on their platforms.

Advertisers

For advertisers, we offer truly incremental reach to Linear TV advertising, as many VIZIO consumers either do not connect a cable or satellite box to their Smart TVs, or supplement their Linear TV viewing with streaming content. Additionally, our ACR and DAI capabilities allow for more targeted advertising, including for those consumers who view Linear TV on our Smart TVs. The combination of our significant reach, ability to target ads and data insights improve advertisers' return on investment.

Our Technology

We are focused on providing the best consumer experience and powerful solutions for content providers and advertisers to reach a broad and engaged audience. We have developed an array of technologies that seamlessly integrate our hardware and software. Our integrated offerings allow us to provide exceptional value for consumers, retailers, content providers and advertisers.

SmartCast

Our application experiences are powered by a vast media library brought together by the SmartCast operating system. Through feed ingestion, content matching and metadata merging services, the SmartCast home page aggregates content from major third-party OTT apps and our free, ad-supported streaming service, WatchFree+, to enable a content-centric user experience. SmartCast then leverages user data and behavior to optimize recommendations and search results using AI.

Automatic Content Recognition

We offer a cutting edge, screen-embedded ACR technology that increases transparency and enhances targeting abilities for advertisers on our platform. We also license our data to measurement companies, advertising agencies, media and ad tech companies. Our ACR technology leverages viewing data from millions of VIZIO Smart TVs to help content providers and advertisers understand their audiences.

Hardware and Chipsets

Our approach to picture quality, including our use of advanced design and our own algorithms, creates high-quality panels and gives us a competitive advantage in the market when it comes to user experience. We continue to invest in these technologies that power our high-performing TV picture quality, including product design and specifications of LCD Panels, LED backlights, chipsets, software and Quantum Dot Films.

Research and Development

We are passionate about designing cutting-edge products that drive consumer demand and enhance our brand. We believe that our future success depends, in part, upon our ability to continue to develop innovative new products, make enhancements to our existing products, and improve functionality and ease of use. We continue to employ a consumer-focused design approach by providing innovative products that respond to, anticipate and even drive consumer desires for enhanced picture quality, audio quality, functionality, design and ease of use.

Our strong relationships with our supply chain partners allow us to collaborate with these partners on research and development with a significant pool of research and development capabilities and experience. Although we design our products in-house and perform high-value research and development in-house, we are able to leverage the resources of our suppliers' research and development functions to execute quickly on new product introductions.

We design our products to be aesthetically pleasing, with a focus on premium picture quality and an intuitive user experience. Our products include next generation technology, such as full-array LED backlighting, which enhances the viewing experience.

Manufacturing, Logistics and Fulfillment

While all of our products are designed in California, we outsource manufacturing to a diversified base of manufacturers including BOE, Foxconn, Innolux, KIE, Tonly, TPV and Zylux, which purchase components and assemble our Smart TVs, sound bars and other entertainment products in facilities in China, Mexico, Taiwan, Thailand and Vietnam. The parts for our products are procured directly by our manufacturers. We utilize our business planning team to obtain competitive pricing on certain components, and we leverage our manufacturers' volume purchases for best pricing on common parts. Televisions, sound bars and accessories are typically manufactured and packaged for retail sale and shipped via ocean freighter from our manufacturers in Asia and by trucks from our manufacturers in Mexico to logistics hubs. From the hubs, our devices are shipped using our logistics network of hubs and carriers to more than 250 destinations. We typically take ownership of the products directly from these logistics hubs, and our logistics team manages this process as we deliver the products to our retailers. We utilize a vendor-managed inventory strategy that allows us to reduce costs across the supply chain and improve inventory flexibility.

Distribution and Marketing of Our Smart TVs and Sound Bars

While we sell to large and small retailers across the United States and directly to consumers through our website, we have historically focused on the large-scale distribution channels to drive the most efficient economies of scale and accelerate our market share. This approach enabled us to keep our fixed costs low and grow revenue rapidly.

Our marketing programs focus on engaging the wide spectrum of consumers from first-time shoppers to premium home theater enthusiasts, and leverage traditional advertising, high-impact sponsorships, and public relations, as well as more innovative digital marketing, social media, and retail marketing strategies that drive consideration and purchase.

Our in-store retail merchandising strategy focuses on engaging consumers with point of purchase displays that showcase the picture and audio quality of our products and explain the benefits of our Smart TVs' smart capabilities, technologies and features. We believe our merchandising strategy helps streamline the final purchase decision with simple, consistent messaging at the point of sale, including packaging, fact tags, and other item level signage. Our merchandising programs are designed to target the key demographics of the shoppers in each channel and are optimized for effective deployment and compliance with retailers' operations, from mass market to warehouse club to premium electronics retail environments.

Intellectual Property

Intellectual property is an important aspect of our business, and we seek protection for our intellectual property as appropriate. We rely upon a combination of patent, trade secret, copyright, and trademark laws and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect our intellectual property and proprietary rights.

We own and utilize the trade name "VIZIO" and the VIZIO logo and trademark on all of our products. We believe that having distinctive marks that are registered and readily identifiable is an important factor in identifying our brand. As of December 31, 2023, we owned 572 active trademark registrations and applications throughout the world, including 47 active trademark registrations and applications in the United States.

As of December 31, 2023, we owned 374 issued patents and 79 pending, allowed or published but not yet issued patent applications in the United States, Australia, Brazil, Canada, Chile, China, France, Germany, Hong Kong, India, Japan, Mexico, Netherlands, New Zealand, South Korea and the United Kingdom. However, we cannot be certain that our patent applications will be issued or that any issued patents will provide us with any competitive advantage or will not be challenged by third parties. Our issued U.S. patents will expire between 2025 and 2042.

Historically, we have been contractually indemnified and reimbursed by our manufacturers for most intellectual property royalty obligations and commitments. We receive such funding from the manufacturers either through direct reimbursement or payment of net purchase price. We cannot guarantee that we will be able to obtain such indemnities and reimbursements on favorable terms or at all.

Competition

We believe the principal competitive factors impacting the market for our devices are brand, price, features, quality, design, consumer service, time-to-market and availability. We believe that we compete favorably in these areas. The consumer electronics market in which we operate is highly competitive and includes large, well-established companies. Our Smart TVs face competition from large consumer electronics brands such as Amazon, Samsung, Sony, LG, Hisense, TCL and Onn,

Walmart's private-label brand. Our sound bars face competition from large consumer electronics brands such as Samsung, Sony, LG, Bose, Sonos and Onn.

Our Platform+ business competes both to be the entertainment hub of consumers' homes and to attract advertising spend. We expect advertising spend to continue to shift from Linear TV to Connected TV, and as such we expect new competition to continue to intensify for viewership and for advertising spend. In this respect, we compete against other television brands with Smart TV offerings, such as Samsung, as well as connected devices such as Roku, Amazon and Apple TV and traditional cable operators seeking to integrate streaming media into their existing offerings. We also compete with OTT streaming services such as Hulu and YouTube TV, as such services are able to monetize across a variety of devices and consumers may engage with their content through devices other than our Smart TVs. We compete with these devices and services in part on the basis of user experience and content availability, including the availability of free content. In addition, we compete to attract advertising spending on the basis of the size of our audience and our ability to effectively target advertising.

Government Oversight, Regulation and Privacy Practices

In February 2017, we stipulated to the entry of a judgment in federal district court with, and paid certain penalties to, the Federal Trade Commission, the New Jersey Attorney General and Director of the New Jersey Division of Consumer Affairs to settle alleged violations of Section 5 of the Federal Trade Commission Act and New Jersey Consumer Fraud Act (the Order). The Order requires us to provide additional notices (separate and apart from our privacy policies) to consumers when our devices are collecting information about what consumers are watching on our devices (viewing data). Under the Order, VIZIO devices connected to the internet may only collect viewing data from devices which have expressly consented to this practice, after receiving notice of the collection, use and sharing of viewing data and we must provide instructions on how consumers may revoke such consent for our devices.

The Order also required us to delete certain viewing data we collected, prohibits us from misrepresenting our practices with respect to the privacy, security or confidentiality of consumer information we collect and requires us to maintain a privacy program with biennial assessments of that program and maintain certain records regarding our collection and use of consumer information. The obligations under the Order remain in effect until 2037.

We strive to provide a valuable, transparent, and user-directed Smart TV platform service. We maintain privacy policies, management oversight, accountability structures and technology processes designed to protect privacy and personal information. Our posted privacy policies are accessible to users of our devices or applications, and visitors to our websites. These privacy policies disclose how we collect, use, share and protect information we collect from or about consumers or their devices. We follow a documented privacy management program and strive to ensure that our posted privacy policies are complete, accurate, fully implemented and consistent with applicable legal requirements.

We collect and use personal information to create online accounts, effect e-commerce transactions, provide customer service, support and product registration, advertise VIZIO and third party products and services and for other purposes. We collect information through internet connected devices, such as Smart TVs, and also through our websites or mobile applications. We do not collect information about what content is playing on an internet connected VIZIO unit unless that unit has agreed to this collection, through an affirmative acceptance following display of a "separate and apart" disclosure regarding collection, use and sharing of such data, which meets or exceeds the Order's requirements for prominence. Consumers also have means to opt-out of (if previously having opted-in to) this tracking through user settings on the device.

In addition to the Order, we are subject to numerous U.S. federal, state and foreign laws and regulations that involve matters central to our business. These laws and regulations may involve privacy, data protection, data security, content regulation, intellectual property, competition, consumer protection, payment processing, environmental matters including product chemical contents and packaging, taxation including advertising related taxation, and other subjects. Many of these laws and regulations are still evolving and being tested in courts and could be interpreted and applied in a manner that is inconsistent with our current policies and practices in ways that could harm our business. In addition, the application and interpretation of these laws and regulations often are uncertain, particularly in new and rapidly evolving industries.

The regulatory framework for data protection, privacy and information security is evolving rapidly. For example, the California Consumer Privacy Act (CCPA) went into effect on January 1, 2020. The CCPA requires covered companies to, among other things, provide new disclosures to California consumers and afford such consumers new abilities to opt-out of certain sales of personal information. Additionally, a new privacy law that significantly modifies the CCPA, the California Privacy Rights Act (CPRA) went into effect on January 1, 2023. Aspects of the CCPA, the CPRA and other laws and regulations relating to data protection, privacy, and information security, as well as their enforcement, continue to evolve, and we have been, and may in the future be, required to modify our practices in an effort to comply with them. Foreign data protection, privacy, consumer protection, content regulation and other laws and regulations are often more restrictive or burdensome than those in the United States. The CCPA and CPRA could mark the beginning of a trend toward more stringent privacy legislation in the United States. The CCPA has prompted a number of proposals for federal and state privacy legislation. Numerous states have enacted legislation similar to the CCPA. For example, Virginia, Colorado, Utah, and Connecticut have adopted legislation similar to the CCPA that became effective in 2023; Texas, Montana, Oregon and Florida have adopted such legislation that will become effective in 2024; Delaware, Iowa, New Jersey, and Tennessee have adopted such legislation that will become effective in 2025; and Indiana has adopted such legislation that will become effective in 2026. The U.S. federal government also is contemplating federal privacy legislation. New and evolving state privacy laws have required and will require us to incur additional costs and expenses in an effort to comply with them. These new laws, and any other state or federal legislation that is passed, could increase our potential liability, add layers of complexity to compliance in the U.S. market, increase our compliance costs and adversely affect our business.

Violation of existing or future regulatory orders, settlements or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our business, financial condition and results of operations. For additional information, see "Risk Factors—Risks Relating to Legal and Regulatory Matters."

Human Capital

At VIZIO, we consider our relationship with our employees to be of the utmost importance and we strive to develop talent and invest in our employees. As of December 31, 2023, we had over 900 full time U.S.-based employees. We have not experienced a labor-related work stoppage, and none of our employees are currently covered by a collective bargaining agreement. In our efforts to manage our human capital, we seek to identify, attract, and retain employees who are aligned with and will help us progress towards our mission.

Culture and Ethics

We believe that our corporate culture starts with having a commitment to ethics and integrity. We have adopted a Code of Conduct and Business Ethics for our organization. We encourage employees to raise concerns free from retaliation, providing multiple avenues for reporting concerns including online and telephonic hotlines and the ability to report concerns anonymously.

In addition, we are a member of the Responsible Business Alliance (RBA) and have adopted their Code of Conduct for our manufacturing supply chain. As an RBA member, we are committed to complying with the RBA code of conduct and implementing the RBA's approach and tools in the spirit of the industry's common goals.

Diversity, Equity, and Inclusion

Having a diverse and inclusive workplace is important to us. We believe that having a corporate culture of inclusivity and respect for others is vital to the overall success of our business. As of December 31, 2023, 67% of our Board of Directors was from underrepresented communities as defined by California AB 979, and 33% of our Board of Directors are women.

In 2023, we strived to continue building an inclusive culture within the company. We focused on initiating and coordinating activities to build better avenues for collaboration and improved employee communication by increasing our in-person activities, office footprint, and access to our office locations across the United States.

We also again celebrated diverse communities through our corporate marketing activities and employee communications including:

- highlighting Black History Month and Women's History Month internally through employee communications;

- creating content campaigns through our Platform+ team to highlight diversity events throughout the year, including featuring On Demand collections on SmartCast for Black History Month, Women's History Month, Pride, Hispanic Heritage Month; and

- hosting several charitable initiatives, including food drives for local food banks at our Dakota Dunes location.

In 2023, we relaunched our women's networking group, hosting company-wide events to provide mentorship and support for professional and personal success.

We are an equal opportunity employer committed to diversity in the workplace. We consider all qualified candidates for employment without regard to race, color, religion, sex, sexual orientation, gender identity, gender expression, national origin, protected veteran status, disability, or any other basis protected by law.

Compensation and Benefits

Our compensation and benefits package is designed to attract the talent necessary to grow and build our business and contribute to the long-term success of the organization. Our compensation package typically includes base salary, annual bonus, annual equity incentive award including an initial grant of RSUs and recurring grants every year thereafter, health insurance, dental insurance, 401(k) with matching, employee stock purchase program, and paid time off including paid parental leave.

In addition, to help our employees continue to grow in their careers and expand their skill sets, we provide our employees with access to free training programs and online courses. In addition, we also offer a tuition reimbursement program that allows employees to participate in courses of study at accredited colleges and universities and to participate in courses with organizations specializing in job and career-related education and training.

Employee Satisfaction

Employee satisfaction is a critical component to ensuring the long-term success of an organization. We engage with our employees periodically throughout the year through Employee Pulse Surveys to ask key questions regarding the programs and services offered to our employees and solicit feedback for ways in which the organization can change to better align with the needs of our workforce.

Employee Wellness

We recognize the health and well-being of our employees is an important aspect of every employee and their ability to thrive at work and at home. We provide several employee wellness programs, including a virtual wellness program which includes wellness contents and rewards such as earning additional paid-time off work for completing wellness activities. Our wellness programs also include providing access to classes and educational resources covering topics such as financial wellness, mental well-being, nutrition, and sleep.

Community and Social Impact

Making meaningful contributions to society helps to foster a sense of community for our workforce and provides our employees with opportunities to support causes that are important to them. Throughout the year we sponsor several corporate philanthropic programs for our employees to participate in, with employee and employer-based contribution opportunities. Through these philanthropic programs, VIZIO and our workforce contributed to charitable organizations such as Habitat for Humanity, Toys for Tots, and Feeding America.

Sustainability

We understand the importance of sustainability and have taken steps to help mitigate our environmental impact. We operate an electronic waste recycling program that has been recognized multiple times by the United States Environmental Protection Agency. In 2023, our electronic waste recycling program partnered with a third-party certified recycler to divert over 22 million pounds of electronic waste from landfills. These pounds were either recycled or refurbished and resold following applicable legal requirements. In addition, in 2023 we had team members serving in leadership capacities within the electronics recycling arena including the E-stewards Leadership Council, Electronics Recycling Representative Organization, and Washington Materials Management & Financing Authority.

Corporate Information

We were incorporated in October 2002 as VIZIO, Inc., a California corporation. In March 2021, VIZIO, Inc. became a wholly-owned subsidiary of VIZIO Holding Corp., a Delaware corporation, through a holding company reorganization. Our principal offices are located at 39 Tesla, Irvine, California, and our telephone number is (949) 428-2525. We completed our initial public offering in March 2021 and our Class A common stock is listed on the New York Stock Exchange under the symbol "VZIO." Unless the context requires otherwise, the words "VIZIO," "we," "Company," "us" and "our" refer to VIZIO Holding Corp. and our wholly-owned subsidiaries.

Available Information

Our website is located at www.VIZIO.com, and our investor relations website is located at investors.vizio.com. Copies of our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge on our investor relations website as soon as reasonably practicable after we file such material electronically with or furnish it to the Securities and Exchange Commission (SEC). The SEC also maintains a website that contains our SEC filings at www.sec.gov.

We announce material information to the public about us, our products and services and other matters through a variety of means, including filings with the SEC, press releases, public conference calls, webcasts, the investor relations section of our website (investors.vizio.com), our Twitter account (@VIZIO) and our blog (accessible via vizio.com/en/newsroom) in order to achieve broad, non-exclusionary distribution of information to the public and for complying with our disclosure obligations under Regulation FD.

Item 1A. Risk Factors

An investment in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K, including the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes before making a decision to invest in our Class A common stock. Many of the risks and uncertainties described below may be exacerbated by the macroeconomic and geopolitical conditions that may impact the global business and economic environment, including recessionary fears, uncertainty in the global banking and financial services sectors, inflation, high interest rates, geopolitical conflicts in and around Ukraine, Israel and other areas of the world, and tensions in the region surrounding the Taiwan Strait. Our business, financial condition, results of operations or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. If any of the following risks actually occur, our business, financial condition or results of operations may be harmed and you may lose all or part of your investment.

Risk Factor Summary

Our business operations are subject to numerous risks, factors and uncertainties, including those outside of our control, that could cause our actual results to be harmed, including risks regarding the following:

Risks Relating to the Pending Merger

- Our failure to complete the Merger in a timely manner or at all could have a material and adverse effect on our business, financial condition, results of operations, and stock price.

- While the Merger is pending, we are subject to contractual restrictions and other risks and uncertainties that could disrupt our business and adversely affect our business, results of operations, and financial condition.

- Litigation may arise in connection with the Merger, which could be costly, prevent the consummation of the Merger, divert management's attention, and otherwise harm our business.

- As a result of the Merger, our current and prospective employees could experience uncertainty about their future with us or the combined company. As a result, key employees may depart because of issues relating to such uncertainty or a desire not to remain with Walmart following the completion of the Merger.

Risks Relating to Our Industry and Business

- Decreases in average selling prices of our Smart TVs and other devices may reduce our total net revenue, gross profit and results of operations, particularly if we are not able to reduce our expenses commensurately.

- We depend on sales of our Smart TVs for a substantial portion of our total net revenue, and if the volume of these sales declines or is otherwise less than our expectations, we could lose market share or our Device net revenue may not perform to the rate we expect and our business, financial condition and results of operations may suffer.

- If we fail to keep pace with technological advances in our industry, or if we pursue technologies that do not become commercially accepted, consumers may not buy our devices, TV OEMs may not adopt our technologies, and our revenue and profitability may decline.

- We compete in rapidly evolving and highly competitive markets, and we expect intense competition to continue, which could result in a loss of our market share and a decrease in our revenue and profitability and may harm our growth prospects.

- If we are unable to provide a competitive entertainment offering through SmartCast, our ability to attract and retain consumers would be harmed, as they increasingly look for new ways to access, discover and view digital content.

- Platform+ has experienced recent rapid growth, and our future success depends in part on our ability to continue to grow Platform+.

- Our net revenue and results of operations vary significantly from quarter to quarter due to a number of factors, including changes in demand for the devices we sell, including seasonal fluctuations reflecting traditional retailer and consumer purchasing patterns, which may lead to volatility in our stock price.

- An economic downturn, or economic uncertainty has and could continue to have adverse effects on consumer discretionary and advertising spending, which has and could continue to have adverse effects on demand for our products and our results of operations.

- A breach of the confidentiality or security of information we hold or of the security of the computer systems used in and for our business could be detrimental to our business, financial condition and results of operations.

Risks Relating to Our Supply Chain, Content Providers and Other Third Parties

- A small number of retailers account for a substantial majority of our Device net revenue, and if our relationships with any of these retailers are harmed or terminated, or the level of business with them is significantly reduced, our results of operations may be harmed.

- If we do not effectively maintain and further develop our Device sales channels, including developing and supporting our retail sales channels, or if any of our retailers experience financial difficulties or fail to promote our devices, our business may be harmed.

- We depend on a limited number of manufacturers and suppliers for our devices and their components. If we experience any delay or disruption, or quality control problems with our manufacturers in their operations or availability or price fluctuations of key components from suppliers, we may be unable to keep up with retailer and consumer demand for our devices, we could lose market share and revenue, and our reputation, brand and business would be harmed.

Risks Relating to Legal and Regulatory Matters

- We and our third-party service providers collect, store, use, disclose and otherwise process information collected from or about consumers of our devices. The collection and use of personal information subjects us to legislative and regulatory burdens, and contractual obligations, and may expose us to liability.

Risks Relating to Financial and Accounting Matters

- We previously identified a material weakness in our internal control over financial reporting, which was recently remediated. If we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately or timely report our financial results, in which case our business may be harmed, investors may lose confidence in the accuracy and completeness of our financial reports, and our stock price could be adversely affected.

Risks Relating to Intellectual Property

- Third parties may claim we are infringing, misappropriating or otherwise violating their intellectual property rights and we could be prevented from selling our devices, or suffer significant damages and/or litigation expenses, even if these claims have no merit.

Risks Relating to Ownership of Our Class A Common Stock

- The multi-class structure of our common stock has the effect of concentrating voting power with our Founder, Chairman and Chief Executive Officer, William Wang, and his affiliates, which will limit your ability to influence or direct the outcome of key corporate actions and transactions, including a change of control.

- We are a "controlled company" within the meaning of the New York Stock Exchange rules. As a result, we qualify for, and rely on, exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.

Risks Relating to the Pending Merger

Our failure to complete the Merger in a timely manner or at all could have a material and adverse effect on our business, financial condition, results of operations, and stock price.

On February 19, 2024, we entered into the Merger Agreement with Walmart. Pursuant to the Merger Agreement, Walmart agreed to acquire VIZIO for $11.50 per share of our common stock. Consummation of the Merger is subject to the terms, and the satisfaction or waiver of certain conditions set forth in the Merger Agreement, including, among other things, obtaining HSR Clearance. There is no assurance that each of the conditions will be satisfied or that the Merger will be completed on the proposed terms, within the expected timeframe, or at all.

The Merger may be delayed, and may ultimately not be completed, due to a number of factors, including:

- the failure to obtain regulatory approvals from the requisite governmental entities;

- potential stockholder litigation and other potential legal and regulatory proceedings; and

- the failure to satisfy the other conditions to the completion of the Merger, including the possibility that a Material Adverse Effect on VIZIO would permit Walmart to not consummate the Merger.

If the Merger is not completed, we may suffer other consequences that could adversely affect our business relationships, business, financial condition, results of operations, and stock price, and our stockholders would be exposed to additional risks, including:

- to the extent that the current market price of our Class A common stock reflects an assumption that the Merger will be completed, the market price of our Class A common stock could decrease if the Merger is not completed;

- investor confidence in us could decline, stockholder litigation and other legal and regulatory proceedings could be brought against us, relationships with existing and prospective customers, service providers, investors, lenders and other business partners may be adversely impacted, we may be unable to retain key personnel, and our operating results may be adversely impacted due to costs incurred in connection with the Merger;

- any disruptions to our business resulting from the announcement and pendency of the Merger, including adverse changes in our relationships with customers, suppliers, partners and employees, may continue or intensify in the event the Merger is not consummated or is significantly delayed;

- the risks related to the diversion of attention of our management or employees from ongoing operations during the pendency of the Merger, including our ability to timely complete our internal financial reporting processes; and

- the requirement that we pay Walmart a termination fee under certain circumstances that give rise to the termination of the Merger Agreement.

Even if successfully completed, there are certain risks to our stockholders from the Merger, including:

- the amount of cash to be paid under the Merger Agreement is fixed and will not be adjusted for changes in our business, assets, liabilities, prospects, outlook, financial condition or operating results or in the event of any change in the market price of, analyst estimates of, or projections relating to, our Class A common stock;

- receipt of the all-cash per share merger consideration under the Merger Agreement is taxable to stockholders that are treated as U.S. holders for U.S. federal income tax purposes; and

- if the Merger is completed, our stockholders will forego the opportunity to realize the potential long-term value of the successful execution of our current strategy as an independent company.

While the Merger is pending, we are subject to contractual restrictions and other risks and uncertainties that could disrupt our business and adversely affect our business, results of operations, and financial condition.

Pursuant to the terms of the Merger Agreement, we are subject to certain restrictions on the conduct of our business. These restrictions subject us to a variety of specified limitations, including limiting our ability, in certain cases, to enter into material contracts, acquire or dispose of assets, incur indebtedness, or incur capital expenditures, until the Merger becomes effective or the Merger Agreement is terminated. These restrictions may inhibit our ability to take actions that we may consider advantageous, and may limit our ability to respond to future business opportunities and industry developments that may arise.

In addition, during the pendency of the Merger, we may be exposed to other risks and uncertainties that could adversely affect our business, results of operations, and financial condition, including:

- uncertainty regarding our future plans and strategy, including business model changes and transformation, and changes to our policies and procedures, which could lead current and prospective customers or advertisers to purchase products and services from others or delay purchasing from us;

- difficulties maintaining existing and/or establishing business relationships, including business relationships with significant customers, advertisers and partners;

- disruption to our business and operations resulting from the announcement and pendency of the Merger, including diversion of management's attention and resources, increased media and regulatory attention and general uncertainty regarding the transaction;

- our inability to attract and retain key personnel and recruit prospective employees, and the possibility that our current employees could be distracted, and their productivity decline as a result, due to uncertainty regarding the Merger;

- our inability to pursue alternative business opportunities or make changes to our business pending the completion of the Merger, and other restrictions on our ability to conduct our business;

- our inability to freely issue securities, incur indebtedness (subject to certain exceptions), declare or authorize any dividend or distribution, or make certain material capital expenditures without Walmart's approval;

- restrictions on our ability to solicit other acquisition proposals during the pendency of the Merger;

- negative impacts on our business or the timing or success of the Merger arising from global and domestic economic and geopolitical trends and events, including recessionary fears, uncertainty in the global banking and financial services sectors, rising inflation, high interest rates, geopolitical conflicts in and around Ukraine, Israel and other areas of the world, and tensions in the region surrounding the Taiwan Strait; and

- other developments beyond our control that may affect the timing or success of the Merger.

If any of these were to occur, regardless of whether the Merger is completed, there could be an adverse effect on our business, financial condition and results of operations, as well as the market price of our Class A common stock.

In addition, we have incurred, and will continue to incur, significant costs, expenses and fees for professional services and other transaction costs in connection with the Merger, for which we will have received little or no benefit if the Merger is not completed. Many of these fees and costs will be payable by us even if the Merger is not completed and may relate to activities that we would not have undertaken other than to complete the Merger, which could materially and adversely affect our business, financial condition, results of operations and cash flows.

Legal or regulatory proceedings may arise in connection with the Merger, which could be costly, prevent the consummation of the Merger, divert management's attention, and otherwise harm our business.

Regardless of the outcome of any future legal or regulatory proceedings related to the Merger, such proceedings may be time-consuming and expensive and may distract our management from running the day-to-day operations of our business. These costs and diversion of management's attention and resources to address the claims and counterclaims in any legal or regulatory proceedings related to the Merger may adversely affect our business, results of operations, prospects, and financial condition. If the Merger is not consummated for any reason, litigation could be filed in connection with the failure to consummate the Merger. Any legal or regulatory proceedings related to the Merger may result in negative publicity or an unfavorable impression of us, which could adversely affect the price of our common stock, impair our ability to recruit or retain employees, damage our relationships with our customers and business partners, or otherwise harm our operations and financial performance.

As a result of the Merger, our current and prospective employees could experience uncertainty about their future with us or the combined company. As a result, key employees may depart because of issues relating to such uncertainty or a desire not to remain with Walmart following the completion of the Merger.

As a result of the Merger, our current and prospective employees could experience uncertainty about their future with us or the combined company, or decide that they do not want to continue their employment following the completion of the Merger. As a result, key employees may depart. Losses of officers or employees could materially harm our business, results of operations, and financial condition. Such adverse effects could also be exacerbated by a delay in the completion of the Merger for any reason, including delays associated with obtaining requisite regulatory approvals. We may also experience challenges in hiring new employees during the pendency of the Merger, or if the Merger Agreement is terminated, such termination could harm our ability to grow our business, execute on our business plans, or enhance our operations.

Risks Relating to Our Industry and Business

Decreases in average selling prices of our Smart TVs and other devices may reduce our total net revenue, gross profit and results of operations, particularly if we are not able to reduce our expenses commensurately.

The selling prices of televisions, sound bars and other media entertainment devices typically decline over time for a variety of reasons, including increased price competition, excess manufacturing capacity and the introduction of new devices and technology. If we are unable to anticipate and counter declining selling prices during the lifecycle of our devices, our total net revenue, gross profit and results of operations may be harmed.

We sell the vast majority of our devices to various retailers that in turn sell our devices to the end consumer. In most situations, these retailers offer several brands of similar devices. The consumer's decision on which brand to purchase can be impacted by a host of factors including price, and retailers will not purchase our devices from us if they are unable to sell them to consumers at a profit. In 2022 and 2023, we experienced pressure as certain of our competitors lowered prices on their devices significantly, which had an adverse impact on our Device gross profit. As a result, if we are unable to offer devices to retailers at competitive prices, our business, financial condition and results of operations may be harmed.

Companies that sell media entertainment devices, including us, are vulnerable to cyclical market conditions that can cause a decrease in device prices. Intense competition and expectations of growth in demand across the industry may cause media entertainment device companies or their suppliers to make additional investments in manufacturing capacity on similar schedules, resulting in a surge in production capacity. During these surges in capacity, retailers can exert strong downward pricing pressure, resulting in sharp declines in prices and significant fluctuations in Device gross margin. Furthermore, we may provide our retailers with price protection credits in the form of rebates for devices that decrease in price during the device's life cycle. While, in certain instances, we seek to pass through the costs associated with price protection rebates to our manufacturers, we may not be able to do so in full or in part, which may harm our Device gross margin.

In order to sell devices that have a declining purchase price while maintaining our Device gross margin, we need to continually reduce device and sourcing costs. To manage sourcing costs, we collaborate with our third-party manufacturers to attempt to engineer cost-effective designs for our devices. In addition, we rely on our third-party manufacturers to manage the prices paid for components used in our devices, especially key components such as LCD panels. We must also manage our logistics and other costs to reduce overall device costs. Our cost reduction efforts may not allow us to keep pace with competitive pricing pressures or declining prices. We cannot guarantee that we will be able to achieve any or sufficient cost reductions to enable us to reduce the price of our devices to remain competitive without margin declines, which could be significant. In addition, macroeconomic effects such as inflation, foreign currency fluctuations and geopolitical events in Asia have contributed to global supply chain challenges and could result in future inventory shortages or cost increases. In particular, our business would likely be impacted by disruptions to our supply chain that could result from escalating tensions or potential conflicts in the region surrounding the Taiwan Strait. If such conditions impact our suppliers, contract manufacturers, logistics providers and distributors, they could lead to increases in cost of materials and higher shipping and transportation rates, which could adversely affect our overall device costs and Device gross margin.

We also need to continually introduce new devices, in particular Smart TVs, with higher gross margins in order to maintain our Device gross margin. Although we may be able to take advantage of the higher selling prices typically associated with new devices and technologies when they are first introduced in the market, such prices decline over time, and in certain cases very rapidly, as a result of market competition or otherwise. We may not be successful in improving or designing new devices, or delivering our new or improved devices to market in a timely manner.

If we are unable to effectively anticipate and counter declining prices during the lifecycle of our devices, or if the prices of our devices decrease faster than the speed at which we are able to reduce our manufacturing costs, our total net revenue, gross profit and results of operations may be harmed.

We depend on sales of our Smart TVs for a substantial portion of our total net revenue, and if the volume of these sales declines or is otherwise less than our expectations, we could lose market share or our Device net revenue may not perform to the rate we expect and our business, financial condition and results of operations may suffer.

A substantial portion of our total net revenue has been derived from the sale of Smart TVs. A decline in the volume of sales, whether due to macroeconomic conditions including inflation, changes in consumer demand, changes in technology or consumer preferences, competition or otherwise would harm our business and results of operations more significantly than if our devices were more diversified across a greater variety of products and services. Sales declines may also result in the loss of market share or require us to reduce the prices of our Smart TVs, which may harm our results of operations.

Demand for our Smart TVs is affected by numerous factors, including the general demand for televisions, price competition and the introduction of new technological innovations. For example, demand is, in part, affected by the rate of upgrade of new televisions. We derived a significant percentage of our past total net revenue as a result of consumers purchasing Smart TVs to replace their existing televisions, upgrading standard-definition televisions to high-definition and 4K televisions and other upgrades to newer technologies. We cannot guarantee that current or future technological upgrades, such as Quantum Dot or OLED televisions and televisions with greater color spectrum or operating system capabilities will result in similar adoption rates, or that content providers will provide the content necessary for such technological upgrades to fulfill their full potential for consumers. For example, there was a significant amount of time between when high-definition televisions were available and high-definition content for such televisions was prevalent, and there has been minimal content available and provided for 3D televisions. Currently, the broadcast technology ATSC 3.0 (also referred to as "NextGen TV") is being considered and implemented by broadcasters across U.S. designated market areas. Whether we enable ATSC 3.0 and other future technologies on our devices and the rate of adoption of those technologies may have an impact on whether or not consumers choose to buy and continue to use our Smart TVs. Furthermore, the rate of replacement with new televisions of older televisions may be affected by macroeconomic factors such as continuing uncertainty in the global economy, or a change in the prices of televisions. If consumers do not purchase new televisions, or purchase substitute or replacement televisions at a lower rate than during prior replacement cycles, this may harm our business, financial condition and results of operations.

While we are evaluating other devices and services to add to and diversify our offerings, we may not be successful in identifying or executing on such opportunities, and we expect sales of televisions to continue to represent most of our total net revenue for the foreseeable future. In addition, certain of our other new device offerings in the past, including sound bars, have been complementary to Smart TV purchases, and sales of such devices are correlated with Smart TV purchases. As a result, our future growth and financial performance will depend heavily on our ability to develop and sell our Smart TVs.

If we fail to keep pace with technological advances in our industry, or if we pursue technologies that do not become commercially accepted, consumers may not buy our devices, TV OEMs may not adopt our technologies, and our revenue and profitability may decline.

The markets for the media entertainment devices that we offer are characterized by rapidly changing technology, evolving technical standards, changes in consumer preferences, low margins, significant competition and the frequent introduction of new devices, services and software. The development and commercialization of new technologies, and the introduction of new devices and software, will often quickly make existing devices and software obsolete, unprofitable or unmarketable. We derive a substantial portion of our total net revenue from sales of new Smart TVs, and we expect a significant percentage of our future growth to depend in part on the continued development and monetization of our SmartCast operating system, including opportunities for potential partnerships with third parties to adopt our operating system. Smart TV functionality is rapidly changing, and many potential future use cases for Smart TVs are untested and may prove unsuccessful. Our failure to adequately anticipate changes in the industry and the market, and to develop attractive new devices, software or services, may reduce our future growth and profitability. Moreover, the development process can be lengthy and costly, and requires us to collaborate with our third-party manufacturers, software developers and their suppliers as well as our retailers well in advance of sales. We also depend on the availability of cloud infrastructure from third-parties and outages or disruptions to these services may adversely impact our ability to develop and deliver software or services. Technology and standards may change while we are in the development stage, rendering our devices obsolete or uncompetitive before their introduction. Our devices, which typically contain both hardware and software, may contain undetected bugs, errors or other defects or deficiencies that may not be discovered until after their introduction and shipment. We have in the past experienced bugs, errors or other defects or deficiencies in new devices and device updates and delays in releasing new devices, deployment options and device enhancements, and may have similar experiences in the future. In addition, we may encounter difficulties incorporating technologies and software into our devices in accordance with our retailers' and consumers' expectations, which in turn may negatively affect our retailer and consumer relationships, and our reputation, brand and revenue. For example, at the launch of Disney+, the Disney+ application was not available on our Smart TVs, which led to consumer dissatisfaction and complaints, and some other applications that may be desirable to consumers are not currently available on our Smart TVs.

If we fail to keep pace with rapid technological changes and changes in consumers' or potential partners' needs or preferences, or to predict future consumer or partner preferences, and to offer new devices, software or software updates to new or existing devices in response to such changes, our business, financial condition and results of operations may be harmed.

We compete in rapidly evolving and highly competitive markets, and we expect intense competition to continue, which could result in a loss of our market share and a decrease in our revenue and profitability and may harm our growth prospects.

We compete in rapidly evolving and highly competitive markets, and with existing competitors whose size and resources may allow them to compete more effectively than we can. We expect intense competition to continue as existing competitors introduce new and more competitive offerings alongside their existing devices and services, and as new market entrants introduce new devices and services into our markets. Many of our competitors have greater financial, distribution, marketing and other resources, longer operating histories, better brand recognition among some categories of consumers and greater economies of scale. In addition, some of these competitors have long-term relationships with many of our retailers.

We compete primarily with established, well-known television manufacturers and established media entertainment device companies, as well as more recent entrants to the branded television market. In addition, one of our significant retailers, Walmart, sells its own brand of televisions and has chosen and may continue to choose to promote their own devices over ours or could ultimately cease selling or promoting our devices entirely. Our principal competitors include: Samsung, LG, TCL, and Hisense. We face sound bar competition from large consumer electronics brands such as Samsung, Sony, LG, Bose, Sonos and Onn. Any reduction in our ability to place and promote our devices, or increased competition for available or desirable shelf or website placement, especially during peak retail periods, such as the holiday shopping season, would require us to increase our marketing expenditures and to seek other distribution channels to promote our devices.

Our Platform+ offerings compete both to be the entertainment hub of consumers' homes and for advertising spend. We expect advertising spend to continue to shift from Linear TV to Connected TV, and as such we expect new competition to continue to intensify for viewership and for advertising spend. In this respect, we compete against other television brands with Smart TV offerings, such as Samsung and LG, as well as other connected devices or operating systems such as Roku, Amazon Fire TV Stick and Apple TV and traditional cable operators, which may provide their own streaming services and compete for Connected TV advertising. We compete for advertising spend with these competitors as well as with OTT streaming services and content providers, such as Hulu, YouTube TV and Max, as such services are able to monetize across a variety of devices and consumers may engage with their content through devices other than our Smart TVs. Additionally, Netflix, Disney+ and Amazon Prime Video have launched ad supported tiers, which has further increased competition. We compete with these devices and services in part on the basis of user experience and content availability, and if our competitors are able to develop features that enhance the user experience, offer applications that are not available on our Smart TVs, or secure rights or partnerships to content, including exclusive content, consumers may prefer their offerings to ours and our business may be harmed. In addition, we compete to attract and retain advertisers, and our competitors may offer more attractive alternatives to advertisers, such as larger audiences or better ad formats. Further, to the extent consumers who purchase our Smart TVs do not engage with our SmartCast operating system and instead use our Smart TV with one of our competitors' solutions or for other purposes, our ability to generate Platform+ net revenue may be harmed.

Many of our existing and potential competitors enjoy substantial competitive advantages, such as:

- access to greater resources in connection with research and development, including regarding development of advertising solutions;

- the ability to more easily undertake extensive marketing campaigns;

- the capacity to leverage their sales efforts and marketing expenditures across a broader portfolio of devices and services;

- the ability to implement and sustain aggressive pricing policies;

- the ability to obtain favorable pricing or allocations of key components from manufacturers or suppliers, including LCD panels;

- the ability to exert significant influence on sales channels;

- better access to prime shelf space at our retailers' retail locations;

- broader distribution, including by selling devices internationally, and more established relationships with retailers;

- access to larger established retailer and consumer bases;

- access to greater resources to make acquisitions;

- the ability to rapidly develop and commercialize new technologies and services;

- the ability to bundle competitive offerings with other devices and services;

- the ability to cross-subsidize low-margin operations from their other higher-margin operations; and

- the ability to secure rights or partnerships to content, including exclusive content, that consumers may prefer over our content.

We would be at a competitive disadvantage if our competitors bring their next generation devices and services to market earlier than we do, if their devices or services have lower prices, better features, more content (or more preferable content) or are more technologically advanced than ours, or if any of our competitors' devices or services were to become preferred by retailers or consumers. To the extent we are unable to effectively compete against our competitors for any of these reasons or otherwise, our business, financial condition and results of operations may be harmed.

If we are unable to provide a competitive entertainment offering through SmartCast, our ability to attract and retain consumers would be harmed, as they increasingly look for new ways to access, discover and view digital content.

Our Smart TVs connect consumers with a user interface capable of facilitating discovery and engagement with a wide variety of content from traditional content providers, such as cable operators, and streaming content providers, including Amazon Prime Video, Apple TV+, Disney+, Max, Hulu, Netflix, Paramount+, Peacock and YouTube TV. We face increased competition from a growing number of platforms, devices and content providers including Roku, Apple TV, Amazon and Google that provide broadband delivered digital content directly to a consumer's television or mobile phone, including through casting technology or connected devices such as Amazon's Fire TV Stick or Google's Chromecast. Use of these technologies or devices with our Smart TVs, or a consumer's choice to watch content on their phone instead of services built in to the television, limits our ability to monetize our SmartCast platform. In addition, we face competition from traditional cable providers and other television brands with Smart TV offerings, such as Samsung and from other forms of content and entertainment, such as social media platforms including TikTok and Instagram that consumers are more likely to engage with on their mobile phones, decreasing the time they spend watching television. To compete effectively, we must be able to provide premium, high-definition content at comparable speeds and quality. We must also maintain arrangements with a competitive assortment of content providers. For example, at the launch of Disney+, the Disney+ application was not available on our Smart TVs, which led to consumer dissatisfaction and complaints. In addition, it takes time to bring new content to our platform, as it can take time for third party content providers to design their applications in a way that is compatible with our platform, and delays or failures to reach agreement with popular content providers will harm our business. Furthermore, our arrangements with our current content providers typically do not involve long-term commitments, and we cannot guarantee we will be able to continue our relationships with our current content providers in the future.

If we are unable to provide a competitive entertainment offering through SmartCast, we may not maintain or increase SmartCast Active Accounts, SmartCast Hours and SmartCast ARPU as defined in Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations", and our business, financial condition and results of operations may be harmed.

Platform+ has experienced recent rapid growth, and our future success depends in part on our ability to continue to grow Platform+.

Platform+ is at an early stage and has experienced recent rapid growth, which may not be indicative of future growth. Platform+ net revenue was $598.2 million and $477.9 million for the years ended December 31, 2023 and 2022, respectively. You should not rely on our growth in any prior period as an indication of our future performance, as we may not be able to sustain our current growth rate in the future. For example, although we experienced significant growth of in Platform+ net revenue of 25% from fiscal year 2022 to 2023, this was not as high as the growth rate of Platform+ net revenue of 55% from fiscal year 2021 to 2022, and our growth rate may decrease again in the future. Even if our Platform+ net revenue continues to increase, we expect that our Platform+ net revenue growth rate may continue to decline in the future as a result of a variety of factors, including the saturation of our markets.

The success of our Platform+ business will depend on many factors, including our ability to increase the number of SmartCast Active Accounts, increase SmartCast Hours and hours spent on WatchFree+, and increase SmartCast ARPU. To do so, we must enhance our SmartCast operating system, develop innovative advertising products, maintain relationships with advertising purchasers and develop new offerings that add additional features and capabilities. In addition, any failure to grow our data licensing revenue through Inscape may harm our Platform+ business and results of operations. We have made significant investments in our Platform+ offerings and the technological capabilities of our Smart TVs, and we may not achieve positive returns on these investments.

In addition, inflationary pressure, recessionary fears and reduced consumer confidence in our current economic climate have caused and may continue to cause advertisers in a variety of industries to be cautious in their spending and to either pause or slow their campaigns. Further, a reduction in the supply of original entertainment content, including as a result of macroeconomic factors or labor disputes (such as the strikes called by SAG-AFTRA and the Writers Guild of America in 2023), could reduce the demand for advertising and media and entertainment promotional spending campaigns and negatively impact user engagement with our platform. These factors may have a negative impact on our Platform+ net revenue. The extent of the ongoing impact of these macroeconomic factors on the growth of our Platform+ business and on global economic activity more generally is uncertain and may adversely affect our business, operations and financial results.

We intend to continue to expend substantial financial and other resources to develop our SmartCast operating system and the features and functionalities of our Smart TVs, and we may fail to allocate our resources in a manner that results in increased revenue or other growth in our business. If we are unable to maintain or increase our Platform+ net revenue at a rate sufficient to offset the expected increase in our costs, our business, financial condition and results of operations may be harmed. Additionally, we may encounter unforeseen operating expenses, difficulties, complications, delays and other unknown factors that may result in losses in future periods. If Platform+ growth does not meet our expectations in future periods, our business, financial condition and results of operations may be harmed.

We depend in part on the continued sales of our Smart TVs for the growth of our Platform+ business, and if we fail to deliver devices that our retailers and consumers want, our business, financial condition and results of operations may be harmed.

The growth of our Platform+ business depends in part on the continued sales of our Smart TVs in order to generate additional consumers who could become SmartCast Active Accounts. Because our SmartCast operating system is only available on our Smart TVs, the growth of Platform+ depends in part on the number of new Smart TVs we sell and our ability to convert those purchasers into SmartCast Active Accounts. To the extent retailers and consumers do not continue to purchase our Smart TVs, we may not be able to grow our SmartCast Active Accounts, SmartCast Hours or Platform+ net revenue, and these metrics may decline if existing consumers decide to purchase from another brand when they purchase a new television. If we fail to deliver upgraded and new Smart TVs that our retailers and consumers want, we may not be able to continue to grow our Platform+ business, and our business, financial condition and results of operations may be harmed.

We may not be successful in our efforts to expand our monetization of our SmartCast operating system, which may harm our business, financial condition and results of operations.

Our future growth depends in part on our ability to expand the capabilities of our SmartCast operating system and to monetize those capabilities. SmartCast currently generates revenue from ad inventory on our home screen, WatchFree+ and certain other services on our operating system and, on a transactional basis, from certain subscription purchases and content transactions that occur on our operating system, including those made through our payment and subscription management solution, VIZIO Account. To continue to grow our business, we intend to invest in interactive features for our Smart TVs such as personal communications, including our recently launched photo-sharing feature VIZIOgram, commerce and fitness and wellness. We may be unable to successfully develop these features and even when we do, consumers may not choose to engage with them. The failure to develop new features and functionalities for our SmartCast operating system that effectively engage consumers may harm our number of SmartCast Active Accounts, and the failure to monetize such innovations may harm our SmartCast ARPU. If we are unable to generate revenue from new features of our Smart TVs, our business, financial condition and results of operations may be harmed.

We expect our quarterly financial results to fluctuate, which may lead to volatility in our stock price.

Our net revenue and results of operations vary significantly from quarter to quarter due to a number of factors, including:

- changes in demand for the devices we sell, including seasonal fluctuations reflecting traditional retailer and consumer purchasing patterns;

- changes in the mix of devices we sell;

- the impact of new device introductions, including the impact of customary reset periods, or retailers and consumers choosing to forego purchases of current devices in anticipation of new devices;

- the introduction of new technologies, devices or service offerings by competitors;

- our ability to manage our device mix and consider allowances, including for price protection;

- our ability to reduce our fixed costs to compensate for any reduced net revenue or decrease in average selling prices;

- changes in demand for advertising we sell or data we license;

- our ability to grow SmartCast Active Accounts and continue to develop our Platform+ offerings;

- changes in advertising and other marketing costs;

- aggressive pricing, marketing campaigns or other initiatives by our competitors;

- increases in the cost of the devices we sell due to the rising costs of key components such as LCD panels and raw materials, particularly in Vietnam, China, Taiwan, Thailand and Mexico;

- costs of expanding or enhancing our supply base;

- changes and uncertainty in the legislative, regulatory and industry environment, including changes in tax laws, for us, our customers, our retailers or our manufacturers;

- the macroeconomic effects of inflation, recessionary fears, and geopolitical events, including supply chain issues and labor shortages, high interest rates, foreign currency fluctuations and lower consumer spending;

- investments in new device or service offerings, including the level of investment in our Platform+ offerings;

- changes in our capital expenditures as we acquire the hardware, equipment, technologies and other assets required to operate and scale our business; and

- costs related to acquisitions of other businesses or technologies.

As a result of the variability of these and other factors, our results of operations in future quarters may be below the expectations of stock analysts and investors, which could cause our stock price to fall.

Our Device business is seasonal, and if our device sales during the holiday season fall below our forecasts, our business, financial condition and results of operations may be harmed.

Our Device business is subject to seasonal fluctuations in demand due to changes in buying patterns by our retailers. Historically, we have experienced the highest levels of our sales in the fourth quarter of the year, coinciding with the holiday shopping season in the United States, including the Black Friday and Cyber Monday sales events, and, to a more limited extent, the third quarter due to pre-holiday inventory build-up and back-to-school promotions. Moreover, we often introduce our newest generation of device offerings just prior to this peak season, which may further concentrate sales in the fourth quarter. Additionally, there are other seasonal events, such as Superbowl Sunday in the first quarter, as well as retailer reset periods in the spring and fall of each year, which impact our sales volume. During device reset periods, our retailers, including Best Buy, Costco, Sam's Club, Target and Walmart, update their device assortments, driving sales of new device introductions, while simultaneously driving down prices for pre-existing devices, as retailers seek to move older devices off of their shelves to make room for new devices.

Depending on how well we plan and execute our sales strategy during seasonal fluctuations in demand, our device sell-through and/or margins may be harmed, particularly as we provide price protection for devices in inventory at our retailers. Further, given the strong seasonal nature of our device sales, appropriate forecasting is critical to our operations. We anticipate that this seasonal impact on our results will continue, and any shortfall in seasonal sales would cause our results of operations to suffer. Achieving sales targets in the fourth quarter is particularly important, as a failure to achieve sales targets during the holiday season cannot be recovered in subsequent periods of a given year.

In contrast to total net revenue, a substantial portion of our expenses are personnel-related and include salaries, bonuses, benefits and share-based compensation, which are not seasonal in nature. Accordingly, in the event of revenue shortfalls, we are generally unable to mitigate the negative impact on margins in the short term.

Our success depends on our ability to continue to establish, promote and strengthen the VIZIO brand.

Maintaining awareness of the VIZIO brand name in existing markets and developing and maintaining the VIZIO brand name are critical to achieving and maintaining widespread awareness of our Smart TV and other device and service offerings. The VIZIO name and brand image are integral to the growth of our business. Maintaining, protecting, promoting and positioning our brand will largely depend on the success of our marketing efforts and our ability to consistently provide high quality devices that continue to meet the needs of our retailers and consumers at competitive prices, our ability to maintain our retailers' and consumers' trust, and our ability to successfully differentiate our devices from competitive products. If we fail to achieve these objectives or if our public image or reputation were to be tarnished by negative publicity or perception, our brand, business, financial condition and results of operations may be harmed. We also believe that brand recognition will continue to be a key factor in maintaining and expanding our retailer base and market position, strengthening our bargaining power with retailers, manufacturers and third-party service providers and growing our Platform+ offerings. Maintaining and enhancing our brand requires us to make substantial investments, and these investments may not achieve the desired goals. If we are unable to continue to promote, protect and strengthen the VIZIO brand, or if our brand fails to continue to be viewed favorably by our retailers or by consumers, we may not be successful in retaining existing retailers or consumers, or in attracting and acquiring new retailers and consumers, which may harm our business, financial condition and results of operations. Additionally, we compete for retailers and consumers, as well as for favorable device selections and cooperative advertising support from our retailers. Our retailers are often the first points of contact with consumers. Moreover, these retailers provide a significant amount of device advertising, which supplements our marketing spend or may decrease the amount that we are otherwise required to spend on marketing. If these retailers reduce or cease advertising our devices, we may need to increase our own sales and marketing expenses to create and maintain the same level of brand awareness among potential consumers.

We must successfully manage frequent device introductions and transitions.

We believe that we must continually develop and introduce new devices, enhance our existing devices and effectively stimulate retailer and consumer demand for new devices. Any failure to complete device transitions effectively could harm our brand, business, financial condition and results of operations.

The success of new device introductions depends on a number of factors including, but not limited to, timely and successful development, market and consumer acceptance, the effective forecasting and management of device demand, management of purchase commitments and inventory levels, the management of manufacturing and supply costs, and the risk that new devices may have quality or other defects in the early stages of introduction. In addition, new device transitions may include the porting of the SmartCast operating system to new systems on chip offerings from our component suppliers. If we do not successfully manage device transitions, especially during the holiday shopping season, our Device net revenue and business may be harmed and we may not be able to grow our business.

The introduction of new devices or device enhancements may shorten the life cycle of our existing devices, or replace sales of some of our current devices, thereby offsetting the benefit of a successful device introduction. Additionally, the prices of our existing models tend to decline when new models become available. Although we attempt to pass such price declines to our manufacturers, we may need to offer our retailers price protection or other benefits in order to complete the sell-through of older models of our devices to consumers. New device offerings may also cause retailers or consumers to defer purchasing our existing devices in anticipation of the new devices and potentially lead to challenges in managing inventory of existing devices. If we fail to effectively manage new device introductions, our Device net revenue and Device gross profit may be harmed.

If we fail to effectively manage our growth, our business, financial condition and results of operations may be harmed.

Our ability to manage our growth and business operations effectively and to integrate new employees, technologies and acquisitions into our existing business will require us to continue to expand our operational and financial infrastructure and to continue to retain, attract, train, motivate and manage employees. As we continue to grow, we must effectively integrate, develop and motivate new employees, while maintaining the effectiveness of our business execution and the beneficial aspects of our corporate culture and values, the challenges of which may be exacerbated due to the pendency of the Merger. Continued growth could strain our ability to develop and improve our operational, financial and management controls, enhance our reporting systems and procedures, recruit, train and retain highly skilled personnel and maintain consumer satisfaction.

Additionally, if we do not effectively manage the growth of our business and operations, the quality of our offerings could suffer, which could negatively affect our reputation, brand, business, financial condition and results of operations.

Further, as we have grown, our business has become increasingly complex. To effectively manage and capitalize on our growth, we must continue to expand our sales and marketing infrastructure, engineering, focus on innovative device development and upgrade our management information systems and other processes. Our continued growth could strain our existing resources, and we could experience ongoing operating difficulties in managing our business across numerous jurisdictions, including difficulties in hiring, training and managing a diffuse and growing employee base. Failure to scale and preserve our company culture with growth could harm our future success, including our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives. If we do not adapt to meet these evolving challenges, or if our management team does not effectively scale with our growth, we may experience erosion to our brand and the quality of our devices may suffer.

Our Smart TVs must operate with various offerings, technologies and systems from third party content providers that we do not control. If our Smart TVs do not operate effectively with those offerings, technologies and systems, our business may be harmed.

The success of our SmartCast operating system depends in part on its interoperability with the applications of content providers in order to provide the channels and content that consumers want. We have no control over the development priorities of these third-party content providers and cannot be assured they will design their applications for our platform. If content providers do not develop or maintain applications for our SmartCast operating system, our business, financial condition and results of operations may be harmed. Additionally, we must continually certify our hardware and operating systems with applications from key content and technology providers, including Netflix, YouTube, Amazon, Google and Apple. These certification standards may limit our ability to design our products and services in the way we believe is optimal, and failure to meet these certification standards would result in loss of availability of the relevant application on our Smart TVs, which could negatively impact our business.

Our success also depends on the reliability of these offerings. If the applications on our Smart TVs experience performance issues or service interruptions, consumers may become dissatisfied with our platform. In addition, we plan to continue to develop our SmartCast operating system and innovate new features. These developments and features, however, may require content providers to update or modify their applications. To continue to grow our SmartCast Active Accounts and consumer engagement, we will need to prioritize development of our Smart TVs to work with additional offerings, technologies and systems. If we are unable to maintain consistent operability of our devices compared to other platforms, our business may be harmed. In addition, any future changes to offerings, technologies and systems from content providers may impact the accessibility, speed, functionality, and other performance aspects of our Smart TVs. We may not successfully develop Smart TVs that operate effectively with these offerings, technologies or systems. If it becomes more difficult for our consumers to access and use these offerings, technologies or systems, consumers may seek to use alternative offerings and our business, financial condition and results of operations may be harmed.

If the advertising and audience development campaigns and other promotional advertising on our platform are not relevant or not engaging to our consumers, our growth in SmartCast Active Accounts and consumer engagement may be harmed.

We have made, and are continuing to make, investments to enable advertisers and content providers to deliver relevant advertisements, audience development campaigns and other promotional advertising to our consumers. Existing and prospective advertisers and content providers may not be successful in serving ads and audience development campaigns and sponsoring other promotional advertising that lead to and maintain user engagement. Those ads and campaigns may seem irrelevant, repetitive or overly targeted and intrusive. We are continuously seeking to balance the objectives of our advertisers and content providers with our desire to provide an optimal user experience, but we may not be successful in achieving a balance that continues to attract and retain consumers, advertisers and content providers. We have invested and expect to continue to invest in developing innovative advertising technology, and those investments may not lead to capable or commercially successful technology. If we do not introduce relevant advertisements, audience development campaigns and other promotional advertising or such advertisements, audience development campaigns and other promotional advertising are overly intrusive and impede the use of our streaming platform, our consumers may reduce using, or stop using, our platform, and advertisers or content providers may reduce or discontinue their relationships with us, any of which may harm our business.

If we are unable to maintain an adequate supply of quality video ad inventory or effectively sell our available video ad inventory, we may not be successful in further monetizing our Platform+ business and as a result, our business, financial condition and results of operations may be harmed.

We are dependent in part on our ability to monetize video ad inventory on WatchFree+ that we obtain from the publishers of ad-supported channels, and through our inventory share with certain AVOD services. We generate advertising revenue by selling ad inventory on our own services and through certain third-party AVOD services. We may fail to attract content providers for these services that generate a sufficient quantity or quality of ad-supported content hours on our streaming platform and continue to grow supply of quality video ad inventory. Our access to video ad inventory on our platform, including on WatchFree+ varies greatly. The amount, quality and cost of video ad inventory available to us can change at any time and we have recently observed slowed advertising spending in a variety of industries due to market conditions. Additionally, consolidations among content providers and changes in their advertising strategy may result in decreased advertising spend and inventory. If we are unable to grow and maintain a sufficient supply of quality video advertising inventory at reasonable costs to keep up with demand, we may not be able to increase our SmartCast ARPU and our business may be harmed.

Our ability to deliver more relevant advertisements to our consumers and to increase SmartCast's value to advertisers depends in part on the collection of user engagement data, which may be restricted or prevented by a number of factors, including our ability to keep SmartCast Active Accounts engaged on ad-supported content instead of harder to monetize content, contractual restrictions on our ability to use data from certain streaming services, and consumers' willingness to opt into the collection of their data. Our ability to grow SmartCast ARPU depends in part on our ability to shift SmartCast Hours towards services that we are better able to monetize.

Further, we operate in a highly competitive advertising industry and we compete for revenue from advertising with OTT platforms and services, as well as traditional media, such as radio, broadcast, cable and satellite TV. These competitors offer content and other advertising mediums that may be more attractive to advertisers than our streaming platform. These competitors are often very large and have more advertising experience and financial resources than we do, which may adversely affect our ability to compete for advertisers and may result in lower revenue and gross profit from advertising. We also seek to grow our advertising sales by seeking early commitments from advertisers related to their expected advertising spend ("Upfront Commitments"), which in some cases offer more competitive pricing in exchange for Upfront Commitments. However, Upfront Commitments are indications of expected advertising spending that are typically not fully binding, so the amount of money these advertisers spend with us may be more or less than what was originally committed. If advertisers spend significantly less than they indicated in their Upfront Commitments, our ability to continue to grow our advertising revenue may be negatively impacted. If we are unable to increase our revenue from advertising by, among other things, maintaining or growing the market share for our Smart TVs, continuing to improve our platform's capabilities to further optimize and measure advertisers' campaigns, increase our advertising inventory and expand our advertising sales team and programmatic capabilities, our business and our growth prospects may be harmed. This competition may also be intensified by negative conditions in the global economy, which have caused advertisers to slow advertising spending. We may not be able to compete effectively or adapt to any such changes or trends, which would harm our ability to grow our advertising revenue and harm our business, financial condition and results of operations.

An economic downturn, or economic uncertainty, has and could continue to have adverse effects on consumer discretionary and advertising spending, which has and could continue to have adverse effects on demand for our products and our results of operations.

Our Smart TVs and sound bars are consumer discretionary items, and our Platform+ business is dependent on advertising spending. As such, our results of operations tend to be sensitive to changes in macroeconomic conditions, consumer confidence, employment levels, interest rates, inflation, tax rates, the availability and cost of credit, debt levels and fuel and energy costs.

Negative conditions in the global economy, including heightened inflation, high interest rates and resulting credit constraints, foreign currency fluctuations, and reduced consumer confidence, impacts from geopolitical conflicts in and around Ukraine, Israel and other areas of the world, among other macroeconomic effects, have and may continue to depress consumer spending on discretionary items as well as advertising spending, which has and may continue to have an adverse impact on Smart TV Shipments, SmartCast Active Accounts, and gross profit. Such factors also have and may continue to cause advertisers in a variety of industries to reduce advertising spending and to either pause or slow campaigns which in turn creates increased competition for remaining advertising inventory, adversely affecting Platform+ gross profit. A sustained or worsened economic downturn or continued economic uncertainty may adversely affect demand for our Device and Platform+ products, and our business, financial condition and results of operations may be harmed. Changes in economic policy, trade uncertainty, including changes in tariffs, sanctions, international treaties and other trade restrictions, the occurrence of a natural disaster or another global public health crisis, armed conflicts, or changes in diplomatic relations could further exacerbate macroeconomic conditions, depress consumer and advertising spending, and adversely affect our results of operations. The sensitivity of our Device and Platform+ businesses to macroeconomic events, economic cycles, and any related fluctuation in consumer confidence may harm our business, financial condition and results of operations if the current economic downturn and uncertainty persists.

Changes in consumer viewing habits could harm our business.

The manner in which consumers access streaming content is changing rapidly. As the technological infrastructure for internet access continues to improve and evolve, consumers will be presented with more opportunities to access video, music and games on-demand with interactive capabilities. Time spent on mobile devices is growing rapidly, in particular by young adults streaming content, including user-generated content on social media platforms such as TikTok and Instagram, as well as content from cable or satellite providers available live or on-demand on mobile devices. In addition, personal computers, streaming platforms, DVD players, Blu-ray players, gaming consoles and cable set-top boxes allow consumers to access streaming content. If other streaming or technology providers are able to respond and take advantage of changes in consumer viewing habits and technologies better than us, our business, financial condition and results of operations may be harmed.

New entrants may enter the TV streaming market with unique service offerings or approaches to providing content. In addition, our competitors may enter into business combinations or alliances that strengthen their competitive positions. If new technologies render the TV streaming market obsolete or we are unable to successfully compete with current and new competitors and technologies, our business may be harmed.

The use of Automatic Content Recognition ("ACR") technology to collect viewing behavior data is a developing industry and we may not compete in it successfully.

The utilization of viewing behavior data collected using ACR technology through Smart TVs to inform digital advertising and content delivery is a developing industry, and the technologies relating to and uses for this type of data that may be prevalent in the future remain uncertain. If the market for the use of this data does not continue to develop in the way or at the level we expect, or if we are unable to continue successfully developing and monetizing our Platform+ offerings or the viewing behavior data we collect, our growth prospects may be harmed.

Many factors may adversely affect the acceptance and growth of Platform+, including:

- changes in consumer preferences and attitudes toward data collection, use, disclosure and other processing;

- changes in or the introduction of new laws, rules, regulations or industry standards or increased enforcement of international laws, rules, regulations or industry standards impacting the collection, use, privacy, security, sharing or other processing of data or otherwise;

- changes in device functionality and settings, and other changes in technologies, including those that make it easier for consumers to prevent the placement monitoring technology and impact our ability to reach them online or collect and use exposure data, and decisions by consumers to opt out of being monitored or to use such technology;

- developing and maintaining relationships and technology integrations with brand advertisers, advertising and media agencies, broadcast, cable and local television networks, digital publishers and streaming companies, data analytics firms and marketing technology firms;

- decisions by advertisers, media content providers, digital publishers or marketing technology companies to, or changes in their technology or rights that, restrict our ability to collect data or their refusal to implement mechanisms we request to ensure compliance with our legal obligations or technical requirements;

- changes in the economic prospects of advertisers, advertising and media agencies, broadcast, cable and local television networks, digital publishers and streaming companies, data analytics firms, advertising technology firms, or the industries or verticals we expect to primarily serve with our Inscape data services;

- the failure to add, or the loss of, brand advertisers, advertising and media agencies, broadcast, cable and local television networks, digital publishers and streaming companies, data analytics firms and advertising technology firms running advertising campaigns using our services;

- the timing and amount of sales and marketing expenses incurred to attract new brand advertisers, advertising and media agencies, broadcast, cable and local television networks, digital publishers and streaming companies, data analytics firms and advertising technology firms to our services; and

- changes in the demand for viewing behavior data.

Further, we currently do not collect, and might not in the future collect, viewing behavior data regarding content streamed through SmartCast or content viewed on Smart TVs located outside of the United States. Additionally, some of our agreements with third party content providers, including Netflix and Disney+, restrict us from using viewing data from consumers engaging with that third party's content. These potential limitations may impair our ability to monetize Platform+. Moreover, our Smart TV viewers must initially opt-in to collection of viewing behavior data and can opt out of such data collection at any time. Consumer attitudes toward collection, use, disclosure and other processing of viewing behavior or other consumer information may change over time, and may result in more of our Smart TV viewers opting out of data collection.

If we are unable to adequately address these factors, we may not be able to successfully develop our Platform+ offerings and our anticipated future growth may be harmed.

Our future growth depends in part on the growth and integration of the digital and television advertising industries.

Many advertisers continue to devote a substantial portion of their advertising budgets to traditional, offline advertising, such as offline television, radio and print. The future growth of our business and, in particular, our Platform+ offerings, will depend on the continued integration of television and digital advertising, and on advertisers increasing their spend on television and digital advertising, and we cannot be certain that they will do so. We have invested to improve digital advertising, such as through our ACR and DAI technologies, but these technologies are relatively new and our efforts may not achieve long-term commercial success. If advertisers do not perceive meaningful benefits from the integration of television and digital advertising, and in particular the benefit of viewing behavior data, including in terms of cost effectiveness, then the digital advertising market and our Platform+ offerings may develop more slowly than we expect, which may harm our business, financial condition and results of operations.

Changing consumer preferences towards data collection, privacy and security could cause consumers not to opt-in to or to opt-out of our data collection practices, which could harm our Platform+ business.

Certain of our data policies require consumers to opt-in to the collection, use, and disclosure of their data, including viewer behavior data. Data collection, privacy and security have become the subject of increasing public concern and changing consumer preferences towards data collection, privacy and security could adversely affect consumer willingness to opt-in to our collection of data about viewing behaviors or otherwise. For example, prior to collection of information from a VIZIO internet-connected device about the content viewed on such a device, we must prominently disclose to the consumer, separate and apart from any privacy policy, the types of data that will be collected, used and shared with third parties, including the identity or specific categories of such third parties, and the purposes for sharing of such information, and then obtain the consumer's affirmative express consent. Consumers may be reluctant or unwilling to opt-in to the collection of viewing data, and consumers that have opted-in to the collection of viewing data may opt-out of the collection of viewing data through the Smart TV user settings at any time.

In particular, the success of our Inscape data services and ad sales revenue objectives depends in part on our ability to lawfully obtain information about the content viewed on an internet-connected device through the use of ACR and other technologies from devices whose users choose to opt-in to the data collection and to pair that information with demographic, usage, and other activities associated with users and their devices. Furthermore, some consumers may be reluctant or unwilling to opt into our collection of their data or connect to the internet through our Smart TVs for a variety of reasons, including because they have concerns regarding the risks associated with data privacy and security. Consumers may not opt-in to (or may later opt-out of) having their viewing history, and other behavioral data paired with their email address or telephone number via a generated token. If consumers choose not to opt-in to (or later opt-out of) the collection and use of their data in support of Inscape data services and ad sales on our platform as a result of these concerns, this could negatively impact the growth potential for our Platform+ business.

A breach of the confidentiality or security of information we or our third-party providers hold or of the security of the computer systems used in and for our business could be detrimental to our business, financial condition and results of operations.

We rely on complex computer systems, hardware, technology, infrastructure and online sites and networks for both internal and external operation that are critical to our business (collectively, "IT Systems"). We own and manage some of these IT Systems but also rely on third parties for a range of IT Systems and related products and services. These third parties store and otherwise process sensitive corporate, personal and other information, including intellectual property, proprietary business information, payment card information and other consumer data and confidential information, which they are contractually required to maintain on a confidential basis. The information we collect through our Inscape data services does not include consumers' names, addresses, phone numbers, social security numbers, credit card information or other contact information, but it does include device or other persistent identifiers, IP addresses, viewing behavior data and other personal information. Additionally, we collect personal information including names, e-mail addresses, zip codes and payment card information from consumers who use our VIZIO Account subscription management service. We also maintain a separate database of personal information in connection with consumers who register our devices for warranty purposes or otherwise contact us, such as for consumer service assistance. More generally, in the ordinary course of our business, we collect, store, transmit and otherwise process large amounts of sensitive corporate, personal and other information, including intellectual property, proprietary business information, payment card information and other consumer data and confidential information. It is critical that we work to maintain the confidentiality, integrity and availability of such information.

We face numerous and evolving cybersecurity risks that threaten the confidentiality, integrity and availability of our IT Systems and information about consumers or their devices or other sensitive, personal or confidential information. Like all services that connect with the internet, our Inscape data services, and our website, as well as our IT Systems and infrastructure and those of our third-party service providers, and our databases and data centers provided by third-party service providers have in the past and may in the future be subject to security breaches, intrusions, incidents, attacks, malware and ransomware attacks, social engineering attacks, phishing attempts, attempts to overload our servers with denial-of-service, employee and contractor theft and other malfeasance, unauthorized access by third parties or internal actors, or other attacks and disruptions, any of which could lead to interruptions, delays, or shutdowns of our services, or the inadvertent or unauthorized access, destruction, modification, acquisition, release, transfer, loss, disclosure or use of information about consumers or their devices or other sensitive, personal or confidential information. Attacks of this nature are increasing in frequency, levels of persistence, sophistication—including the use of artificial intelligence—and intensity, and evolving in nature, which may allow threat actors to circumvent security controls, evade detection and remove forensic evidence. These attacks are conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise, including organized criminal groups, "hacktivists," terrorists, nation states and others. Threats to and vulnerabilities in our IT Systems and those of our service providers have resulted and may result from malicious code embedded in open-source software, misconfigurations or other vulnerabilities in commercial software that is integrated into our IT Systems (or our service providers'), human error, fraud or malice on the part of our employees, third-party service providers and business partners or by malicious third parties, including state-sponsored organizations with significant financial and technological resources, or from accidental technological failure. Additionally, geopolitical events and resulting government activity could also lead to information security threats and attacks by affected jurisdictions and their sympathizers. For example, despite our efforts to secure our IT Systems and the data contained in those IT Systems, including efforts to educate and train our employees, we remain vulnerable to phishing and other types of attacks and breaches. In the past, employees have been victims of spearphishing and other phishing attacks, and we anticipate these attacks continuing, which may result in our employees and contractors being victims of these attacks in the future. The security risks we face have been heightened by a shift toward remote work by our employees and service providers due to the challenges associated with managing remote computing assets and security vulnerabilities that are present in many non-corporate and home networks. In addition, due to political uncertainty and military actions associated with the geopolitical conflicts in and around Ukraine, Israel and other areas of the world, we and our service providers are vulnerable to heightened risks of information security threats and attacks from or affiliated with nation-state actors, including attacks that could materially disrupt our IT Systems and operations, supply chain and ability to produce, sell and distribute our devices and services.

Products, solutions and services such as ours are complex in development, design and deployment and may contain errors, bugs, misconfigurations or vulnerabilities, that are potentially incapable of being remediated or detected until after their deployment, if at all. Any real or perceived errors, bugs, design failures, defects, vulnerabilities, misconfigurations in our solutions or untimely or insufficient remediation thereof, could cause our solutions not to meet their specifications or security standards. There is no guarantee that our products would be free of flaws or vulnerabilities at all times and we may not correct all known vulnerabilities or errors, promptly or at all. We also cannot be certain that current or future criminal capabilities, discovery of existing or new vulnerabilities in our and our service providers' IT Systems and attempts to exploit those vulnerabilities, physical systems or facility break-ins and data thefts or other developments will not compromise or breach the technology protecting the IT Systems and information possessed by us and our service providers, or that this has not already occurred. Given the unpredictability of the timing, nature and scope of cybersecurity attacks and other security-related incidents, our technology may fail to adequately secure our IT Systems and the information we maintain, and we may be unable to anticipate or prevent techniques used to obtain unauthorized access or to sabotage IT Systems, react in a timely manner, or implement adequate preventative measures. In the event that our or our service providers' protection efforts are unsuccessful and there is unauthorized access to, or unauthorized destruction, modification, acquisition, release, transfer, loss, disclosure or use of information or the breach of the security of information, we could suffer material adverse impacts to our IT Systems, business, or information about consumers or their devices or other sensitive, personal or confidential information. Any adverse impact of the availability, integrity or confidentiality of information could have material adverse consequences for our business, results of operations and financial condition, including costs to comply with applicable breach notification laws, disruption to our business, legal claims or proceedings (such as class actions), disputes, regulatory investigation and oversight, mandatory corrective action, fines, penalties, damages, indemnity obligations, damages for contract breach, reduced consumer demand for our devices and harm to our reputation and brand. We may face difficulties or delays in identifying, investigating, mitigating, recovering or otherwise responding to any security breach or incident.

Further, a portion of our technology infrastructure is operated by third parties such as Amazon Web Services, among other providers, over which we have no direct control, and some of these third parties in turn subcontract with other third-party service providers. We are reliant in part on their security measures to protect our sensitive corporate, personal and other information, including intellectual property, proprietary business information, payment card information, consumer data and other confidential information. Our ability to monitor our service providers' security measures is limited, and, in any event, third parties may be able to circumvent those security measures, resulting in the unauthorized access to, misuse, disclosure, loss or destruction of our and our customers' information, including sensitive and personal information. Third parties that we work with have in the past experienced security incidents and phishing attacks and may have similar experiences in the future. If those third parties do not adequately protect our information, it could result in decreased revenue and our reputation and brand could suffer irreparable harm, causing consumers to reject our devices in the future, our data providers not to share data with us, or advertisers or other downstream users or licensees of our viewing behavior data not to do business with us. For example, we use third-party payment processors to collect payment information for purchases on our website, through our Smart TVs and through VIZIO Account. If these third parties suffer a data breach involving our consumers' payment card data, we may be subject to substantial penalties and related enforcement for failure to adhere to the technical or operational security requirements of the Payment Card Industry ("PCI") Data Security Standard ("DSS") imposed by the PCI Council to protect cardholder data. Penalties arising from PCI DSS enforcement are uncertain as penalties may be imposed by entities within the payment card processing chain without regard to any statutory or universally mandated framework. Such enforcement could threaten our relationship with our banks, card brands we do business with and our third-party payment processors. Further, we could be forced to expend significant financial and operational resources in response to any actual or perceived security breach or security incident, including in repairing system damage, increasing cybersecurity protection costs by deploying additional personnel and modifying or enhancing our protection technologies, investigating and remediating any information security vulnerabilities, notifying affected individuals and providing them with identity-protection services, and litigating and resolving governmental investigations and other proceedings and legal claims and litigation, all of which could divert resources and the attention of our management and key personnel.

We incur significant costs to detect and prevent security breaches and other security-related incidents. Nevertheless, our efforts may not be successful. There can also be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our IT Systems and information about consumers or their devices or other sensitive, personal or confidential information. The inability to implement and maintain adequate safeguards may harm our business, financial condition and results of operations. For example, we do not yet have a formally documented, comprehensive data retention policy and have developed a business continuity and disaster recovery plan that was first tested in 2023 for all 2022 in-scope Sarbanes-Oxley Act of 2002 ("SOX Act") applications. If we are not able to detect and identify activity on our IT Systems that might be nefarious in nature, determine the scope of or contain the nefarious activity, or design processes or systems to reduce the impact of similar activity at a third-party provider, our business could suffer harm. Any adverse impacts to the availability, integrity or confidentiality of our IT Systems or information about consumers or their devices or other sensitive, personal or confidential information, can result in legal claims or proceedings, particularly if the retailer or consumer suffered actual harm. We cannot ensure that any limitations of liability provisions in our agreements with consumers or retailers, contracts with service providers and other contracts for a security lapse or breach or other security-related matter would be enforceable or adequate or would otherwise protect us from any liabilities or damages with respect to any particular claim. In any event, an unauthorized disclosure of information or a breach of the security of our IT Systems or data, media reports about such an incident, whether accurate or not, or our failure to make adequate or timely disclosures to the public, regulators, or law enforcement agencies following any such event, whether due to delayed discovery or a failure to follow existing protocols, may materially harm our reputation, brand, business, financial condition and results of operations.

Security compromises experienced by others in our industry, our retailers or us may lead to public disclosures and widespread negative publicity. Any security compromise in our industry, whether actual or perceived, could erode consumer confidence in the effectiveness of our security measures, negatively impact our ability to attract new consumers, cause existing consumers to elect not to use our devices or subject us to third-party lawsuits, regulatory fines or other actions or liabilities, which may materially harm our business, financial condition and results of operations.

Additionally, we cannot be certain that our insurance coverage will be adequate for data security liabilities actually incurred, will cover any indemnification claims against us relating to any incident, that insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, may harm our reputation, brand, business, financial condition and results of operations.

Significant system disruptions, loss of data center capacity or interruption of telecommunication links may harm our business, financial condition and results of operations.

Our business is heavily dependent upon highly complex data processing capability. Protection of our data centers and the third-party data centers at which we collect and maintain data against damage or interruption from fire, flood, earthquakes, tornadoes, other natural disasters, acts of war (including related to geopolitical conflicts in and around Ukraine, Israel and other areas of the world) or terrorism, cybersecurity attacks, ransomware, power loss, telecommunications or equipment failure, infrastructure changes, human or software errors, viruses, denial of service attacks, fraud or other disasters and events beyond our control is critical to our continued success. We also rely on bandwidth providers, internet service providers and mobile networks to deliver data to us from Smart TVs, and the online content available through our Smart TVs is dependent on links to telecommunication providers. Any damage to, failure of, or outages of the systems of the data centers that we utilize or the systems of our third-party providers could result in interruptions to the availability or functionality of our Inscape data services or our Smart TVs. If for any reason our arrangements with our third-party providers, including providers of our third-party data centers, are terminated, we could experience additional expense in arranging for new technology, services and support. In addition, the failure of the data centers that we utilize or any third-party providers to meet our capacity requirements could result in interruptions in the availability or functionality of our devices or impede our ability to scale our operations.

We believe we and the third parties on which we rely have taken reasonable precautions to protect necessary data centers and telecommunication links from events that could interrupt our operations. Such third parties, however, are responsible for maintaining their own network security, disaster recovery and system management procedures. Any damage to the data centers that we utilize or any failure of our telecommunications links that causes loss of data center capacity or otherwise causes interruptions in our operations, however, may materially adversely affect our ability to quickly and effectively respond to our retailers' requirements, which could result in loss of their confidence, adversely impact our ability to attract new retailers and force us to expend significant resources to repair the damage. Such events may harm our business, financial condition and results of operations.

Any material disruption of our information systems may harm our business, financial condition and results of operations.

We are increasingly dependent on IT Systems to process transactions, respond to retailer inquiries, provide technical support to consumers, manage our supply chain and inventory, ship goods on a timely basis and maintain cost-efficient operations, in particular for our Inscape data services. There have been and may continue to be significant supply chain attacks (such as the attacks resulting from vulnerabilities in SolarWinds Orion, Accellion FTA, Microsoft Exchange, and other widely-used software and technology infrastructure) and there may be a rise in the threat, frequency and/or sophistication of cyber-attacks due to current geopolitical tensions, so we cannot guarantee that our or our third-party providers' systems and networks have not been breached or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our systems and networks or the systems and networks of third parties that support us and our services. Any material disruption, outage, failure or slowdown of our systems or those of our service providers, including a disruption or slowdown caused by our failure to successfully upgrade our systems, system failures, viruses, computer "hackers," cybersecurity attacks, denial of service attacks, ransomware or other causes, as well as fire, flood, earthquakes, tornadoes, power loss, telecommunications or equipment failure, infrastructure changes, human or software errors, fraud or other disasters and events beyond our control, could cause delays in our supply chain or cause information, including data related to retailer orders, to be lost, corrupted, altered or delayed, which could result in delays in the delivery of merchandise to retailers or lost sales, especially if the disruption or slowdown occurs during the holiday season. In some instances, we may not be able to identify, investigate, remediate or recover from these performance problems within an acceptable period of time. Any of these events could reduce demand for our devices or impair our ability to complete sales through our ecommerce channels and cause our revenue to decline. If our information systems are inadequate to handle our growth, we could lose retailers or our business, financial condition and results of operations may be harmed.

As we expand our operations, we expect to utilize additional systems and service providers that may also be essential to managing our business, in particular for our Inscape data services. Although the systems and services that we require are typically available from a number of providers, it is time consuming and costly to qualify and implement these relationships. Therefore, our ability to manage our business would suffer if one or more of our providers suffers an interruption in their business, or experiences delays, disruptions or quality control problems in their operations, or we have to change or add systems and services. Furthermore, we may not be able to control the quality of the systems and services we receive from third-party service providers, which could impair our ability to implement appropriate internal controls over financial reporting.

If our devices contain defects or errors, we could incur significant unexpected expenses, experience device returns and lost sales, suffer damage to our reputation and brand, and be subject to product liability or other claims.

Our devices are complex and may contain defects, bugs, or vulnerabilities, or be subject to errors or failures, particularly when first introduced or when new models are released. Our devices have a one-, two- or three-year limited warranty against manufacturing defects and workmanship. While our warranty is limited to repairs and returns, warranty claims may result in significant costs and litigation, the occurrence of which may harm our business, financial condition and results of operations. If our devices contain defects or errors, we could experience decreased sales and increased device returns, and loss of our retailers, consumers and market share. If defects are not discovered until after retailers or consumers purchase our devices, our retailers and consumers could lose confidence in the quality of our devices and our reputation and brand may be harmed. If significant bugs or vulnerabilities are not discovered and patched in a timely manner, unauthorized parties could gain access to such devices. Any negative publicity related to the perceived quality of our devices could affect our brand image, decrease retailer and consumer demand, and may harm our business, financial condition and results of operations. In addition, although substantially all of our device warranty expenses are reimbursed by our manufacturers under our standard device supply agreements, if our manufacturers fail to honor these obligations, or if the indemnities in our device supply agreements are insufficient or do not cover our losses, we could incur significant service, warranty and insurance costs to correct any defects, warranty claims or other problems, including costs related to device recalls.

We may undertake acquisitions to expand our business, which may pose risks to our business, dilute the ownership of our stockholders or restrict our operations.

As part of our business and growth strategy, we have in the past acquired and made significant investments in, and may in the future acquire or make significant investments in, businesses, assets, technologies or services that we believe complement our business, although we have no present commitments or agreements to enter into any such acquisitions or investments. We have limited experience acquiring and integrating businesses, and may not be successful in doing so. Acquisitions involve numerous risks, any of which could negatively affect our business, financial condition and results of operations, including:

- intense competition for suitable acquisition targets, which could increase acquisition costs and adversely affect our ability to consummate deals on favorable or acceptable terms;

- failure or material delay in closing a transaction;

- transaction-related lawsuits or claims;

- difficulties in integrating the technologies, operations, existing contracts and personnel of an acquired company;

- difficulties in retaining key employees or business partners of an acquired company;

- diversion of financial and management resources from existing operations or alternative acquisition opportunities;

- failure to realize the anticipated benefits or synergies of a transaction;

- failure to identify the problems, liabilities or other shortcomings or challenges of an acquired company or technology, including issues related to intellectual property, regulatory compliance practices, litigation, revenue recognition or other accounting practices, privacy, data protection and data security practices, or employee or user issues;

- risks that regulatory bodies may enact new laws or promulgate new regulations that are adverse to an acquired company or business;

- risks that we may be required to comply with additional laws and regulations, or to engage in substantial remediation efforts to cause the acquired company to comply with applicable laws or regulations;

- costs and potential difficulties associated with the requirement to test and assimilate the internal control processes of the acquired business;

- theft of our trade secrets or confidential information that we share with potential acquisition candidates;

- risk that an acquired company or investment in new offerings cannibalizes a portion of our existing business; and

- adverse market reaction to an acquisition.

If we fail to address the foregoing risks or other problems encountered in connection with past or future acquisitions of businesses, new technologies, services and other assets and strategic investments, or if we fail to successfully integrate such acquisitions or investments, our business, financial condition and results of operations may be harmed. Acquisitions by us could also result in large write-offs or assumptions of debt and contingent liabilities, any of which could substantially harm our business, financial condition and results of operations. In addition, to finance any acquisitions, it may be necessary for us to raise additional funds through equity, equity-linked or debt financings. Additional funds may not be available on terms that are favorable to us, and in the case of equity or equity-linked financings, could result in dilution to our stockholders. Furthermore, funds obtained through debt financing could contain covenants that restrict how we operate our business or obtain other financing in the future.

We are subject to international business risks and uncertainties.

Our supply chain and manufacturing partners are based in, or have operations in countries outside of the United States including Vietnam, China, Taiwan, Thailand and Mexico. Further, we may expand our marketing operations internationally, which may lead to operations across many additional countries. For example, we have established sales channels through which we sold our devices in Canada and Mexico, though we have currently suspended sales in these countries. Operating in foreign countries requires significant resources and management's attention, and we have limited experience entering new geographic markets. We cannot guarantee that our international efforts will be successful.

Some of our manufacturers of key components, including LCD panels, reside in China. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, the level of development, the growth rate, the control of foreign exchange and the allocation of resources. The Chinese government exercises significant control over China's economic growth through the allocation of resources, control of the incurrence and payment of foreign currency-denominated obligations, setting of monetary policy and provision of preferential treatment to particular industries or companies. Changes in any of these policies, laws and regulations could adversely affect the overall economy in China or our Chinese manufacturers, which could harm our business through higher device costs, reduced availability or both.

We may also experience negative impacts on our business resulting from local regulations imposed in international jurisdictions where our supply chain and manufacturing partners operate or to U.S. regulations that impact our ability to conduct our business with our current international partners. For example, tensions in the relationship between the United States and China, where some of our products and product-components are manufactured, have and could continue to result in U.S. federal and state regulations imposing restrictions on the importation of products and components manufactured in China, which may impact the cost of or our ability to import our devices.

Furthermore, the global nature of our business creates various domestic and local regulatory challenges and subjects us to risks associated with our international operations. We are subject to the U.S. Foreign Corrupt Practices Act (the "FCPA") and similar anti-bribery and anti-corruption laws in other jurisdictions in which we conduct activities, such as China. These laws generally prohibit companies, their employees, agents, representatives, business partners and third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments to government officials or others in the private sector for the purpose of influencing official actions, obtaining or retaining business, directing business to another or securing an advantage.

Our ability to maintain current relationships with our manufacturers and vendors, to conduct operations with our existing international partners and to grow our business internationally is subject to risks associated with international operations, such as:

- inability to localize our devices, including to adapt for local practices and translate into foreign languages;

- difficulties in staffing and managing foreign operations;

- burdens of complying with a wide variety of laws and regulations, including those relating to the collection, use and other processing of consumer data;

- more stringent or differing regulations relating to privacy, data protection and data security, particularly in Canada and the European Union;

- unexpected changes in regulatory requirements;

- adverse tax effects and foreign exchange controls making it difficult to repatriate earnings and cash, or reinvest earnings from operations in one country to fund the capital needs of our operations in other countries;

- exposure to political or economic instability and general economic fluctuations in specific countries or markets;

- risks resulting from changes in currency exchange rates;

- changes in diplomatic and trade relationships, including with respect to the relationship between China and Taiwan as well as ongoing trade disputes between the United States and China;

- terrorist activities, natural disasters and pandemics, including the regional or local impacts of any such activity;

- political, economic and social instability, war (including ongoing geopolitical conflicts in and around Ukraine, Israel and other areas of the world, resulting sanctions imposed by the United States and other countries, and retaliatory actions taken in response to such sanctions) or armed conflict;

- trade restrictions;

- differing employment practices and laws and labor disruptions, including strikes and other work stoppages, strains on the available labor pool, labor unrest, changes in labor costs and other employment dynamics;

- the imposition of government controls;

- lesser degrees of intellectual property protection;

- tariffs and customs duties, or other barriers to some international markets, and the classifications of our goods by applicable governmental bodies;

- a legal system subject to undue influence or corruption; and

- a business culture in which illegal sales practices may be prevalent.

The occurrence of any of these risks could negatively affect our operations or international business expansion and consequently our business, financial condition and results of operations may be harmed.

Our Inscape data services currently focus on data generated from television content consumption in the United States. In order to expand these services internationally, we would be required to expend significant time and resources to be able to ensure that we can collect consumer and content data in other countries, and that we do so in compliance with laws in such countries. We cannot guarantee that we would be able to do so in a cost-effective manner, if at all.

We intend to run our operations in compliance with local regulations, such as tax, civil, environmental and other laws in each country where we may have presence or operations. However, there are inherent legal, financial and operational risks involved in conducting international operations, and we cannot be certain that these risks will not prevent us from being able to successfully develop and expand our international operations.

As we increase our international sales and business, we may engage with third-party intermediaries to market our devices and to obtain necessary permits, licenses and other regulatory approvals. In addition, we or our employees, agents, representatives, business partners and third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of our employees, agents, representatives, business partners and third-party intermediaries, even if we do not explicitly authorize such activities. In addition, U.S. public companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. We cannot assure you that our employees, agents, representatives, business partners and third-party intermediaries will not take actions in violation of applicable law, for which we may be ultimately held responsible.

Detecting, investigating and resolving actual or alleged violations of anti-corruption laws can require a significant diversion of time, resources and attention from senior management, as well as significant defense costs and other professional service fees. In addition, noncompliance with anti-corruption and anti-bribery laws can subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, enforcement actions, fines, damages, other civil and/or criminal penalties and injunctions against us, our officers or our employees, disgorgement of profits, suspension or debarment from contracting with the U.S. government or other persons, reputational harm, adverse media coverage and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal proceeding, our reputation, brand, business, financial condition and results of operations may be harmed.

We are highly dependent on our Chief Executive Officer and senior management team, and we may fail to attract, retain, motivate or integrate highly skilled personnel, which may harm our business, financial condition and results of operations.

Our future success depends in significant part on the continued service of William Wang, our Founder, Chairman and Chief Executive Officer, and our senior management team. Mr. Wang is critical to the strategic direction and overall management of our company as well as our research and development process. Mr. Wang and each member of our management team is an at-will employee. We do not carry key person life insurance on Mr. Wang or any other member of our senior management team. If we lose the services of any member of our senior management team, we may not be able to find a suitable replacement or integrate a replacement in a timely manner or at all, which would seriously harm our business, financial condition and results of operations.

In addition, our continuing growth will, to a large extent, depend on the attention of Mr. Wang to our daily affairs. Our future success also depends, in part, on our ability to continue to attract and retain highly skilled personnel. Competition for these personnel in the Orange County area of California, where our headquarters is located, and in other locations where we maintain offices, is intense, and the industry in which we operate is generally characterized by significant competition for skilled personnel as well as high employee attrition. We may not be successful in attracting, retaining, training or motivating qualified personnel to fulfill our current or future needs. Additionally, the former employers of our new employees may attempt to assert that our new employees or we have breached their legal obligations, which may be time-consuming, distracting to management and may divert our resources. Current and potential personnel also often consider the value of equity awards they receive in connection with their employment, and to the extent the perceived value of our equity awards declines, our ability to attract and retain highly skilled personnel may be negatively impacted. If we fail to attract and integrate new personnel or retain and motivate our current personnel, our business, financial condition and results of operations may be harmed.

The quality of our consumer support is important to our consumers, and if we fail to provide adequate levels of consumer support, we could lose consumers, which would harm our business.

Our consumers depend on our consumer support organization to resolve any issues relating to our devices and SmartCast operating system. A high level of support is critical for the successful marketing and sale of our devices. We currently outsource our consumer support operation to two third-party consumer support providers. We also use artificial intelligence tools to assist these providers in responding to our consumers and to respond to consumers directly. If we do not effectively train, update and manage our third-party consumer support providers to assist our consumers, and if those support providers do not succeed in helping them quickly resolve issues or provide effective ongoing support, including by properly deploying artificial intelligence tools, it could adversely affect our ability to sell our devices to consumers and harm our reputation with potential new consumers.

Our success will depend in part on our continued ability to offer devices utilizing a display technology that has broad market appeal.

Most of our total net revenue is currently derived from the sale of devices utilizing LCD display technology, which is currently the most common flat panel display technology, and OLED display technology. We do not design or manufacture either LCD or OLED display technology. Our ability to adopt or incorporate the latest LCD and OLED display technologies into our Smart TVs depends on continued advancement in the design and manufacture of LCD and OLED display technologies by others. Furthermore, technologies other than LCD and OLED technologies are also currently available or may become available. These new display technologies, which are at various stages of development and production, may gain wider market acceptance than LCD or OLED technology for use in televisions. We currently do not offer Smart TVs using displays incorporating these alternative display technologies. If consumers prefer devices manufactured by our competitors utilizing display technologies that we have not adopted, this may harm our business, financial condition and results of operations.

We have and may continue to discontinue support for older versions of our devices, resulting in consumer dissatisfaction that could negatively affect our business, financial condition and results of operations.

We have historically maintained, and we believe our consumers may expect, extensive backward compatibility for our older products and the software that supports them, allowing older products to continue to benefit from new software updates. We expect that in the near term, this backward compatibility will no longer be practical or cost-effective, and we may decrease or discontinue service for our older products. Further, certain older products may continue to work but may no longer receive software updates (other than critical patches) and/or we may still continue to offer updates to the user interface and applications available on the platform without providing support for updating all functions of our older products. To the extent we no longer provide extensive backward compatibility for our products, we may damage our relationship with our existing consumers, as well as our reputation, brand loyalty and ability to attract new consumers.

For these reasons, any decision to decrease or discontinue backward compatibility may decrease sales, generate legal claims and may harm our business, financial condition and results of operations.

Changes in how network operators manage data that travel across their networks could harm our business.

Our business relies upon the ability of our consumers to access high-quality streaming content through the internet. As a result, the growth of our business depends on our consumers' ability to obtain and maintain low-cost, high-speed access to the internet, which relies in part on the network operators' continuing willingness to upgrade and maintain their equipment as needed to sustain a robust internet infrastructure as well as their continued willingness to preserve the open and interconnected nature of the internet. We exercise no control over network operators, which makes us vulnerable to any errors, interruptions or delays in their operations. Any material disruption or degradation in internet services may harm our business.

To the extent that the number of internet users continues to increase, network congestion could adversely affect the reliability of our OTT services. We may also face increased costs of doing business if network operators engage in discriminatory practices with respect to streamed video content in an effort to monetize access to their networks by data providers. In the past, internet service providers have attempted to implement usage-based pricing, bandwidth caps and traffic "shaping" or throttling. To the extent network operators were to create tiers of internet access service and either charge us or our content providers for access to these tiers or prohibit us or our content providers from having our services available on some or all of these tiers, our quality of service could decline, our operating expenses could increase and our ability to attract and retain consumers could be impaired, each of which may harm our business.

In addition, most network operators that provide consumers with access to the internet also provide these consumers with multichannel video programming. These network operators have an incentive to use their network infrastructure in a manner adverse to the continued growth and success of other companies seeking to distribute similar video programming. To the extent that network operators are able to provide preferential treatment to their own data and content, as opposed to ours, our business may be harmed.

Our financial and operating performance may be adversely affected by epidemics, adverse weather conditions, climate change, natural disasters and other catastrophes, public health crises and political instability.

Our headquarters is located in the Orange County area of California, an area susceptible to earthquakes. A major earthquake or other natural disaster, fire, act of terrorism or other catastrophic event, or the effects of climate change (such as sea level rise, drought, flooding, wildfires and increased storm severity), in California or elsewhere that results in the destruction or disruption of any of our critical business operations or information technology systems could severely affect our ability to conduct normal business operations and, as a result, our future results of operations may be harmed.

Our key manufacturing, supply, assembly and distribution partners have global operations, including in Vietnam, China, Taiwan, Mexico and Thailand as well as the United States. Political instability or crises, civil unrest, the effects of climate change, adverse weather conditions, natural disasters and other catastrophes, epidemics or outbreaks of disease in any of those countries, public health crises, political crises, such as terrorist attacks, war and other political instability, such as the ongoing geopolitical tensions related to conflicts in and around Ukraine, Israel and other areas of the world, resulting sanctions imposed by the United States and other countries, and retaliatory actions in response to such sanctions, may harm our business, financial condition and results of operations. Any prolonged occurrence of these or other events or conditions in any of these locations may interrupt the business operations of our manufacturers as well as the manufacturers of key components, including LCD panels, which may harm our business and results of operations. For instance, health or other government regulations adopted in response to a natural disaster, epidemic, outbreak, or a severe disruption or increase in the pricing of basic food stuffs, may require closure of our manufacturers' facilities and/or our retailers' facilities, leading to reduced production, delayed or cancelled orders and decrease in demand for our devices. These regulations also could result in severe travel restrictions and closures that would restrict our ability to ship our devices.

We may require additional capital, which may not be available on terms acceptable to us, or at all.

Historically, we have funded our operations and capital expenditures primarily through equity issuances and cash generated from our operations. To support our growing business, we must have sufficient capital to continue to make significant investments in our devices and platform. If we raise additional funds through the issuance of equity, equity-linked, or debt securities, those securities may have rights, preferences, or privileges senior to those of our Class A common stock, and our existing stockholders may experience dilution. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities.

Our ability to obtain financing will depend on, among other things, our business plans, operating performance, and the condition of the capital markets at the time we seek financing, including disruptions caused by geopolitical or macroeconomic events. We cannot be certain that additional financing will be available to us on favorable terms, or at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited, and our business, financial condition and results of operations may be harmed.

Risks Relating to Our Supply Chain, Content Providers and Other Third Parties

A small number of retailers account for a substantial majority of our Device net revenue, and if our relationships with any of these retailers is harmed or terminated, or the level of business with them is significantly reduced, our results of operations may be harmed.

We depend on a small number of retailers for a substantial majority of our Device business and believe that in the future we will continue to generate a substantial majority of our Device net revenue from a small number of retailers. Certain entities purchasing from us are affiliates under common control. While they have historically submitted orders to us through separate purchasing departments, their affiliation enhances the risk of our retailer concentration as, among other things, their purchasing departments could become centralized in the future.

We do not typically enter into binding long-term contracts with our retailers. We generally sell our devices on the basis of purchase orders, and our retailers may cancel or defer orders with little or no notice and without significant or any penalties. Our ability to maintain close and satisfactory relationships with our retailers is important to the ongoing success and profitability of our business. If any of our significant retailers reduces, delays or cancels its orders, or the financial condition of our key retailers deteriorates, our business may be seriously harmed. In addition, our retailers may become competitors. For example, one of our significant retailers, Walmart, sells its own brand of televisions, Onn, and has chosen and may continue to choose to promote their own devices over ours or could ultimately cease selling or promoting our devices entirely. If we were to lose one of our major retailers, or if a major retailer were to significantly reduce its volume of business with us or provide more or better shelf space to devices of our competitors, our Device net revenue and Device gross profit could be materially reduced, which could have a significant adverse impact on our business, financial condition and results of operations.

If we do not effectively maintain and further develop our Device sales channels, including developing and supporting our retail sales channels, or if any of our retailers experience financial difficulties or fails to promote our devices, our business may be harmed.

We depend upon effective sales channels to reach the consumers who are the ultimate purchasers of our devices. We primarily sell our devices directly through a mix of retail channels, including big box retailers, wholesale clubs, online marketplaces and, to a much smaller extent, independent regional retailers. We depend on these retailers to provide adequate and attractive space for our devices in their stores, which will become more challenging to the extent average television sizes increase. Many of our retailers limit the shelf space they provide to any single brand, which makes future market share gains by us more difficult. We further depend on our retailers to employ, educate and motivate their sales personnel to effectively sell our media entertainment devices, and in online channels, we must ensure we and our retailers have adequate resources to educate and attract consumers to our devices. If our retailers do not adequately display our devices, choose to promote competitors' devices over ours (including through more prominent or higher-impact store displays or through in-store recommendations to consumers from their sales personnel), or do not effectively explain to consumers the advantages of our devices, our revenue could decrease and our business may be harmed. Similarly, our Device business could be adversely affected if any of our large retailers were to experience financial difficulties, or change the focus of their businesses in a way that de-emphasized the sale of our devices. We continue to invest in our sales channels with in-store device displays, online campaigns and retail-associate training, and there can be no assurance that this investment will lead to increased sales.

We depend on a limited number of manufacturers and suppliers for our devices and their components. If we experience any delay or disruption, or quality control problems with our manufacturers in their operations or availability or price fluctuations of key components from suppliers, we may be unable to keep up with retailer and consumer demand for our devices, we could lose market share and revenue and our reputation, brand and business would be harmed.

We do not have internal manufacturing or testing facilities or capabilities, and all of our devices are manufactured, assembled, tested and packaged by third-party manufacturers, who are original design manufacturers ("ODMs"). Our manufacturers are, in turn, responsible for procuring or manufacturing the components used in the manufacturing of our devices from a limited number of suppliers.

Our reliance on our manufacturers, and indirectly, on their limited number of suppliers, involves a number of risks, including risks related to the following:

- our manufacturers and their suppliers may encounter financial or other business difficulties, change their strategic objectives, or perceive us to no longer be an attractive retailer;

- we have no long-term contracts with our manufacturers and as a result, our manufacturers could cease to provide devices to us with little or no notice;

- our manufacturers, or their suppliers, may experience disruptions in their manufacturing operations due to equipment breakdowns, cybersecurity attacks or security breaches or incidents, labor disputes or shortages, component or material shortages, cost increases or other similar problems;

- production capacity constraints;

- increases in manufacturing costs and lead times;

- untimely delivery and failures to meet production deadlines;

- errors in complying with device specifications;

- device and component quality and reliability issues;

- vessel delays and port congestion, which disrupt shipping operations;

- failure of a key manufacturer, or a key supplier to a manufacturer, to remain in business and adjust to market conditions;

- failure of our manufacturers and their suppliers to obtain timely domestic or foreign regulatory approvals or certificates for our devices;

- increases in pricing as a result of increases in tariffs and customs duties;

- our ODMs could become our competitors by selling directly to retailers, including our retailers, and discontinuing manufacturing or supplying us with their devices;

- our inability to pass price declines in the sales of our devices or price protection rebates we provide to our retailers through to our manufacturers;

- failure of manufacturers to honor indemnities in their agreements with us;

- disagreements or disputes between us and our manufacturers relating to our supply agreements or otherwise;

- delays in, or the inability to execute on, a supplier roadmap for components and technologies;

- geopolitical uncertainty and instability, such as the ongoing geopolitical tensions related to conflicts in and around Ukraine, Israel and other areas of the world, or potential conflicts in the region surrounding the Taiwan Strait, may lead to changes in U.S. or foreign trade policies and general economic conditions that impact our business; and

- natural disasters, fires, pandemics, climate change, acts of terrorism or other catastrophic events which disrupt manufacturing operations or shipping routes.

We rely on our manufacturers to procure components of our devices, particularly LCD panels and chipsets. There are a limited number of suppliers of LCD panels and chipsets, and we do not expect the number of suppliers to meaningfully increase.

If component shortages or delays continue to occur, the price of certain components may increase, and we may be exposed to quality issues or the components may not be available at all. As a result, we could lose time-sensitive sales, incur additional freight costs or be unable to pass on price increases to our retailers. If we, or our manufacturers, cannot adequately address supply issues, we might have to re-design some devices, which could result in further costs and delays.

In addition, if we experience a significant increase in demand for our devices, our manufacturers might not have the capacity to, or might elect not to, meet our needs as they allocate production capacity to their other retailers. Identifying a suitable manufacturer is an involved process that requires us to become satisfied with the manufacturer's quality control, responsiveness and service, financial stability and labor and other ethical practices, and if we seek to source materials from new manufacturers there can be no assurance that we could do so in a manner that does not disrupt the manufacture and sale of our devices.

If we fail to manage our relationship with our manufacturers effectively, or if they experience operational difficulties, our ability to ship devices to our retailers could be impaired and our reputation, brand, business, financial condition and results of operations may be harmed.

If we are unable to accurately predict our future retailer demand and provide our manufacturers with an accurate forecast of our device requirements, we may experience delays in the manufacturing of the devices we sell and the costs of our devices may increase, which may harm our results of operations.

To ensure adequate inventory supply and meet the demands of our retailers, we must forecast inventory needs and place orders with our manufacturers based on our estimates of future demand for particular devices. Our ability to accurately forecast demand for our devices could be affected by a multitude of factors, including the timing of device introductions by competitors, unanticipated changes in general market demand, macroeconomic conditions or consumer confidence. We provide our manufacturers with a rolling forecast of demand, which they use to determine material and component requirements. Lead times for ordering materials and components, especially key components such as LCD panels, vary significantly and depend on various factors, such as the specific component manufacturer, contract terms and demand and supply for a component at any given time. We rely on our manufacturers and their suppliers to manage these lead times. If our forecasts are less than our actual requirements, our manufacturers and their suppliers may be unable to manufacture our devices or their components in sufficient quantity or in a timely manner, and we may be unable to meet retailer demand for our devices, or may be required to incur higher costs to secure the necessary production capacity and components. We experienced each of these effects in 2020 and 2021, due to an unexpected increase in consumer demand due to the COVID-19 pandemic. We could also overestimate future sales of our devices and risk causing our manufacturers to carry excess device and component inventory, which could result in our providing increased price protection or other sales incentives, which may harm our Device net revenue and Device gross profit. The cost of the components used in our devices also tends to drop rapidly as volumes increase and technologies mature. Therefore, if our manufacturers or their suppliers are unable to promptly use the components purchased in anticipation of our forecasts, the cost of the devices we sell may be higher than our competitors due to an over-supply of higher priced components.

Furthermore, a failure to deliver sufficient quantities of devices to meet the demands of our retailers may cause us to lose retailers. At certain times in the past, including in 2021, we have been unable to supply the number of Smart TVs demanded by certain of our retailers. If this were to occur more frequently, our relationship with these retailers may be materially affected, and they may decide to seek other sources of supply or cease doing business with us altogether.

We rely upon third parties for technology that is critical to our devices and services, and if we are unable to continue to use this technology and future technology, our ability to sell competitive and technologically advanced devices would be limited.

We do not develop certain of the technologies incorporated into and necessary for the operation and functionality of our devices. We rely on non-exclusive license rights from third parties for these technologies. We also license technology on a non-exclusive basis that is necessary to comply with various data compression, broadcast and wireless standards. Because the intellectual property we license is available to our competitors from third parties, barriers to entry for our competitors are lower than if we owned exclusive rights to the technology we license and use or if we had separately developed patented technology. In some cases, the owners of the intellectual property that we license routinely license the same or similar intellectual property to our competitors, such as Dolby, and AVC/H.264 patents licensed through Via Licensing Alliance. If a competitor enters into an exclusive arrangement with any of our third-party technology providers, or we are unable to continue to license or replace technologies we use following the expiration or termination of a license, our ability to develop and sell devices or services containing that technology could be severely limited. Our ability to continue licensing technology from a licensor after the expiration or termination of a license could also become more limited in the future for a variety of reasons, such as the licensor being acquired by one of our competitors. Even if such licenses are available, we may be required to pay the licensor substantial royalties based on sales of our devices. Our success will also depend in part on our continued ability to access these technologies on commercially reasonable terms. Upon expiration of these agreements, we are required to re-negotiate and renew them in order to continue to access these technologies. We have in the past been, and may in the future be, unable to reach a satisfactory agreement before our existing license agreements have expired. In some instances, we may be required by third parties to maintain licenses to certain third-party technologies, and failure to do so may cause us to lose business relationships or revenue. If we are unable to enter into or renew the necessary licenses on acceptable terms or at all, if any necessary licenses are subsequently terminated, our business, financial condition and results of operations may be harmed. Defense of any lawsuit or failure to obtain any of these licenses on favorable terms could prevent us from commercializing our devices, which may harm our business, financial condition and results of operations.

We rely primarily on third parties for the research and development behind the technologies underlying our devices.

We rely primarily on third-parties for the research and development of the technologies underlying our devices. The success of our devices is dependent on the research and development performed by these third parties. If our relationships with our third-party manufacturers and licensors is harmed or ends, we may need to incur additional research and development costs in order to remain competitive with our devices. In addition, our research and development providers may experience delays that are out of our control, and we cannot control the amount or type of research and development done by our third-party providers. If they choose to invest less in research and development, or to invest in less relevant areas so that they fail to keep pace with the technological changes in our industries, our devices could be less competitive, and our business, financial condition and results of operations may be harmed.

Limited availability of raw materials, components and manufacturing equipment for our devices, or increases in the cost of these items, may harm our Device business, financial condition and results of operations.

We depend on our manufacturers obtaining adequate supplies of quality raw materials and components on a timely basis, and we have no long-term agreements with our manufacturers with fixed prices or quantities. As a result, it is important for them to control raw material and component costs and reduce the effects of fluctuations in price and availability. We do not have ultimate control over how or from whom our manufacturers, or their suppliers, source the raw materials or key components, such as glass substrates, liquid crystal material, driver integrated circuits, polarizers and color filters, used in our devices and key components. Our manufacturers, or their suppliers, may establish a working relationship with a single materials supplier if they believe it is advantageous to do so due to performance, quality, support, delivery, capacity, price or other considerations. Our manufacturers and their suppliers have experienced and may in the future experience a shortage of, or a delay in receiving, certain components as a result of strong demand; capacity constraints, including constraints due to, financial weakness of the manufacturer or their suppliers; inability of manufacturers or their suppliers to borrow funds in the credit markets; disputes with other manufacturers or suppliers (some of whom are also competitors) or disruptions in the operations of component suppliers; or problems faced during the transition to a new component supplier. These effects have been, and may continue to be exacerbated by certain macroeconomic conditions, including the conflicts in and around Ukraine, Israel and other areas of the world, inflationary pressure, high interest rates, labor shortages and lingering supply chain issues. Our results of operations would be adversely affected if our manufacturers, or their suppliers, were unable to obtain adequate supplies of high-quality raw materials or components in a timely manner or make alternative arrangements for such supplies in a timely manner.

Furthermore, we may be limited in our ability to pass on increases in the cost of raw materials and components to our retailers. Our contracts with our retailers provide that price and quantity terms are contained in purchase orders, which are generally agreed upon two weeks in advance of delivery. Except under certain special circumstances, the price terms in the purchase orders are not subject to change. If we become subject to any significant increase in the price our manufacturers charge us due to increases in the price of raw materials or components that were not anticipated, we may be unable to pass on such cost increases to our retailers, particularly when we offer price protection, where we offer rebates to our retailers so that they can decrease the retail price of devices during the devices' life cycles to move such devices off their shelves.

In addition, certain manufacturing equipment used by our manufacturers, and their suppliers, is only available from a limited number of vendors. From time to time, increased demand for such equipment may cause lead times to extend beyond those normally required. The unavailability of such equipment could hinder the manufacturing capacity of our manufacturers, which could in turn impair our ability to meet our retailer orders. This could result in a loss of revenue, and our business, financial condition and results of operations may be harmed.

We do not control our manufacturers and actions that they might take could harm our reputation, brand and sales.

While we require our suppliers to comply with a code of conduct, we do not control their labor, environmental or other practices. A violation of labor, environmental or other laws by our manufacturers or their suppliers, or a failure of these parties to comply with our code of conduct or to follow ethical business practices, could lead to negative publicity and harm our reputation and brand. In addition, we may choose to seek alternative manufacturers if these violations or failures were to occur. Identifying and qualifying new manufacturers can be time consuming and we might not be able to substitute suitable alternatives in a timely manner or at an acceptable cost. In the past, other consumer device companies have faced significant criticism for the actions of their manufacturers and suppliers, and we could face such criticism ourselves. Any of these events could adversely affect our brand, harm our reputation, reduce demand for our devices and harm our ability to meet demand if we need to identify alternative manufacturers.

We are dependent on logistics services provided by our third-party logistics providers, and failure to properly manage these relationships, or the failure of our logistics providers to perform as expected, may harm our results of operations.

We currently rely primarily on only one third-party logistics provider for our warehousing needs and one for our transportation needs that are not already handled by our manufacturers. We have no assurance that business interruptions will not occur as a result of the failure by these providers to perform as expected or that either of these logistics providers will meet the needs of our Device business. Further, if we are unable to properly manage our relationships with our logistics providers, including by accurately forecasting our requirements, our net revenue, results of operations and gross profit may be harmed. We cannot ensure that our logistics providers will continue to perform services to our satisfaction, in a manner satisfactory to our retailers, manufacturers and their suppliers, or on commercially reasonable terms. Our manufacturers could become dissatisfied with our logistics providers or their cost levels and refuse to utilize either of these logistics providers. Our retailers could become dissatisfied and cancel their orders, impose charges on us or decline to make future purchases from us if a logistics provider fails to deliver devices on a timely basis and in compliance with retailers' shipping and packaging requirements, thereby increasing our costs and/or potentially causing our reputation and brand to suffer. If one of our logistics providers is not able to provide the agreed services at the level of quality we require or becomes unable to handle our existing or higher volumes, we may not be able to replace such logistics provider on short notice, which may harm our business.

Our logistics providers may also fail to perform as expected for reasons outside their control. For example, the conflicts in and around Ukraine (which has caused rising fuel prices, inflation and foreign currency fluctuations), Israel and other areas of the world, geopolitical events in Asia and economic uncertainty are cause for continued concern regarding global supply chain and logistics challenges and cost increases. If such conditions impact our suppliers, contract manufacturers, logistics providers and distributors, they could lead to increases in cost of materials, higher shipping and transportation rates, which could lead to new and persisting inventory shortages. Such failure by our logistics providers to perform as expected could harm our reputation, business, financial condition and results of operations.

In addition, because we currently rely primarily on only one third-party logistics provider for our warehousing needs and only one third-party provider for our transportation needs, if we encounter problems with either of these logistics providers, we may not be able to quickly shift to a new provider of these services, and our ability to meet retailer expectations, manage inventory, complete sales and achieve objectives for operating efficiencies may be harmed.

Most of our agreements with content providers are not long-term and can be terminated by the content providers under certain circumstances. Any disruption in the renewal of such agreements may result in the removal of certain content from our streaming platform and may harm our SmartCast Active Account growth and engagement.

We enter into agreements with all our content providers, which have varying terms and conditions, including expiration dates. Our agreements with content providers generally have terms of one to three years and can be terminated before the end of the term by the content provider under certain circumstances, such as if we materially breach the agreement, or occasionally without cause. Upon expiration of these agreements, we are required to re-negotiate and renew them in order to continue providing content from these content providers on our streaming platform. We have in the past been unable and in the future may not be able to reach a satisfactory agreement before our existing agreements have expired. If we are unable to renew such agreements on a timely basis on mutually agreeable terms, we may be required to temporarily or permanently remove certain content from our streaming platform. The loss of any content from our streaming platform for any period of time may harm our business. More broadly, if we fail to maintain our relationships with the content providers on terms favorable to us, or at all, if these content providers face problems in delivering their content across our platform, or if these content providers do not prioritize developing applications for our platforms, then we may lose advertisers or consumers and our business may be harmed.

A small number of content providers represent a disproportionate amount of content consumed on our Smart TVs, and if we fail to monetize these relationships, directly or indirectly, our business, financial condition and results of operations may be harmed.

Historically, a small number of content providers have accounted for a significant portion of the content streamed across our connected entertainment platform, and the terms and conditions of our relationships with content providers vary. Additionally, we have observed consolidation among content providers, which, if it continues in the future, may result in even fewer providers responsible for a significant amount of content streamed. If we fail to maintain our relationships with the content providers that account for a significant amount of the content streamed by our consumers or if these content providers face problems in delivering their content across our platform, our ability to attract and retain consumers would be harmed.

Additionally, some of our agreements with third party content providers, including Netflix and Disney+, restrict us from using viewing data from consumers engaging with that third party's content. Accordingly, our contractual arrangements with third party content providers may limit our ability to monetize our relationships with them, and as a result, our business, financial condition and results of operations may be harmed.

The success of Platform+ depends in part on developing and maintaining relationships and technology integrations with a variety of third parties.

The success of Platform+ depends in part on developing and maintaining relationships and technology integrations with brand advertisers, advertising and media agencies, broadcast, cable and local television networks, digital publishers and streaming companies, data analytics firms and advertising technology firms. The television and digital advertising industries continue to evolve and we cannot ensure that we will be able to maintain and expand our existing relationships as well as develop relationships with additional constituents as they emerge. We also depend in part on marketing technology companies to collect and make data useful to advertisers. If these marketing technology companies fail to properly and securely collect user data from our devices, or if we fail to maintain and expand our relationships with these marketing technology companies, our business may be harmed.

Additionally, television content providers, digital publishers and marketing technology companies may begin to develop products supplementing their current product offerings to compete with our Platform+ offerings. For example, certain cable operators are vertically integrated with content providers and may choose to invest in alternate platforms. If we cannot maintain or expand our relationships with these constituents, our business, financial condition and results of operations may be harmed.

Risks Relating to Legal and Regulatory Matters

We are subject to a variety of federal, state and foreign laws and regulatory regimes. Failure to comply with governmental laws and regulations could subject us to, among other things, mandatory device recalls, penalties and legal expenses that may harm our business.

Our business is subject to regulation by various federal and state governmental agencies. Such regulation includes the radio frequency emission regulatory activities and disabled accessibility regulatory activities of the Federal Communications Commission, the anti-trust regulatory activities of the Federal Trade Commission and Department of Justice, the consumer protection laws of the Federal Trade Commission, the import/export regulatory activities of the Department of Commerce, the product safety regulatory activities of the Consumer Products Safety Commission, the regulatory activities of the Occupational Safety and Health Administration and the International Trade Commission, the environmental regulatory activities of the Environmental Protection Agency, the labor regulatory activities of the Equal Employment Opportunity Commission, laws related to privacy, data protection and security, and tax and other regulations by a variety of regulatory authorities in each of the areas in which we conduct business. We are also subject to regulation in other countries where we conduct business. In certain jurisdictions, such regulatory requirements may be more stringent than in the United States. In addition, we are subject to a variety of federal and state employment and labor laws and regulations, including the Americans with Disabilities Act, the Federal Fair Labor Standards Act, the WARN Act and other regulations related to working conditions, wage-hour pay, over-time pay, employee benefits, anti-discrimination, and termination of employment. Noncompliance with applicable regulations or requirements could subject us to investigations, sanctions, mandatory device recalls, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties, or injunctions.

We are subject to governmental export and import controls and economic sanctions laws and regulations that could subject us to liability and impair our ability to compete in international markets if we or our partners violate these laws or regulations or the laws or regulations are amended to restrict our ability to do business internationally. The United States and various foreign governments have imposed controls, license requirements and restrictions on the import or export of some hardware, software, technologies, and services. The export, re-export and transfer of our devices, software and technologies are subject to U.S. export controls, including the Commerce Department's Export Administration Regulations, and our devices, software, technologies, and services as well as our business activities are subject to various economic and trade sanctions regulations established by the Treasury Department's Office of Foreign Assets Controls. These laws and regulations have in the past impacted, and we expect in the future will impact, our business, and any future changes in laws, regulations, policies or trade relations could harm our business. Exports and other transfers of our devices, software, technologies and services must be made in compliance with these laws. Furthermore, U.S. export control laws and economic sanctions prohibit the provision of devices, software, technologies, and services to countries and persons subject to U.S. sanctions. Even though we attempt to ensure that we, our retailers and partners comply with the applicable export, sanctions and import laws, including preventing our devices, software, technologies, and services from being provided to sanctioned persons or sanctioned countries, we cannot guarantee full compliance by all parties involved. Actions of our retailers and partners are not within our complete control. Any such potential violation could have negative consequences, including government investigations and/or penalties, and our reputation, brand and revenue may be harmed.

Further, any government enforcement action may harm our business, financial condition and results of operations. If we are subject to any sanctions, penalties or restrictions by governmental agencies, or if we do not prevail in any possible governmental civil or criminal litigation matter in the future, our business, financial condition and results of operations may be harmed. In addition, responding to any action will likely result in a significant diversion of management's attention and resources and an increase in professional service fees, and our reputation and brand may be harmed.

We and our third-party service providers collect, store, use, disclose and otherwise process information collected from or about consumers of our devices. The collection and use of personal information subjects us to legislative and regulatory burdens, and contractual obligations. Compliance with these laws and regulations involves significant expenditure and resources, and any failure by us or our third-party providers to comply may result in significant liability, negative publicity, and/or an erosion of trust, which could materially adversely affect our business, results of operations, and financial condition.

We collect, store, use, disclose and otherwise process personal information (including data that can be used to identify or contact a person) and other data supplied by consumers when, for example, consumers register our devices for warranty purposes, as well as personal information of our employees and third parties, and share this data with certain third parties. We also disclose viewing data to third parties when consumers opt-in to the collection, use and disclosure of viewing data. We also depend on a number of third-party vendors in relation to the operation of our business, a number of which process personal information on our behalf. A wide variety of local, state, national and international laws and regulations, and industry standards and contractual obligations, apply to the collection, use, retention, protection, security, sharing, disclosure, transfer and other processing of personal information and data collected from or about individuals, including consumers and devices, and the regulatory frameworks and industry standards for privacy and security issues are evolving worldwide. In many cases, these laws and regulations apply not only to third-party transactions, but also to transfers of information between or among us, our subsidiaries and other parties with which we have commercial relationships. These requirements, and their application, interpretation, and amendment are constantly evolving and developing.

Numerous legislative proposals also have been introduced to the U.S. Congress and various state legislative bodies concerning content regulation and data privacy and protection that could affect us, if enacted. We expect that there will continue to be new proposed and adopted laws, regulations and industry standards concerning privacy, data protection and security in the United States and other jurisdictions in which we operate.

In the United States, we are subject to the supervisory and enforcement authority of the Federal Trade Commission with regard to the collection, use, sharing, and disclosure of certain data collected from or about consumers or their devices. The Federal Trade Commission enforces a variety of data privacy issues, such as promises made in privacy policies or failures to appropriately protect information about individuals, or unfair or deceptive acts or practices in or affecting commerce in violation of the Federal Trade Commission Act. Additionally, many states in which we operate have laws that protect the privacy and security of personal information. Certain state laws may be more stringent, broader in scope, or offer greater individual rights, with respect to personal information than federal, international or other state laws, and such laws may differ from each other, which may complicate compliance efforts. For example, the California Consumer Privacy Act ("CCPA") provides that covered companies must provide disclosures to California residents and afford such residents data privacy rights that include the right to request a copy from a covered company of the personal information collected about them, the right to request deletion of such personal information, and the right to request to opt-out of certain sales of such personal information. The CCPA provides for a private right of action for certain data breaches that has increased data breach litigation. Further, the California Privacy Rights Act ("CPRA"), went into effect on January 1, 2023, and was subject to enforcement as of July 1, 2023. The CPRA imposed additional obligations on covered companies and expanded residents' rights, including with respect to certain sensitive personal information, and placed limitations on data uses, created new audit requirements for significant risk processing activities, and provided residents opt outs for certain disclosures of personal information. The CPRA also creates a new state agency, the California Privacy Protection Agency ("CPPA"), with authority to implement and enforce the CCPA and the CPRA, including seeking an injunction and civil penalties for violations. Aspects of the CCPA, as amended, and other laws and regulations relating to data protection, privacy, and information security, as well as their enforcement, remain unclear, and we have been, and may in the future be, required to modify our practices in an effort to comply with them. The CCPA marked the beginning of a trend toward more stringent privacy legislation in the United States and prompted a number of new state privacy legislation to be considered and enacted, many of which have similarities to the CCPA and CPRA. For example, Connecticut, Virginia, Colorado and Utah have enacted legislation similar to the CCPA that took effect in 2023; Florida, Montana, Oregon, and Texas have enacted similar legislation that takes effect in 2024; Tennessee, Iowa, New Jersey, and Delaware have enacted similar legislation that will take effect in 2025; and Indiana has enacted similar legislation that will take effect in 2026.

These comprehensive privacy statutes that share similarities with the CCPA by introducing new data privacy rights and obligations. The U.S. federal government also is contemplating federal privacy legislation. New and evolving state privacy laws have required and will require us to incur additional costs and expenses in an effort to comply with them. These new state privacy laws, and any other state or federal legislation that is enacted, could increase our potential liability, add layers of complexity to compliance in the U.S. market, increase our compliance costs and adversely affect our business. In addition, in order to comply with the varying state laws around data breaches, we must maintain adequate security measures, which require significant investments in resources and ongoing attention. All 50 states have laws including obligations to provide notification of security breaches of computer databases that contain certain types of personal information to affected individuals, state officers and others.

While we strive to publish and prominently display privacy policies that are accurate, comprehensive, compliant with applicable laws, orders and settlements, regulations and industry standards, and fully implemented, we cannot assure you that our privacy policies and other statements regarding our practices will be sufficient to protect us from claims, proceedings, liability or adverse publicity relating to the privacy and security of information about consumers or their devices. Although we endeavor to comply with our privacy policies, we may at times fail to do so or be alleged to have failed to do so. The publication of our privacy policies and other documentation that provide promises and assurances about privacy and security can subject us to potential state and federal action if they are found to be deceptive, unfair, or misrepresentative of our actual practices, which may harm our business, financial condition and results of operations. Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to consumers or other third parties, including retailers, advertisers, service providers or developers, or any other legal or regulatory obligations, standards, orders or contractual or other obligations relating to privacy, data protection, data security, or consumer protection, or any compromise of security that results in unauthorized access to, or unauthorized loss, destruction, use, modification, acquisition, disclosure, release or transfer of personal information or other consumer data, has in the past resulted, and in the future may result, in the expenditure of substantial costs, time and other resources, proceedings or actions against us, legal liability, governmental investigations, enforcement actions and other proceedings, and claims, fines, judgments, awards, penalties and costly litigation (including class actions). Such proceedings or actions and any subsequent adverse outcomes could hurt our reputation, force us to spend significant amounts in defense of and responses to such actions and proceedings, distract our management and technical personnel, increase our costs of doing business, adversely affect the demand for our devices, and ultimately result in the imposition of liability. Furthermore, any public statements against us by consumer advocacy groups or others, could cause our consumers to lose trust in us and otherwise harm our reputation, brand and market position. If any of these events were to occur, our business, financial condition and results of operations could be materially adversely affected.

We use information collected from or about consumers of our devices, and from the devices themselves, for analysis and licensing purposes, including to inform advertising or analyze viewing behaviors. If laws or government regulations relating to digital advertising, the use of location or behavioral data, or collection and use of internet user data and unique identifiers change, we may need to alter our business, or our business may be harmed.

Our business currently relies in part upon users opting-in to allow their Smart TV to detect viewing data, such as through the deployment of ACR technology. We license certain of this viewing data to authorized data partners, including analytics companies, media companies and advertisers. We may use viewing data for a number of purposes, including to provide, maintain, monitor and analyze usage, to improve services, to personalize our services and to deliver recommendations, advertisements, content and features that match viewer interests. Our data partners may use viewing data for summary analytics and reports, audience measurement, and to deliver tailored advertisements. Data about content viewed on a device is sometimes enhanced with household demographic data and data about digital actions (e.g., digital purchases and other consumer behavior taken by the Smart TV or other devices associated with the IP address we collect). This data also enables authorized data partners to deliver interest-based advertising both on the Smart TV and other devices, for example, devices sharing the same IP address.

U.S. federal and state governments have enacted or are considering legislation related to digital advertising, consumer privacy, and the collection, use, disclosure and other processing of data relating to individuals, including the CCPA, and other comprehensive U.S. state privacy statutes, and regulators, including the U.S. Federal Trade Commission and many state Attorneys General, are interpreting consumer protection laws as imposing standards relating to these topics. We also expect to see an increase in legislation and regulation related to digital advertising, the use of location or behavioral data, the collection and use of internet user data and unique device identifiers, such as IP address, and other privacy and data protection legislation and regulation. Such laws and regulations could affect our costs of doing business, and may adversely affect the demand for, or effectiveness and value of, our Inscape data services and our other devices and services. It is also possible that existing laws and regulations may be interpreted in new ways that would affect our business, including with respect to definitions of "personal data" or similar concepts, or the classification of IP addresses, machine, device or other persistent identifiers, location data, behavioral data and other similar information. Such laws and regulations may be inconsistent between countries and jurisdictions or conflict with other laws, regulations or other obligations to which we are or may become subject. Such new laws and regulations, or new interpretations of laws and regulations, may hamper our ability to expand our offerings into the EU or other jurisdictions outside of the United States, may prove inconsistent with our current or future business practices or the functionality of our Smart TVs, Inscape data services or other devices or services, and may diminish the volume or quality of our data by restricting our information collection methods or decreasing the amount and utility of the information that we would be permitted to collect, share and license.

The costs of compliance with, and the other burdens imposed by, these and other laws, regulations, standards, practices, contractual obligations or other obligations may be costly and onerous, which in turn may prevent us from offering or selling our devices or existing or planned features, products, or services, or may increase the costs of doing so, and may affect our ability to invest in or jointly develop devices or services. Such new laws and regulations, or new interpretations of laws and regulations, also may cause us to find it necessary or appropriate to change our business practices. We may be unable to change our business practices in a timely or cost-effective manner or at all, and doing so may harm our financial performance. Some of our competitors may have more access to lobbyists or governmental officials and may use such access to effect statutory or regulatory changes in a manner to commercially harm us while favoring their solutions. In addition, a determination by a court or government agency that any of our practices, or those of our agents, do not meet applicable standards could result in liability, or negative publicity, and may harm our business, financial condition and results of operations.

Our consumers may also object to or opt-out of the collection and use of data about the content viewed on a VIZIO device or other personal information, which may harm our business. Other businesses have been criticized by privacy groups and governmental bodies for attempts to link personal identities and other information to data collected on the internet regarding users' browsing and other habits. We are aware of several lawsuits filed against companies in the electronics or digital advertising industries alleging various violations of consumer protection and computer crime laws, asserting privacy-related theories, and regulatory authorities in the United States and other jurisdictions have pursued investigations of and enforcement actions against companies relating to their use and other processing of data relating to individuals. Any such claims, proceedings or investigations brought against us could hurt our reputation, brand and market position, force us to spend significant amounts to defend ourselves and otherwise respond to the action or other proceeding, distract our management and technical personnel, increase our costs of doing business, lower demand for our services and ultimately result in the imposition of monetary liability or restrict our ability to conduct our Inscape data services.

We have been subject to regulatory proceedings and orders related to the collection, use, and sharing of information from or about consumers and their devices, and continued compliance with regulators and regulatory orders will require additional costs and expenses.

In February 2017, we stipulated to the entry of a judgment in federal district court with, and paid certain penalties to, the Federal Trade Commission, the New Jersey Attorney General, and Director of the New Jersey Division of Consumer Affairs to settle alleged violations of Section 5 of the Federal Trade Commission Act and New Jersey Consumer Fraud Act (the "Order"). The Order requires us to provide additional notices (separate and apart from our privacy policies) to consumers when our devices are collecting viewing data under the Order. VIZIO devices connected to the internet may only collect viewing data from devices whose users have expressly consented to this practice, after receiving notice of the collection, use and sharing of viewing data, and we must provide instructions on how consumers may revoke such consent for our devices.

The Order also required us to delete certain viewing data we collected, prohibits us from misrepresenting our practices with respect to the privacy, security or confidentiality of consumer information we collect, use or maintain and requires us to maintain a privacy program with biennial assessments of that program and maintain certain records regarding our collection and use of consumer information. The obligations under the Order remain in effect until 2037. Violation of existing or future regulatory orders, settlements or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our business, financial condition and results of operations.

While we have incurred, and will continue to incur, expenses to maintain privacy and security standards and protocols imposed by the Order, as well as applicable laws, regulations, judgments, settlements, industry standards and contractual obligations, increased regulation of data collection, use and security practices, including self-regulation and industry standards, changes in existing laws, enactment of new laws, increased enforcement activity, and changes in interpretation of laws, could increase our costs of compliance and operations, limit our ability to grow our business or otherwise harm our business.

Our actual or perceived failure to adequately protect information from or about consumers of our devices could harm our reputation, brand and business.

California law requires manufacturers that sell or offer to sell connected devices in California to equip each device with reasonable security features that are appropriate to the nature of the device, appropriate to the information it may collect, contain or transmit, and designed to protect the device and information on the device from unauthorized access, destruction, use, modification or disclosure. In addition, we are subject to other laws and regulations that obligate us to employ reasonable security measures.

We also are subject to certain contractual obligations to indemnify and hold harmless third parties, including advertisers, digital publishers, marketing technology companies and other users or buyers of our data from and against the costs or consequences of our noncompliance with laws, regulations, self-regulatory requirements or other legal obligations relating to privacy, data protection or data security, or inadvertent or unauthorized use or disclosure of these third parties' data that we process in connection with providing our devices.

We face numerous cybersecurity risks that threaten the confidentiality, integrity and availability of our technology systems and information. We have implemented security measures in an effort to comply with applicable laws, regulations and other obligations, but given the evolving sophistication, tools (including artificial intelligence), and nature of security threats and evolving safeguards and the lack of prescriptive measures in many applicable laws, regulations, and other obligations, we cannot be sure that our chosen safeguards will protect against security threats to our business, including the personal information that we process, or that a regulator or other third party may not consider our security measures to be appropriate, reasonable and/or in accordance with applicable legal requirements. Additionally, there can also be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our technology systems and information. Even security measures that are appropriate, reasonable and/or in accordance with applicable legal requirements may not be able to fully protect our information technology systems and the data contained in those systems, or our data that is contained in third parties' systems. Moreover, certain data protection laws impose on us responsibility for our employees and third parties that assist with aspects of our data processing. Our employees' or third parties' intentional, unintentional or inadvertent actions may increase our vulnerability or expose us to security threats, such as phishing or spearphishing attacks or the introduction of ransomware or malware, and we may remain responsible for access to, loss or alteration of, or unauthorized disclosure or other processing of our data despite our security measures. Any actual or perceived failure to adequately protect information may subject us to legal, regulatory and contractual actions and may cause material harm to our reputation, brand, business, financial condition and results of operations.

From time to time, we have been and may be subject to legal proceedings, regulatory disputes, and governmental inquiries that could cause us to incur significant expenses, divert our management's attention, and may harm our business, financial condition and results of operations.

From time to time, we have been and may be subject to claims, lawsuits, government investigations and other proceedings involving products liability, competition and antitrust, intellectual property, privacy, consumer protection, securities, tax, labor and employment, environmental, commercial disputes and other matters that may harm our business, financial condition and results of operations. As we have grown, we have seen a rise in the number and significance of these disputes and inquiries. Litigation and regulatory proceedings may be protracted and expensive, and the results are difficult to predict. Certain of these matters include speculative claims for substantial or indeterminate amounts of damages and include claims for injunctive relief. Additionally, our litigation costs could be significant. Adverse outcomes with respect to litigation or any of these legal proceedings may result in significant settlement costs or judgments, penalties and fines, or require us to modify our products or services, make content unavailable, or require us to stop offering certain features, all of which may harm our business, financial condition and results of operations.

The results of litigation, investigations, claims, and regulatory proceedings cannot be predicted with certainty, and determining reserves for pending litigation and other legal and regulatory matters requires significant judgment. There can be no assurance that our expectations will prove correct, and even if these matters are resolved in our favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, may harm our business, financial condition and results of operations.

Regulations related to conflict minerals or other social and environmental issues may cause us to incur additional expenses and could limit the supply and increase the costs of certain metals used in the manufacturing of our devices.

As a public company, we are subject to the requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") that require us to diligence, disclose and report whether or not our devices contain conflict minerals and we are also a member of the Responsible Business Alliance ("RBA"). We work to monitor our supply chain in compliance with both the Dodd-Frank Act and RBA Code of Conduct, and our compliance to these requirements could adversely affect the sourcing, availability and pricing of the materials used in the manufacture of components used in our devices. In addition, we incur additional costs to comply with the disclosure requirements and RBA Code of Conduct, including costs related to conducting diligence procedures to determine the sources of conflict minerals that may be used or necessary to the production of our devices and the labor and environmental practices of our suppliers, and, if applicable, potential changes to devices, processes or sources of supply as a consequence of such verification activities. We also rely on information provided by third parties to ensure compliance with these rules and standards, which may not be accurate, and it is possible that we may face reputational harm if we determine that certain of our devices were sourced or manufactured in a way that do not meet these standards.

Compliance or the failure to comply with current and future environmental, device stewardship and producer responsibility laws or regulations could result in significant expense to us.

As a seller of consumer electronic devices, we are subject to a variety of national, state, local and foreign environmental, device stewardship and manufacturer responsibility laws and regulations, primarily relating to the collection, reuse and recycling of electronic waste, including the Smart TVs we sell, as well as regulations regarding the consumption of electricity and the hazardous material contents of electronic devices, device components and device packaging.

The cost of complying with recycling programs varies based on differing laws across jurisdictions and factors such as market-share and state-wide collection goals, which can be difficult for us to accurately predict. Most of the states with television recycling programs assess fees based upon weight of the units recycled, by market share or a combination of the two. Some states also impose a charge on us for the cost of recycling televisions and other consumer electronic products manufactured by other companies, usually based upon our current television market share. This includes orphaned televisions, which are predominately based on older, heavier CRT technology. We expect our expenses for compliance with recycling programs to be between approximately $5 million and $10 million each year, and if our sales or market share increases, the future cost of complying with the existing recycling programs could increase. Changes to laws regulating electronics recycling programs could increase our operational costs for funding these programs and result in increased regulatory oversight and a larger administrative burden. If more states adopt similar recycling plans, our costs of compliance and associated administrative burden will grow. Currently, we do not pass these costs on to our manufacturers and we may have a limited ability to pass these costs along to our retailers. If states offer consumer incentives for the return of televisions to recycling facilities, which has occurred in the past, our costs could increase unexpectedly. If the costs of compliance with these recycling programs increase beyond our estimates, our margins would be reduced and our business, financial condition and results of operations would be harmed. We believe that we are currently in compliance, and will be able to continue to comply, with such existing and emerging requirements; however we have in the past and may in the future experience disputes with such state or local authorities, and if we are found to not be in compliance with any present and future regulations, we could become subject to additional fines and liabilities or prohibitions on sales of our Smart TVs, or could otherwise jeopardize our ability to conduct business in the jurisdiction in which we are not compliant, which in turn may harm our business, financial condition and results of operations.

Our devices are subject to laws in some jurisdictions which ban the use of certain hazardous materials such as lead, mercury and cadmium in the manufacture of electrical equipment. Similar laws and regulations have been passed, are pending, or may be enacted in China and other regions, and we are, or may in the future be, subject to these laws and regulations. Also, changes to regulations relating to certain chemicals and flame retardants used in our devices have been enacted in some states and additional regulations have been proposed or are being considered by federal and state regulators. If these measures are implemented, we could face significant increased costs from suppliers who may be using such chemicals in component parts and would be required to remove them. Although we generally seek contractual provisions requiring our manufacturers to comply with device content requirements, we cannot guarantee that our manufacturers will consistently comply with these requirements. In addition, if there are changes to these or other laws (or their interpretation) or if new similar laws are passed in other jurisdictions, we may be required to re-engineer our devices to use components compatible with these regulations. This re-engineering and component substitution could result in additional costs to us or disrupt our operations or logistics.

Issues related to climate change may result in regulatory requirements that would have an adverse impact on the financial condition of our business. At the federal and state levels, we may face new or changing requirements to reduce greenhouse gases on our operations, including manufacturing, transportation and distribution, resulting in increased costs. Recently proposed changes to laws at the state and local levels targeting reductions in greenhouse gases would also result in increased administrative costs to our business.

From time to time new environmental, device stewardship and producer responsibility regulations related to both products and product packaging are enacted, or existing requirements are changed, and it is difficult to anticipate how such regulations and changes will be implemented and enforced. We continue to evaluate the necessary steps for compliance with regulations as they are enacted and are actively looking to alternative methods of compliance in the event certain proposed changes in law may materially impact our operations. We also expect that our devices will be affected by new environmental laws and regulations on an ongoing basis, including content of device components. Although we cannot predict the future impact of such laws or regulations, they will likely result in additional costs and may increase penalties associated with violations or require us to change the content of our devices and packaging or how these are manufactured. As a result, we may experience negative consequences from these emerging requirements including, but not limited to, supply shortages or delays, increased raw material and component costs, accelerated obsolescence of certain raw materials used in our components and devices, and the need to modify or create new designs for our existing and future devices, all of which may harm our business, financial condition and results of operations.

We are subject to taxation-related risks in multiple jurisdictions, and the adoption and interpretation of new tax legislation, tax regulations, tax rulings, or exposure to additional tax liabilities could materially affect our business, financial condition and results of operations.

We are a U.S.-based multinational company subject to income and other taxes in the United States and other foreign jurisdictions in which we do business. As a result, our provision for income taxes is derived from a combination of applicable tax rates in the various jurisdictions in which we operate. Significant judgment is required in determining our global provision for income taxes, value added and other similar taxes, deferred tax assets or liabilities and in evaluating our tax positions on a worldwide basis. It is possible that our tax positions may be challenged by tax authorities, which may have a significant impact on our global provision for income taxes. If such a challenge were to be resolved in a manner adverse to us, it could have a material adverse effect on our business, financial condition and results of operations.

Tax laws are regularly re-examined and evaluated globally. New laws and interpretations of the law are taken into account for financial statement purposes in the quarter or year that they become applicable. Tax authorities are increasingly scrutinizing the tax positions of multinational companies. If U.S. or other foreign tax authorities change applicable tax laws, or if there is a change in interpretation of existing law, our overall liability could increase, and our business, financial condition and results of operations may be harmed.

In December 2017, the legislation commonly referred to as the Tax Cuts and Jobs Act of 2017 (the "Tax Act") was enacted, which contains significant changes to U.S. tax law, including a reduction in the U.S. corporate tax rate and a transition to a new partial territorial system of taxation. The primary impact of the Tax Act on our provision for income taxes was a reduction of the future tax benefits of our deferred tax assets as a result of the reduction in the corporate income tax rate. In addition, as of January 1, 2022, the Tax Act requires research and experimental expenditures attributable to research conducted within the United States to be capitalized and amortized ratably over a five-year period. Any such expenditures attributable to research conducted outside the United States must be capitalized and amortized over a 15-year period. This tax capitalization of research and experimental expenditures was included in our tax return filed for the year ended December 31, 2022. Since this deduction disallowance is temporary, there is no impact on our tax expense; however, it increases our current cash flow liabilities and deferred tax assets. Further, the Inflation Reduction Act of 2022 (the "IRA") became effective beginning on January 1, 2023, which imposes a 15% alternative minimum income tax on certain corporations' global adjustment financial statement income and a 1% non-deductible excise tax on certain stock buybacks. We do not currently expect that the IRA will have a material impact on our income tax liability. In addition, the Organisation for Economic Co-operation and Development, the European Union, as well as a number of other countries and organizations, have recently enacted new laws, and proposed or recommended changes to existing tax laws that may increase our tax obligations in many countries where we do business or require us to change the manner in which we operate our business. As we expand the scale of our business activities, any changes in U.S. or foreign tax laws that apply to such activities may increase our worldwide effective tax rate and harm our business, financial condition and results of operations.

Risks Relating to Financial and Accounting Matters

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly-traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently attend to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which may harm our business, financial condition and results of operations.

We are exposed to increased regulatory oversight and incur increased costs as a result of being a public company.

As a public company, we incur substantial legal, accounting and other expenses that we did not incur as a private company. For example, we are subject to the reporting requirements of the Exchange Act, the applicable requirements of the SOX Act, the rules and regulations of the Securities and Exchange Commission (the "SEC"), and the listing requirements and rules of the New York Stock Exchange. As a result, we incur significant legal, accounting and other expenses, including additional directors' and officers' liability insurance. We have incurred costs in connection with hiring additional legal, accounting, financial and compliance staff with appropriate public company experience and technical accounting knowledge. These rules and regulations have increased, and will continue to increase, our legal and financial compliance costs, and have made, and will continue to make, certain activities more time consuming and costly. Furthermore, as issues in complying with those requirements are identified, we could incur additional costs rectifying those or new issues, and the existence of these issues could adversely affect our reputation or investor perceptions of it and could make it more expensive to obtain director and officer liability insurance. Any of these expenses may harm our business, financial condition and results of operations.

We previously identified a material weakness in our internal control over financial reporting as of December 31, 2022. If we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately or timely report our financial results, in which case our business may be harmed, investors may lose confidence in the accuracy and completeness of our financial reports, and our stock price could be adversely affected.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for evaluating and reporting on the effectiveness of our system of internal control. As a public company, we are required by Section 404 of the SOX Act to evaluate the effectiveness of our internal control over financial reporting. We must also include a report issued by our independent registered public accounting firm based on their audit of our internal controls over financial reporting. In connection with our year-end assessment of internal control over financial reporting, we determined that, as of December 31, 2022, we did not maintain effective internal control over financial reporting because of a material weakness associated with controls related to our price protection program and quantity information used as the basis for their accruals. During 2023, we completed the remediation measures related to the material weakness and concluded that our internal control over financial reporting was effective as of December 31, 2023. Completion of remediation does not provide assurance that our remediation or other controls will continue to operate properly.

If we are unable to further implement and maintain effective internal control over financial reporting or disclosure controls and procedures, our ability to record, process and report financial information timely and accurately, and to prepare financial statements within required time periods could be adversely affected, which could subject us to litigation or investigations, require management resources and payment of legal and other expenses, negatively affect investor confidence in our financial statements and adversely impact our stock price. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our Class A common stock could be adversely affected and we could become subject to litigation or investigations by New York Stock Exchange, the SEC or other regulatory authorities, which could require additional financial and management resources.

We rely on assumptions and estimates to calculate certain of our key metrics, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We calculate certain of our key metrics, including Smart TV Shipments, SmartCast Active Accounts, SmartCast ARPU, SmartCast Hours and Total VIZIO Hours using internal company data that has not been independently verified. While these numbers are based on what we believe to be reasonable calculations for the applicable period of measurement, there are inherent challenges in measuring our key metrics. We regularly review and may adjust our processes for calculating our internal metrics to improve their accuracy. Our measures of our key metrics may differ from estimates published by third parties or from similarly-titled metrics of our competitors due to differences in methodology. If advertisers, content or platform partners or investors do not perceive our key metrics to be accurate representations of our Smart TV Shipments, SmartCast Active Accounts, SmartCast ARPU, SmartCast Hours and Total VIZIO Hours, or if we discover material inaccuracies in our key metrics, our reputation may be harmed and content partners, advertisers and partners may be less willing to allocate their budgets or resources to our devices and services, which could negatively affect our business, financial condition and results of operations. Further, as our business develops, we may revise or cease reporting certain metrics if we determine that such metrics are no longer accurate or appropriate measures of our performance. If investors, analysts, consumers or retailers do not believe our reported measures, such as Smart TV Shipments, SmartCast Active Accounts, SmartCast ARPU, SmartCast Hours and Total VIZIO Hours, are sufficient or accurately reflect our business, we may receive negative publicity and our operating results may be adversely impacted.

We need to maintain operational and financial systems that can support our expected growth, increasingly complex business arrangements, and rules governing revenue and expense recognition and any inability or failure to do so could adversely affect our financial reporting, billing and payment services.

We have a complex business that is growing in size and complexity. To manage our growth and our increasingly complex business operations, especially as we move into new markets internationally or acquire new businesses, we will need to maintain and may need to upgrade our operational and financial systems and procedures, which requires management time and may result in significant additional expense. Our business arrangements with our content providers and advertisers, and the rules that govern revenue and expense recognition in our data services business are increasingly complex. To manage the expected growth of our operations and increasing complexity, we must maintain operational and financial systems, procedures and controls and continue to increase systems automation to reduce reliance on manual operations. An inability to do so will negatively affect our financial reporting, billing and payment services. Our current and planned systems, procedures and controls may not be adequate to support our complex arrangements and the rules governing revenue and expense recognition for our future operations and expected growth. Delays or problems associated with any improvement or expansion of our operational and financial systems and controls could adversely affect our relationships with our consumers and partners, cause harm to our reputation and brand and could also result in errors in our financial and other reporting.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations may be harmed.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in "Management's Discussion and Analysis of Financial Condition and Results of Operations." The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in our stock price. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, sales incentives, accounts receivable and allowance for doubtful accounts, share-based compensation expense, excess and obsolete inventory write-downs, warranty reserves, long-lived assets and accounting for income taxes including deferred tax assets and liabilities.

Our results of operations may be adversely affected by changes in accounting principles applicable to us.

Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board ("FASB"), the SEC, and other various bodies formed to promulgate and interpret appropriate accounting principles. Changes in accounting principles applicable to us, or varying interpretations of current accounting principles, in particular, with respect to revenue recognition, could have a significant effect on our reported results of operations. Further, any difficulties in the implementation of changes in accounting principles, including the ability to modify our accounting systems, could cause us to fail to meet our financial reporting obligations, which could result in regulatory discipline and harm investors' confidence in us.

Risks Relating to Intellectual Property

Third parties may claim we are infringing, misappropriating or otherwise violating their intellectual property rights and we could be prevented from selling our devices, or suffer significant litigation expense, even if these claims have no merit.

The media entertainment devices industry, and especially the television industry, is characterized by the existence of a large number of patents and frequent claims and litigation regarding patent, trade secret and other intellectual property rights. There is no easy mechanism through which we can ascertain a list of all patent applications that have been filed in the United States or elsewhere and whether, if any applications are granted, such patents would harm our business. Furthermore, the rapid technological changes that characterize our industry require that we quickly implement new processes and components with respect to our devices. Often with respect to recently developed processes and components, a degree of uncertainty exists as to who may rightfully claim ownership rights in such processes and components. Uncertainty of this type increases the risk that claims alleging that such components or processes infringe, misappropriate or otherwise violate third-party rights may be brought against us. We may also be unaware of intellectual property rights of others that may cover some of our devices.

Leading companies in the television industry, some of which are our competitors, have extensive patent portfolios with respect to television technology. From time to time, third parties, including these leading companies, have asserted and currently are asserting patent, copyright, trademark and/or other intellectual property related claims against us and demand license or royalty payments or payment for damages, seek injunctive relief or pursue other remedies including, but not limited to, an order barring the import of our devices. We expect to continue to receive such communications and be subject to such claims, and we review the merits of each claim as they are received.

The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Claims of intellectual property infringement, misappropriation or other violation against us or our manufacturers have required and might in the future require us to redesign our devices, rebrand our services, enter into costly settlement or license agreements, pay costly damage awards, potentially including treble damages and attorneys' fees, if we are found to have willfully infringed a party's intellectual property, or require us to face a temporary or permanent injunction prohibiting us from marketing or selling our devices or services. As a result of patent infringement claims, or to avoid potential claims, we have in the past and may in the future choose or be required to seek licenses from third parties. These licenses may not be available on acceptable terms, or at all. Even if we are able to obtain a license, the license would likely obligate us to pay license fees or royalties or both, which may be substantial, and the rights granted to us might be nonexclusive, which could result in our competitors gaining access to the same intellectual property rights.

Litigation against us, even if without merit, can be time consuming, could divert management's attention and resources, require us or our manufacturers to incur significant legal expense, prevent us from using or selling the challenged technology, damage our reputation and brand, require us or our manufacturers to design around the challenged technology and cause the price of our stock to decline. In addition, these third-party claimants, some of which are potential competitors, may initiate litigation against the manufacturers of our devices or key components, including LCD and OLED panels, or our retailers, alleging infringement, misappropriation or other violation of their proprietary rights with respect to existing or future devices. Also, third parties may make infringement claims against us that relate to technology developed and owned by one of our manufacturers for which our manufacturers may or may not indemnify us. Even if we are indemnified against such costs, the indemnifying party may be unable to uphold its contractual obligations and determining the scope of these obligations could require additional litigation. Moreover, our agreements with our retailers generally contain intellectual property indemnification obligations, and we may be responsible for indemnifying our retailers against certain intellectual property claims or liability they may face relating to our devices or offerings. Additionally, our retailers may not purchase our offerings if they are concerned that they may infringe, misappropriate or otherwise violate third-party intellectual property rights.

The complexity of the technology involved and inherent uncertainty and cost of intellectual property litigation increases our risks. In the event of a meritorious or successful claim of infringement, and our failure or inability to license or independently develop or acquire access to alternative technology on a timely basis and on commercially reasonable terms, or substitute similar intellectual property from another source, we may be required to:

- discontinue making, using, selling or importing substantially all or some of our devices as currently engineered;

- offer less competitive devices with reduced or limited functionality;

- pay substantial monetary damages for the prior use of third-party intellectual property;

- change how our devices are manufactured or the design of our devices;

- shift significant liabilities to our manufacturers who may not be financially able to absorb them;

- enter into licensing arrangements with third parties on economically unfavorable or impractical terms and conditions; and/or

- pay higher prices for the devices we sell.

As a result of the occurrence of any of the foregoing, we may be unable to offer competitive devices, suffer a material decrease or interruption in sales and our business, financial condition and results of operations may be harmed.

If we become subject to liability for content that we distribute through our devices, our business, financial condition and results of operations may be harmed.

As a distributor of content, we face potential liability for negligence, copyright, patent or trademark infringement, public performance royalties or other claims based on the nature and content of materials that we distribute. The Digital Millennium Copyright Act ("DMCA") is intended, in part, to limit the liability of eligible service providers for caching, hosting, or linking to, user content that include materials that infringe copyrights or other rights of others. We rely on the protections provided by the DMCA in conducting our business, and may be adversely impacted by future legislation and future judicial decisions altering these safe harbors or if international jurisdictions refuse to apply similar protections. If we become liable for these types of claims as a result of the content that is streamed through our technology, then our business may suffer. Litigation to defend these claims could be costly and the expenses and damages arising from any liability could harm our business, financial condition and results of operations. We cannot assure that we are insured or indemnified to cover claims of these types or liability that may be imposed on us.

Some of our consumer devices contain "open source" software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

Some of our devices contain, or may be distributed with, software licensed by its authors or other third parties under so-called "open source" licenses, including, for example, the GNU General Public License, GNU Lesser General Public License, the Mozilla Public License, the BSD License and the Apache License.

Some of those licenses may require, as a condition of the license, that:

- we release the source code including modifications or derivative works we create based upon, incorporating, or using the open source software,

- we provide notices with our devices, and/or

- we license the modifications or derivative works we create based upon, incorporating or using the open source software under the terms of a particular open source license or other license granting third parties certain rights of further use, including that the licensee publicly release all or part of the source code to such software and/or make available any derivative works of the open source code on unfavorable terms or at no cost.

From time to time, companies that incorporate open source software into their devices have faced claims challenging the ownership of open source software and/or compliance with open source license terms. Additionally, the terms of certain open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide the open source software subject to those licenses. Accordingly, we have and may in the future be subject to suits and liability for copyright infringement claims and breach of contract by parties claiming ownership of, or demanding release of, what we believe to be open source software or noncompliance with open source licensing terms. While we monitor our use of open source software and try to ensure that none is used in a manner that would require us to disclose the source code or that would otherwise breach the terms of an open source agreement, such use could nevertheless occur, or could be claimed to have occurred, and we may be required to release our proprietary source code, pay damages for breach of contract, purchase a costly license, re-engineer our applications, discontinue sales in the event re-engineering cannot be accomplished on a timely basis or take other remedial action that may divert resources away from our development efforts, any of which may harm our business, financial condition and results of operations. This reengineering process could require us to expend significant additional research and development resources, and we may not be able to complete the re-engineering process successfully. In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software. When an author or other third-party alleges that we had not complied with the conditions of one or more of those open source licenses, we are and may in the future be required to incur legal expenses in defending against such allegations, and if our defenses are not successful we could be enjoined from distribution of the devices that contained the open source software and be required to either make the source code for the open source software available, to grant third parties certain rights of further use of our software, or to remove the open source software from our devices, which could disrupt our distribution and sale of some of our devices, or help third parties, including our competitors, develop products and services that are similar to or better than ours, any of which may harm our business, financial condition and results of operations.

We rely upon trade secrets and other intellectual property rights, including unpatented proprietary know-how and expertise to maintain our competitive position in the television industry. Our intellectual proprietary rights may be difficult to establish, maintain, enforce and protect, which could enable others to copy or use aspects of our devices without compensating us, thereby eroding our competitive advantages and harming our business.

We rely on a combination of copyright, trademark, patent and trade secret laws, nondisclosure agreements with employees, contractors and manufacturers and other contractual provisions to establish, maintain, protect and enforce our intellectual property and other proprietary rights. Our success depends, in part, on our ability to protect our intellectual property and proprietary rights under the intellectual property laws of the United States and other countries. The laws of some foreign countries may not be as protective of intellectual property rights as those of the United States, and mechanisms for enforcement of our intellectual property and proprietary rights in such countries may be inadequate. Despite our efforts to protect our intellectual property, unauthorized parties may attempt to copy aspects of our device design, to obtain and use technology and other intellectual property that we regard as proprietary, or to adopt names, trademarks and logos similar to the VIZIO name, trademark and logo, especially in international markets where intellectual property rights may be less protected. Furthermore, our competitors may independently develop similar technology or duplicate our intellectual property. Policing the unauthorized use of our intellectual property and proprietary rights is difficult and expensive. Pursuing infringers of our intellectual property and proprietary rights could result in significant costs and diversion of resources, and any failure to pursue infringers could result in our competitors utilizing our technology and offering similar devices, potentially resulting in loss of a competitive advantage and decreased sales. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential and proprietary information could be compromised by disclosure during this type of litigation. If we fail to protect and enforce our intellectual property rights adequately, our competitors might gain access to our technology, we may not receive any return on the resources expended to create or acquire the intellectual property or generate any competitive advantage based on it, and our brand, business, financial condition and results of operations may be harmed.

Additionally, various factors outside our control pose a threat to our intellectual property rights, as well as to our devices. For example, we may fail to obtain effective intellectual property protection, or the efforts we have taken to protect our intellectual property rights may not be sufficient or effective, and any of our intellectual property rights may be challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. Despite our efforts to protect our intellectual property proprietary rights, there can be no assurance our intellectual property rights will be sufficient to protect against others offering products or services that are substantially similar to ours. For example, it is possible that third parties, including our competitors, may obtain patents relating to technologies that overlap or compete with our technology. If third parties obtain patent protection with respect to such technologies, they may assert, and have in the past asserted, that our technology infringes their patents and seek to charge us a licensing fee or otherwise preclude the use of our technology.

We rely heavily on trade secrets, unpatented proprietary know-how, expertise and information, as well as continuing technological innovation in our business and confidentiality to protect our intellectual property. We seek to protect our proprietary information by entering into confidentiality and/or license agreements with our employees, consultants, service providers and advertisers. We also enter into confidentiality and invention assignment agreements with our employees and consultants. We also seek to preserve the integrity and confidentiality of our trade secrets and proprietary information by the use of measures designed to maintain physical security of our premises and physical and electronic security of our information technology systems, but it is possible that the security measures of the premises or information technology systems used in our business and operations, some of which are supported by third parties, could be breached. However, policing unauthorized use of our trade secrets, technology and proprietary information is difficult and we cannot assure you that any steps taken by us will prevent misappropriation of our trade secrets, technology and proprietary information. We cannot be certain that we have entered into confidentiality, invention assignment and/or license agreements with all relevant parties, and we cannot be certain that our trade secrets, technology and other proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. There can be no assurance that we will be able to effectively maintain the secrecy and confidentiality of this intellectual property. Such agreements may be insufficient or breached and we also cannot be certain that we will have adequate remedies for any breach. Individuals not subject to invention assignment agreements may make adverse ownership claims to our current and future intellectual property. Additionally, to the extent that our employees, consultants or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. We may have employees leave us and work for competitors. Attempts may be made to copy or reverse-engineer aspects of our devices or to obtain and use information that we regard as proprietary. The disclosure of our trade secrets or other know-how as a result of such a breach may harm our business. If any of our trade secrets, technology or other proprietary information were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position.

To a lesser extent, we rely on patent laws to protect our proprietary methods and technologies. While we have issued patents and pending patent applications in the United States and other jurisdictions, the claims eventually allowed on any of our patents may not be sufficiently broad to protect our technology or offerings and services. Any issued patents may be challenged or invalidated in litigation and/or in other adversarial proceedings such as opposition, *inter partes* review, post-grant review, reissue, reexamination or other post-issuance proceedings, or may be circumvented, and any rights granted under these patents may not actually provide adequate defensive protection or competitive advantages to us. Additionally, the process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Additional uncertainty may result from changes to intellectual property legislation enacted in the United States, including the Leahy-Smith America Invents Act, and other national governments and from interpretations of the intellectual property laws of the United States and other countries by applicable courts and agencies. Accordingly, despite our efforts, we may be unable to obtain adequate patent protection, or to prevent third parties from infringing upon or misappropriating our intellectual property.

Any additional investment in protecting our intellectual property through additional trademark, patent or other intellectual property filings could be expensive or time-consuming. We may not be able to obtain protection for our technology and even if we are successful in obtaining effective patent, trademark, trade secret and copyright protection, it is expensive to maintain these rights, both in terms of application and maintenance costs, and the time and cost required to defend our rights could be substantial. Moreover, our failure to develop and properly manage new intellectual property could hurt our market position and business opportunities.

If we fail to comply with our obligations under license or technology agreements with third parties, we may be required to pay damages and we could lose license rights that are critical to our business.

We license certain intellectual property, including patents and technology, from third parties, that is important to our business, and in the future we may enter into additional agreements that provide us with licenses to valuable intellectual property or technology. If we fail to comply with any of the obligations under our license agreements, we may be required to pay damages and the licensor may have the right to terminate the license. Termination by the licensor would cause us to lose valuable rights, and could prevent us from selling our devices or inhibit our ability to commercialize future devices. Our business would suffer if any current or future licenses terminate, if the licensors fail to abide by the terms of the license, if the licensors fail to enforce licensed patents against infringing third parties, if the licensed intellectual property rights are found to be invalid or unenforceable, or if we are unable to enter into necessary licenses on acceptable terms. In addition, our rights to certain technologies are licensed to us on a non-exclusive basis. The owners of these non-exclusively licensed technologies are therefore free to license them to third parties, including our competitors, on terms that may be superior to those offered to us, which could place us at a competitive disadvantage. Moreover, our licensors may own or control intellectual property that has not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing or otherwise violating the licensor's rights. In addition, the agreements under which we license intellectual property or technology from third parties are generally complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement. Any of the foregoing may harm our competitive position, business, financial condition and results of operations.

Risks Relating to Ownership of Our Class A Common Stock

The multi class structure of our common stock has the effect of concentrating voting power with our Founder, Chairman and Chief Executive Officer, William Wang, and his affiliates, which will limit your ability to influence or direct the outcome of key corporate actions and transactions, including a change in control.

Our Class B common stock has 10 votes per share, and our Class A common stock has one vote per share. William Wang, our Founder, Chairman and Chief Executive Officer and his affiliates hold all of the issued and outstanding shares of our Class B common stock. In addition, Mr. Wang has entered into voting agreements whereby he maintains voting control over the shares of Class B common stock held by his affiliates.

The shares beneficially owned by Mr. Wang (including shares over which he has voting control) represent a majority of the voting power of all our shares. As a result, for the foreseeable future, Mr. Wang will be able to control matters requiring approval by our stockholders, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major transaction requiring stockholder approval, including the Merger. Mr. Wang may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interest. The concentration of control will limit or preclude your ability to influence corporate matters for the foreseeable future and could have the effect of delaying, preventing or deterring a change in control of our company, could deprive you and other holders of Class A common stock of an opportunity to receive a premium for your Class A common stock as part of a sale of our company, and could negatively affect the market price of our Class A common stock. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our stockholders.

Future transfers by Mr. Wang and his affiliates of the Class B common stock they hold will generally result in those shares converting into shares of Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning or charitable purposes. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon the date fixed by the Board of Directors that is no less than 61 days and more than 180 days following (i) the first date on which the number of shares of Class B common stock held by Mr. Wang and his affiliates is less than 25% of the Class B common stock held by Mr. Wang and his affiliates as of immediately prior to the completion of our IPO (the "25% Ownership Threshold"); (ii) the date on which Mr. Wang is terminated for cause (as defined in our amended and restated certificate of incorporation); or (iii) the date upon which (A) Mr. Wang is no longer providing services to us as chief executive officer and (B) Mr. Wang is no longer a member of our Board of Directors, either as a result of Mr. Wang's voluntary resignation or as a result of a request or agreement by Mr. Wang not to be re-nominated as a member of our Board of Directors at a meeting of our stockholders. Additionally, shares of Class B common stock will convert automatically at the close of business on the date that is 12 months after the death or permanent and total disability of Mr. Wang, during which 12-month period the shares of our Class B common stock shall be voted as directed by a person designated by Mr. Wang and approved by our Board of Directors (or if there is no such person, then our secretary then in office).

The trading price of our Class A common stock has been volatile, and you could lose all or part of your investment.

The trading price of our Class A common stock has been volatile and could fluctuate significantly in response to a number of factors, most of which we cannot predict or control and which could cause you to lose all or part of your investment in our Class A common stock. Factors that could cause fluctuations in the trading price of our Class A common stock include the following:

- the Merger, the pendency of the Merger, perceptions regarding the Merger, or the failure to complete the Merger;

- announcements or introductions of new devices or technologies, commercial relationships, acquisitions, strategic partnerships, joint ventures, capital commitments or other events by us or our competitors;

- failure of any of our new devices or services to achieve commercial success;

- developments by us or our competitors with respect to patents or other intellectual property rights;

- variations and actual or anticipated fluctuations in our total net revenue and other results of operations, or the results of operations of our competitors;

- fluctuations in the operating performance, stock market prices or trading volumes of securities of similar companies;

- failure by us to reach an agreement or renew an agreement with an important content provider;

- changes in operating performance and stock market valuations of competitors;

- general market conditions and overall fluctuations in U.S. equity markets;

- general economic conditions in domestic or international markets caused by geopolitical uncertainty and instability, such as the ongoing geopolitical tensions related to conflicts in and around Ukraine, Israel and other areas of the world, resulting sanctions imposed by the United States and other countries, and retaliatory actions taken in response to such sanctions;

- changes in accounting principles;

- sales of our Class A common stock, including sales by our executive officers, directors and significant stockholders, short selling of our Class A common stock, or the anticipation of sales;

- actual or perceived cybersecurity attacks or security breaches or incidents;

- additions or departures of any of our key personnel;

- lawsuits threatened or filed by us or against us, and announcements related to any such litigation;

- changing legal or regulatory developments in the United States and other countries, including with respect to data privacy, data protection and security;

- the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

- changes in recommendations by securities analysts, failure to obtain or maintain analyst coverage of our Class A common stock or our failure to achieve analyst earnings estimates;

- discussion of us or our stock price by the financial press and in online investor communities;

- changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors; and

- other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

In addition, the stock market has experienced substantial price and volume volatility that is often seemingly unrelated to the operating performance of particular companies. These broad market fluctuations may cause the trading price of our Class A common stock to decline. Furthermore, the trading price of our Class A common stock may be adversely affected by third-parties trying to drive down the price. Short sellers and others, some of whom post anonymously on social media, may be positioned to profit if the trading price of our Class A common stock declines and their activities can negatively affect the trading price of our Class A common stock. In the past, securities class action litigation has often been brought against a company after a period of volatility in the market price of its common stock. We may become involved in this type of litigation in the future. Any securities litigation claims brought against us could result in substantial expenses and the diversion of our management's attention from our business.

We are a "controlled company" within the meaning of the New York Stock Exchange rules. As a result, we qualify for, and rely on, exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.

As a result of our multi-class common stock structure, William Wang, our Founder, Chairman and Chief Executive Officer controls, a majority of the voting power of our outstanding capital stock. As a result, we are a "controlled company" within the meaning of the corporate governance standards of the New York Stock Exchange. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements, including:

- the requirement that a majority of our Board of Directors consist of "independent directors" as defined under the New York Stock Exchange rules;

- the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;

- the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

- the requirement for an annual performance evaluation of the compensation and nominating and corporate governance committees.

We currently utilize, and intend to continue to utilize, certain of these exemptions. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the New York Stock Exchange.

In addition, the New York Stock Exchange has developed listing standards regarding compensation committee independence requirements and the role and disclosure of compensation consultants and other advisers to the compensation committee that, among other things, requires:

- compensation committees be composed of independent directors, as determined pursuant to new independence requirements;

- compensation committees be explicitly charged with hiring and overseeing compensation consultants, legal counsel and other committee advisors; and

- compensation committees be required to consider, when engaging compensation consultants, legal counsel or other advisors, certain independence factors, including factors that examine the relationship between the consultant or advisor's employer and us.

As a controlled company, we are not subject to these compensation committee independence requirements.

Some provisions of our amended and restated certificate of incorporation and Delaware law inhibit potential acquisition bids and other actions that you may consider favorable.

Our corporate documents and Delaware law contain provisions that may enable our Board of Directors to resist a change in control of our company even if a change in control were to be considered favorable by our stockholders. These provisions include, among other things, the authorization of undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval.

These provisions, our multi-class common stock structure and Mr. Wang's overall voting power, could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for other stockholders to take certain corporate actions such as the election of directors of their choosing. For example, following the first date on which the outstanding shares of our Class B common stock represent less than a majority of the total combined voting power of our Class A common stock and our Class B common stock (the "Voting Threshold Date"), our stockholders will only be able to take action at a duly called annual or special meeting of our stockholders and may not be able to effect action by written consent.

In addition, we are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a Delaware corporation from engaging in any broad range of business combinations with any stockholder who owns, or at any time in the last three years owned, 15% or more of our outstanding voting stock for a period of three years following the date on which the stockholder became an interested stockholder. This provision could have the effect of delaying or preventing a change of control, whether or not it is desired by or beneficial to our stockholders.

We do not expect to pay any dividends on our Class A common stock for the foreseeable future.

We do not anticipate that we will pay any dividends to holders of our Class A common stock in the foreseeable future. Accordingly, investors must rely on sales of their Class A common stock as the only way to realize any gains on their investment. Investors seeking or expecting cash dividends should not purchase our Class A common stock. Further, in the event we do pay any cash dividends to holders of our Class A common stock, certain holders of options under our 2017 Incentive Award Plan also hold dividend equivalent rights, which entitle them to cash payments based on the number of unexercised shares subject to such options.

Our amended and restated bylaws designate a state or federal court located within the State of Delaware and the federal district courts of the United States as the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to choose the judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws, or (iv) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court having jurisdiction over indispensable parties named as defendants, and provided that this exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Section 22 of the Securities Act of 1933, as amended (the "Securities Act"), creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated bylaws also provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

Any person or entity purchasing or otherwise acquiring or holding or owning (or continuing to hold or own) any interest in any of our securities shall be deemed to have notice of and consented to the foregoing bylaw provisions. Although we believe these exclusive forum provisions benefit us by providing increased consistency in the application of Delaware law and federal securities laws in the types of lawsuits to which each applies, the exclusive forum provisions may limit a stockholder's ability to bring a claim in a judicial forum of its choosing for disputes with us or any of our directors, officers, stockholders or other employees, which may discourage lawsuits with respect to such claims against us and our current and former directors, officers, stockholders, or other employees. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provisions. Further, in the event a court finds either exclusive forum provision contained in our amended and restated bylaws to be unenforceable or inapplicable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our results of operations.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Our Board of Directors recognizes the critical importance of maintaining the trust and confidence of our customers, clients, business partners and employees. The Board of Directors has delegated to the Audit Committee to be actively involved in oversight of our risk management program, and cybersecurity represents an important component of our overall approach to enterprise risk management ("ERM"). Our cybersecurity policies, standards, processes and practices are in the process of being fully integrated into our ERM program and are based on recognized frameworks and applicable industry standards that are designed to protect our information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence. We maintain a risk-based approach to identifying and overseeing cybersecurity risks presented by third parties, including vendors, service providers and other external users of our systems, as well as the systems of third parties that could adversely impact our business in the event of a cybersecurity incident affecting those third-party systems. In general, we seek to address cybersecurity risks through a cross-functional approach that is focused on preserving the confidentiality, security and availability of the information systems that we use and the information that we collect and store by identifying, preventing and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur.

We engage in the periodic assessment and testing of our policies, standards, processes and practices that are designed to address cybersecurity threats and incidents. These efforts include a wide range of activities, including audits, assessments, tabletop exercises, threat modeling, vulnerability testing and other exercises focused on evaluating the effectiveness of our cybersecurity measures and planning. We engage third parties to perform assessments on our cybersecurity measures, including information security maturity assessments, audits and independent reviews of our information security control environment and operating effectiveness. The results of such assessments, audits and reviews are reported to the Risk Management Steering Committee and the Audit Committee, and we evaluate potential adjustments to our cybersecurity policies, standards, processes and practices as reasonably necessary based on the information provided by these assessments, audits and reviews. We also provide regular, mandatory training for personnel regarding cybersecurity threats as a means to equip our personnel with effective tools to address cybersecurity threats, and to communicate our evolving information security policies, standards, processes and practices.

The Risk Management Steering Committee includes our Chief Financial Officer ("CFO"), General Counsel ("GC"), Senior Vice President, Operations and Technical Support ("SVP-Ops"), Senior Vice President, Engineering ("SVP-Engineering") and Group Vice President, Information Technology ("GVP-IT") and other business unit representatives and subject matter experts, who regularly interact with our ERM function. The Risk Management Steering Committee works collaboratively across the company to implement a program designed to protect our information systems from cybersecurity threats and to promptly respond to any cybersecurity incidents in accordance with our incident response plans. To facilitate the success of our cybersecurity risk management program, multidisciplinary teams throughout the company are deployed to address cybersecurity threats and to respond to cybersecurity incidents.

The Audit Committee, in coordination with the Risk Management Steering Committee, oversees our ERM process, including the management of risks arising from cybersecurity threats. The Audit Committee and the Risk Management Steering Committee each receive regular presentations and reports on cybersecurity risks, which address a wide range of topics including recent developments, evolving standards, vulnerability assessments, third-party and independent reviews, the threat environment, technological trends and information security considerations arising with respect to our peers and third parties. The Risk Management Steering Committee promptly receives information regarding cybersecurity incidents and elevates information to the Audit Committee about incidents when appropriate, as well as ongoing updates regarding any such incident until it has been addressed. The Audit Committee also receives routine executive reports on cybersecurity risk management from the GC, SVP-Ops and GVP-IT. On an annual basis, the Board of Directors discusses our approach to cybersecurity risk management with a representative of the Risk Management Steering Committee.

Each member of the Risk Management Steering Committee, including the business unit representatives and subject matter experts, has substantial experience managing risks at the company and at similar companies, including risks arising from cybersecurity threats. Through ongoing communications with these teams, the CFO, GC and the rest of the Risk Management Steering Committee monitor the prevention, detection, mitigation and remediation of cybersecurity threats and incidents in real time, and report such threats and incidents to the Audit Committee when appropriate.

As of the date of this report, we have not been materially affected by any cybersecurity threats, including as a result of any previous cybersecurity incidents. For more detailed information about the cybersecurity risks we face, please refer to Item 1A, "Risk Factors," in this annual report on Form 10-K, including "Risks Relating to Legal and Regulatory Matters: *A breach of the confidentiality or security of information we or our third-party providers hold or of the security of the computer systems used in or for our business could be detrimental to our business, financial condition and results of operations.*"

Item 2. Properties

Our corporate headquarters, which serve as our principal offices for our business segments, are located in Irvine, California, which we wholly own one building, located at 35 Tesla, and have a minority ownership in another building, located at 39 Tesla. We lease the office building located at 39 Tesla from an entity which is principally owned by two of our employees, our Chief Executive Officer and another employee. We also lease a building at 43 Tesla that includes office and warehouse space. We also lease facilities in Bloomington, Minnesota; Chicago, Illinois; Dakota Dunes, South Dakota; Dallas, Texas; Denver, Colorado; Fremont, California; Los Angeles, California; New York, New York; Salt Lake City, Utah; San Francisco, California; Seattle, Washington; and Shanghai, China.

Item 3. Legal Proceedings

See discussion under the heading Legal Proceedings in Note 13 to the consolidated financial statements included in Part 2, Item 8 of this report.

Item 4. Mine Safety Disclosures

Not applicable.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information for Common Stock

Our Class A common stock is traded on The New York Stock Exchange under the symbol "VZIO," Our Class B common stock and Class C common stock are neither listed nor traded.

Holders of Record

As of December 31, 2023, there were approximately 50 stockholders of record of our Class A common stock. Because many of our shares of Class A common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of beneficial owners represented by these record holders.

As of December 31, 2023, there were four stockholders of record of our Class B common stock. All shares of Class B common stock are beneficially owned by William Wang and there are no shares of our Class C common stock issued or outstanding.

Dividend Policy

We have paid cash dividends on our capital stock in the past, however, we do not anticipate paying any cash dividends in the foreseeable future.

Unregistered Sales of Equity Securities

None.

Issuer Purchases of Equity Securities

None.

Use of Proceeds from Initial Public Offering

None.

Stock Performance Graph

This performance graph shall not be deemed "soliciting material" or to be "filed" with the Securities and Exchange Commission, or the SEC, for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any of our filings under the Securities Act of 1933, as amended, or the Securities Act.

The following graph compares the cumulative total stockholder return on our Class A common stock with the cumulative total return on the S&P 500 Index and a peer group of companies. Because no published index of comparable device and platform companies is currently available, we have used a peer group of companies for the purposes of this graph. The peer group is made up of Logitech International, S.A., Peloton Interactive, Inc., Roku, Inc., Sonos, Inc. and The Trade Desk, Inc. Not all of the companies included in the peer group are in the lines of business in which we are engaged. Additionally, the market capitalization of some of the companies included in the peer group is different from ours.

The graph assumes $100 was invested at the market close on March 25, 2021, the date our Class A common stock commenced trading on the New York Stock Exchange. Pursuant to applicable SEC rules, all values assume reinvestment of the full amount of all dividends, however no dividends have been declared on our common stock.

The comparisons in the graph below are based upon historical data and are not indicative of, nor intended to forecast, future performance of our Class A common stock.



Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our consolidated results of operations and financial condition should be read in conjunction with the consolidated financial statements, related notes and other financial information appearing elsewhere in this Annual Report on Form 10-K. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements as a result of a variety of factors, including but not limited to, those discussed in Part I, Item 1A "Risk Factors," and "Special Note Regarding Forward-Looking Statements" included elsewhere in this Annual Report on Form 10-K.

This section of this Annual Report generally discusses 2023 and 2022 and year-to-year comparisons between those years. Discussions of 2021 and year-to-year comparisons between 2022 and 2021 that are not included in this Annual Report can be found in Management's Discussion and Analysis of Financial Condition and Results of Operations in Part II, Item 7 of our Annual Report for the year ended December 31, 2022 filed with the SEC on March 1, 2023.

Overview

Founded and headquartered in Orange County, California, our mission is to deliver immersive entertainment and compelling lifestyle enhancements that make our products the center of the Connected Home. We offer a large portfolio of Smart TVs and sound bars ranging in size, features and price to generate a broad market appeal. Our Smart TVs and integrated award-winning SmartCast operating system feature many of the leading streaming apps and, by aggregating consumer viewing data acquired through Inscape, offer personalized recommendations through an easy-to-use interface. Our SmartCast platform, which has 18.5 million SmartCast Active Accounts as of December 31, 2023, gives content providers more ways to distribute their content and advertisers more tools to connect with the right audiences.

Financial and operating results for the year ended December 31, 2023 as compared to the corresponding period of last year included:

- Net revenue of $1.7 billion, compared to $1.9 billion

- Platform+ net revenue of $598.2 million, up 25%

- Gross profit of $356.3 million, up 14%

- Platform+ gross profit of $364.9 million, up 23%

- Net income of $28.2 million, compared to net loss of $0.4 million

- Adjusted EBITDA of $75.7 million, up 44%

- SmartCast Active Accounts of 18.5 million, up 6%

- SmartCast Hours of 20.5 billion, up 18%

- SmartCast Average Revenue Per User ("ARPU") of $32.48, up 15%

Pending Merger with Walmart

On February 19, 2024, we entered into the Merger Agreement, which provides for our acquisition by Walmart. Pursuant to the Merger Agreement, at the effective time of the Merger, each share of our Class A common stock and Class B common stock outstanding immediately prior to the Effective Time (subject to certain customary exceptions specified in the Merger Agreement), will automatically be converted into the right to receive $11.50 in cash, without interest and subject to applicable withholding taxes. Completion of the Merger is subject to certain conditions set forth in the Merger Agreement, including, among others, obtaining HSR Clearance.

The Merger is expected to be completed in the second calendar quarter of 2024; however, the exact timing of the completion of the Merger, if it occurs at all, cannot be predicted because the Merger is subject to the satisfaction of the closing conditions, including obtaining HSR Clearance.

For further discussion about the Merger and the terms of the Merger Agreement, refer to the section titled "Pending Merger with Walmart" in Part I, Item 1 of this Annual Report on Form 10-K, and the section titled "Pending Merger with Walmart" in Note 20 of the Notes to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K.

Our Business Model

We generate revenue primarily from (1) selling our Smart TVs, sound bars and other accessories through our device business and (2) monetizing our digital platform, Platform+. While, currently, a significant portion of our total net revenue is generated from the sales of our devices, our Platform+ business, including our advertising services, is growing at a rapid pace. Given the growing number of use cases for Smart TVs, we expect to increase our revenue from Connected TV advertising, SVOD services and other monetizable transactions made on our platform that extend beyond traditional entertainment content.

Device

We offer a range of high-performance Smart TVs designed to address specific consumer preferences, as well as a portfolio of sound bars that deliver immersive audio experiences. We generate revenue from the shipment of these devices to retailers and distributors across the United States, as well as directly to consumers through our website, VIZIO.com.

Platform+

Platform+ is comprised of SmartCast, our award-winning Smart TV operating system, that enables our fully integrated entertainment solution, and Inscape, which powers our data intelligence and services.

SmartCast delivers a compelling array of content and applications through an elegant and easy-to-use interface. It supports many of the leading streaming apps, such as Amazon Prime Video, Apple TV+, Disney+, Max, Hulu, Netflix, Paramount+, Peacock, and YouTube TV, and hosts our own free, ad-supported app, WatchFree+. SmartCast also supports Apple AirPlay 2 and Chromecast functionalities to allow users to stream additional content from their other devices to our Smart TVs. It provides broad support for third-party voice platforms, including Amazon Alexa, Apple HomeKit and Google Voice Assistant, as well as second screen viewing to offer additional interactive features and experiences.

Inscape is our ACR technology which is able to identify the content displayed on the screen of our Smart TVs, tracking viewing data, regardless of input source. We aggregate this data to increase transparency and enhance targeting abilities for our advertisers, while adhering to our strict consumer privacy policies. The data we collect allows us to monetize our own ad inventory and provides the potential for a better user experience through more relevant advertisements and content recommendations. We also license a portion of this data to measurement companies, advertising agencies and other media and ad-tech companies.

We monetize these capabilities through:

Advertising

- Video advertising: We offer ad inventory on services such as WatchFree+, and certain third-party AVOD streaming services. In exchange for distributing third party content, we gain a portion of the advertising inventory to sell ourselves, or in some cases we sell all of the ad inventory and share a portion of the revenue with the content providers.

- Home screen: We offer ad placements on our SmartCast home screen by streaming services, studios and other consumer brands,

- Partner marketing: We offer branding opportunities through our large, in-store presence where our Smart TV cartons provide a highly-visible, physical space to showcase our partners' content images and streaming service logos.

Data Licensing

- Inscape: We generate fees from measurement services, ad tech firms, ad agencies and networks through licensing data generated from our Inscape technology to measure viewership trends and advertising performance.

Content Distribution, Transactions and Promotion

- Branded buttons on remote controls: We offer partners who want the opportunity to place a button for their service on our VIZIO remote controls so that consumers can have quick access to their services.

- SVOD and vMVPD: We share revenue with SVOD and vMVPD services generated from new user subscriptions for their services that are activated or reactivated through VIZIO Account or referrals from our platform.

- PVOD and TVOD: We share revenue with PVOD and TVOD services for purchases of their services that are initiated on our platform.

Overview of Our Supply Chain

We design our products in-house in California, and we work closely with our Original Design Manufacturers (ODMs), panel suppliers and chipset suppliers for product design and technical specifications. Through this collaborative process, we leverage the manufacturing scale of these partners, as well as their research and development functions in the development of new product introductions. Our ODM partners provide shipping and logistics support to move finished products from their manufacturing facilities to the United States. The title of the finished goods typically transfer from the ODM to us once the product is shipped to the retailer. We believe that our inventory-light business model fosters efficient operations with a low fixed-cost structure, coupled with careful management of marketing, selling, general and administrative expenses, which has enabled us to manage our working capital effectively and improve operating leverage. We believe that through these efficiencies, we are able to offer consumers high quality products at affordable prices.

Our Sales and Marketing Approach

Retailers

We have maintained long-standing relationships with many leading retailers, including Amazon, Best Buy, Costco, Sam's Club, Target and Walmart. Our sales and marketing teams work closely with these retailers to develop marketing and promotion plans, manage inventory, deploy go-to-market strategies, educate their salesforce and optimize the effectiveness of retail space for our devices.

Consumers

Our marketing team is focused on building our brand reputation and awareness to drive consumer demand for our products. Our marketing approach is to emphasize value, which is to deliver quality products with leading technology at affordable prices, which enhance the entertainment experience. Our products and value proposition have earned numerous awards and accolades from popular press.

Advertisers

We offer an attractive value proposition for advertisers to reach consumers who are increasingly "cutting the cord." As we continue to build out our Platform+ advertising sales force, we intend to increase our presence and recognition among advertising agencies, advertisers and content providers through the television advertising ecosystem. In addition, we expect our audience size and data capabilities to continue to resonate with ad buyers looking to increase their Connected TV ad spend.

Key Business Metrics

We review a number of operational and financial metrics, including the following key metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions.

Operational Metrics

Smart TV Shipments

We define Smart TV Shipments as the number of Smart TV units shipped to retailers or direct to consumers in a given period. Smart TV Shipments drive a significant portion of our net revenue and provide the foundation for increased adoption of our SmartCast operating system and the growth of our Platform+ net revenue. The growth rate between Smart TV Shipments and Device net revenue is not directly correlated because our Device net revenue can be impacted by other variables, such as the series and sizes of Smart TVs sold during the period, fluctuations in average unit price, the introduction of new products as well as the number of sound bars shipped. For the year ended December 31, 2023, our Smart TV Shipments totaled 4.3 million, a 16% year-over-year decrease. We expect Smart TV Shipments will fluctuate over time as consumer demand fluctuates, however, because the majority of our Smart TVs are not sold directly to consumers, changes in consumer demand or overall sales of Smart TVs in a given period may not directly correlate to Smart TV Shipments or our Device net revenue for that period. We may also experience changes in demand from the retailers that sell our products due to factors other than consumer demand, such as levels of retailer inventory.

SmartCast Active Accounts

We define SmartCast Active Accounts as the number of VIZIO Smart TVs where a user has activated the SmartCast operating system through an internet connection at least once in the past 30 days. We believe that the number of SmartCast Active Accounts is an important metric to measure the size of our engaged user base, the attractiveness and usability of our operating system, and subsequent monetization opportunities to increase our Platform+ net revenue. As of December 31, 2023, SmartCast Active Accounts were 18.5 million, representing a 6% increase year-over-year. This metric excludes approximately 3.0 million televisions connected to the internet through our legacy operating system, VIZIO V.I.A. Plus, which we no longer ship. As we continue to improve and market our SmartCast service, combined with the secular shift to OTT, we expect the number of SmartCast Active Accounts will grow as our platform becomes the place where consumers access all of the features of their Smart TV rather than connecting a cable box, satellite or other external device, though we expect the rate of growth will decline over time.

Total VIZIO Hours

We define Total VIZIO Hours as the aggregate amount of time users spend utilizing our Smart TVs in any capacity. We believe this usage metric is critical to understanding our total potential monetization opportunities. Total VIZIO Hours for the year ended December 31, 2023 were 36.2 billion, representing an 8% year-over-year increase.

SmartCast Hours

We define SmartCast Hours as the aggregate amount of time viewers engage with our SmartCast platform to stream content or access other applications. This metric reflects the size of the audience engaged with our operating system as well as indicates the growth and awareness of our platform. It is also a measure of the success of our offerings in addressing increased user demand for OTT streaming. Greater user engagement translates into increased revenue opportunities as we earn a significant portion of our Platform+ net revenue through advertising, which is influenced by the amount of time users spend on our platform. SmartCast Hours for the year ended December 31, 2023 was 20.5 billion, representing an 18% year-over-year increase.

SmartCast ARPU

We define SmartCast ARPU as total Platform+ net revenue, less revenue attributable to legacy VIZIO V.I.A. Plus units, during the preceding four quarters divided by the average of (i) the number of SmartCast Active Accounts at the end of the current period; and (ii) the number of SmartCast Active Accounts at the end of the corresponding prior year period. SmartCast ARPU indicates the level at which we are monetizing our SmartCast Active Account user base. Growth in SmartCast ARPU is driven significantly by our ability to add users to our platform and our ability to monetize those users. SmartCast ARPU for the year ended December 31, 2023 was $32.48, representing a 15% year-over-year increase.

The following table presents these key operational metrics for the years ended December 31, 2023, 2022, and 2021:

	Year Ended December 31,		
	2023	**2022**	**2021**
	(In millions except ARPU)		
Smart TV Shipments	4.3	5.2	5.5
SmartCast Active Accounts (as of)	18.5	17.4	15.1
Total VIZIO Hours	36,174	33,440	29,337
SmartCast Hours	20,473	17,403	14,598
SmartCast ARPU	$ 32.48	$ 28.30	$ 21.68

Non-GAAP Financial Measure

In addition to our results determined in accordance with U.S. generally accepted accounting principles ("GAAP") we believe that Adjusted EBITDA, a non-GAAP financial measure, is useful in evaluating our business.

Adjusted EBITDA

We define Adjusted EBITDA as total net income (loss) before interest income, net, other income (expense), net, provision for income taxes, depreciation and amortization and share-based compensation. We consider Adjusted EBITDA to be an important metric to assess our operating performance and help us to manage our working capital needs. Utilizing Adjusted EBITDA, we can identify and evaluate trends in our business as well as provide investors with consistency and comparability to facilitate period-to-period comparisons of our business. We expect Adjusted EBITDA to fluctuate in absolute dollars and as a percentage of net revenue in the near term and increase in the long term as we scale our business and realize greater operating leverage.

For the year ended December 31, 2023, our net income increased to $28.2 million from a net loss of $0.4 million for the same period in the prior year, and Adjusted EBITDA increased $23.3 million, or 44%, year-over-year.

We use Adjusted EBITDA in conjunction with net income (loss) as part of our overall assessment of our operating performance and the management of our working capital needs. Our definition of Adjusted EBITDA may differ from the definition used by other companies and therefore comparability may be limited. In addition, other companies may not publish Adjusted EBITDA or similar metrics. Furthermore, Adjusted EBITDA has certain limitations in that it does not include the impact of certain expenses that are reflected in our consolidated statement of operations that are necessary to run our business. Thus, Adjusted EBITDA should be considered in addition to, not as a substitute for, or in isolation from, measures prepared in accordance with GAAP, including net income (loss). We compensate for these limitations by providing a reconciliation of Adjusted EBITDA to net income (loss). We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view Adjusted EBITDA in conjunction with net income (loss).

The following table provides a reconciliation of net income (loss) to Adjusted EBITDA:

	Year Ended December 31,		
	2023	**2022**	**2021**
	(In millions)		
Net income (loss)	$ 28.2	$ (0.4)	$ (39.4)
Adjusted to exclude the following:			
Interest income, net	(13.0)	(1.6)	(0.3)
Other income (expense), net	(0.3)	1.3	(3.0)
Provision for income taxes	9.9	7.0	13.1
Depreciation and amortization	7.4	3.6	2.8
Share-based compensation	43.5	42.5	134.4
Adjusted EBITDA	$ 75.7	$ 52.4	$ 107.6

Macroeconomic and Geopolitical Conditions

We are subject to risks and uncertainties arising from macroeconomic and geopolitical conditions, including, but not limited to, heightened inflation, high interest rates, uncertainty and instability in the banking and financial services sectors, foreign currency fluctuations, lower consumer spending, geopolitical conflicts in and around Ukraine, Israel and other areas of the world, and tensions in the region surrounding the Taiwan Strait. These macroeconomic and geopolitical conditions have affected our business by, for example, causing our retail partners and consumers to purchase fewer Smart TVs or sound bars from us and have caused advertisers to be more cautious about spending. We continuously monitor the direct and indirect impacts of these macroeconomic and geopolitical events and trends on our business and financial results.

The full extent to which these macroeconomic and geopolitical conditions impact our business is difficult to predict. Such impacts include, but are not limited to, supply chain and logistical challenges, reduced consumer demand for our devices, less engagement on our platform and an industry-wide slowdown in advertising spending. The risks related to our business are further described in the section titled "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K.

Factors Affecting Performance

Device

Ability to Sell More Devices

Selling more devices is integral to our strategy of growing SmartCast Active Accounts, increasing engagement, and expanding advertising monetization opportunities, all of which we believe will ultimately lead to higher SmartCast ARPU. There are a variety of factors that drive the sales of our devices, including our sales and marketing efforts, the quality of our products, new product introductions, effective supply chain management and relationships with retailers. For example:

- We expect that introducing products that both stimulate demand and resonate with consumers will drive our sales growth and expand our market share.

- We actively diversify our supply chain in order to mitigate potential risks.

- With respect to our relationships with retailers, our ability to anticipate and quickly respond to consumer preferences has influenced retailers' willingness to market and promote our products over those of our competitors. Historically, we have cultivated strong relationships with our retailers, including Amazon, Best Buy, Costco, Sam's Club, Target and Walmart.

Seasonality

Historically, we have experienced the highest levels of our sales in the fourth quarter of the calendar year, coinciding with the holiday shopping season in the United States. Given the significant seasonality of our revenue, timely and effective product introductions and forecasting are critical to our operations, and fourth quarter sales are critical to our annual results.

Product Mix

Our Device business encompasses a variety of Smart TVs and sound bars with different price points and features. Changes to our product mix may cause fluctuations in our gross profit as they reflect a range of margin profiles.

Platform+

Ability to Grow SmartCast Active Accounts

The more SmartCast Active Accounts we have, the more attractive our SmartCast platform will be to third-party content providers and advertisers looking to reach this audience. Our ability to monetize our platform may suffer if we fail to secure popular apps and related content on SmartCast, which may lead consumers to purchase a television from a competitor.

Ability to Increase Engagement and Monetize SmartCast Active Accounts

Our business is dependent on our continued ability to grow and sustain user engagement on SmartCast and, specifically, WatchFree+. User engagement on our platform is an essential revenue driver since it directly influences our attractiveness to advertisers, the largest near-term monetization opportunity. Therefore, our ability to attract compelling content viewers want to consume on WatchFree+ is critical to our monetization. Increasing engagement on our platform can result in greater attractiveness to advertisers and other monetization opportunities. The more time consumers spend on our platform, the more data we can collect, enabling us to create a more personalized and dynamic experience for users, while also allowing us to provide more targeted reach for advertisers.

Seasonality

Historically, we have experienced the highest levels of our sales in the fourth quarter of the calendar year, coinciding with the holiday season in the United States, as advertisers tend to increase spending during the holidays. Given the seasonality of our revenue, fourth quarter sales are critical to our annual results.

Demand for a More Connected Home

The proliferation of the Connected Home ecosystem will power the long-term growth of our business. A Smart TV-centered Connected Home will drive user engagement and expand our monetization opportunities into new domains. In addition to boosting demand for our hardware products, a Connected Home will require new interactive features that we are well-positioned to help deliver, such as personal communications, commerce, gaming, fitness and wellness, and dynamic entertainment experiences. Coupled with our passion for innovation and technical expertise, we can offer differentiated experiences for consumers. As we believe our Smart TVs will evolve to have a more pivotal role in the Connected Home, we must continue to find ways to monetize the use cases enabled on our platform.

Other

Ability to Continue to Invest

The future performance of our business will be affected by our investments in both our Device and Platform+ businesses. We intend to continue to invest in the capabilities of our products and services to deliver better value for our consumers and partners and address new market opportunities.

Competition

We believe the principal competitive factors impacting the market for our devices are brand, price, features, quality, design, consumer service, time-to-market and availability. We believe that we compete favorably in these areas. The consumer electronics market in which we operate is highly competitive and includes large, well-established companies. Many of our competitors have greater financial, distribution, marketing and other resources, longer operating histories, better brand recognition and greater economies of scale.

Our Platform+ business competes both to be the entertainment hub of consumers' homes and to attract advertising spend. We expect advertising spend to continue to shift from Linear TV to Connected TV, and as such we expect new competition to continue to intensify for viewership and for advertising spend. In this respect, we compete against other television brands with Smart TV offerings, connected devices and traditional cable operators seeking to integrate streaming media into their existing offerings. We also compete with OTT streaming services, as such services are able to monetize across a variety of devices and consumers may engage with their content through devices other than our Smart TVs. We compete with these devices and services in part on the basis of user experience and content availability, including the availability of free content. In addition, we compete to attract advertising spending on the basis of the size of our audience and our ability to effectively target advertising.

Components of Our Results of Operations and Financial Condition

Net revenue

Device net revenue

We generate Device net revenue primarily through sales of our Smart TVs and sound bars to retailers in the United States, including wholesale clubs, as well as directly to consumers through our website. We recognize Device net revenue when title of the goods is transferred to retailers or distributors, or upon the date the goods are delivered to consumers from a sale through our website. Our reported revenue is net of reserves for price protection, rebates, sales returns and other retailer allowances including some cooperative advertising arrangements. The prices charged for our Smart TVs and other devices are determined through negotiation with our retailers and are fixed or determinable upon shipment.

Platform+ net revenue

We generate Platform+ net revenue through sales of advertising and related services, data licensing, sales of branded buttons on our remote controls and content distribution. Platform+ net revenue is driven in large part by the number of SmartCast Active Accounts and the amount of SmartCast Hours spent on our Smart TVs. Our digital ad inventory consists of inventory on WatchFree+ and our home screen along with ad inventory we obtain through agreements with content providers and other third-party application agreements. We also re-sell video inventory that we purchase from content providers and directly sell third-party inventory.

Cost of goods sold

Device cost of goods sold

Device cost of goods sold primarily represents the prices for finished goods that we negotiate and pay to manufacturers and logistics providers for Smart TVs and other devices. The costs for finished goods paid to manufacturers include raw materials, manufacturing, overhead and labor costs, third-party logistics costs, shipping costs, customs and duties, license fees and royalties paid to third parties, recycling fees, insurance and other costs. Device cost of goods sold will vary with volume and is based on the cost of underlying product components and negotiated prices with the manufacturers. Shipping costs fluctuate with volume as well as with the method of shipping chosen in order to meet consumer demand, inflation and geopolitical events. We expect these costs to continue to fluctuate in the future.

Device cost of goods sold may be partially offset by payments we receive under certain manufacturer reimbursement and incentive arrangements in accordance with product supply agreements. These arrangements can be conditioned on the purchase of devices but are typically not a part of minimum purchase commitments with manufacturers. Accordingly, we treat these arrangements and related payments as reductions to the prices we pay to manufacturers for devices.

Platform+ cost of goods sold

Platform+ cost of goods sold includes advertising inventory costs, including revenue share as well as targeting and measurement services, third-party cloud services, allocated engineering costs and other technology expenses, content or programming licensing fees and amortization of internally developed technology.

Gross profit

We bifurcate gross profit by business activity due to the differing margin profiles of the Device and Platform+ businesses. In addition, we manage each business, from a financial reporting perspective separately down to the gross profit level. We expect Platform+ to drive most of our gross profit growth in the future.

Device gross profit

We define Device gross profit as Device net revenue less Device cost of goods sold, and Device gross margin is Device gross profit expressed as a percentage of Device net revenue. Device gross profit is directly influenced by consumer demand, device offerings, and our ability to maintain a cost-efficient supply chain. Our Device gross profit may fluctuate from period to period as Device net revenue fluctuates and has been and will continue to be influenced by several factors including supplier prices, competitor pricing, retailer margin and Device product mix. We expect Device gross margin to fluctuate over time based on our ability to manage these factors.

Platform+ gross profit

Our Platform+ gross profit represents Platform+ net revenue less Platform+ cost of goods sold, and Platform+ gross margin is Platform+ gross profit expressed as a percentage of Platform+ net revenue. As we continue to grow and scale our business, we expect Platform+ gross profit to increase over the long term. Our Platform+ gross profit has been and will continue to be affected by mix of advertising revenue, costs and availability of advertising inventory, costs of data services associated with delivering advertising campaigns, costs to acquire content from content providers and the timing of our third-party cloud services and other technology expenses, and we expect our Platform+ gross margins to fluctuate from period to period depending on the factors discussed above.

Operating expenses

We classify our operating expenses into four categories:

Selling, general and administrative

Selling, general and administrative expenses consist primarily of personnel costs for employees, including salaries, bonuses, benefits and share-based compensation, as well as consulting expenses, fees for professional services, facilities and information technology. We expect selling, general and administrative expenses to increase in absolute dollars as our business grows. We have incurred additional expenses as a result of costs associated with being a public company, including expenses related to compliance with the rules and regulations of the SEC and the listing standards of the New York Stock Exchange, and increased expenses for insurance, investor relations, and fees for professional services. We expect selling, general and administrative expenses to fluctuate as a percentage of net revenue from period to period in the near term as we continue to invest in growing our business, but decline over the long term as we achieve greater scale over time.

Marketing

Marketing expenses consist primarily of advertising and marketing promotions of our brand and products, including media advertisement costs, merchandising and display costs, trade show and event costs, and sponsorship costs. Over the long term we expect our marketing expenses to increase in absolute dollars as we continue to promote our products and brand but fluctuate quarter to quarter depending on timing of our marketing initiatives.

Research and development

Research and development expenses consist primarily of employee-related costs, including salaries and bonuses, share-based compensation expense, and employee benefits costs, third-party contractor costs, and related allocated overhead costs. In certain cases, costs are incurred to purchase materials and equipment for future use in research and development efforts. These costs are capitalized and expensed. We expect research and development expenses to continue to increase as we expand our Platform+ service.

Depreciation and amortization

Depreciation expenses distribute the cost of fixed assets, which includes buildings, leasehold improvements, and equipment over the useful life. Amortization expenses distribute the cost over the useful life of our capitalized software costs.

Non-operating income, net

Non-operating income, net consists of interest income, net including interest earned on our financial institution deposits and interest expense on our credit facility and other income, net relating to activities not related to recurring operations.

Provision for income taxes

Our provision for income taxes consists of income taxes in the United States and related state jurisdictions in which we do business. Our effective tax rate will generally approximate the U.S. statutory income tax rate plus the apportionment of state income taxes based on the portion of taxable income allocable to each state and permanent book-to-tax differences. We regularly assess the likelihood of adverse outcomes resulting from the examination of our tax returns by the U.S. Internal Revenue Service and other tax authorities to determine the adequacy of our income tax reserves and expense.

Should actual events or results differ from our current expectations, charges or credits to our provision for income taxes may become necessary.

Results of Operations

The following table sets forth the components of our consolidated statements of operations for each of the periods presented:

	Year Ended December 31,		
	2023	**2022**	**2021**
	(In millions)		
Net revenue:			
Device	$ 1,081.8	$ 1,384.9	$ 1,815.3
Platform+	598.2	477.9	308.7
Total net revenue	1,680.0	1,862.8	2,124.0
Cost of goods sold:			
Device	1,090.4	1,368.9	1,699.6
Platform+	233.3	181.4	98.1
Total cost of goods sold	1,323.7	1,550.3	1,797.7
Gross profit:			
Device	(8.6)	16.0	115.7
Platform+	364.9	296.5	210.6
Total gross profit	356.3	312.5	326.3
Operating expenses:			
Selling, general and administrative	248.8	220.7	286.1
Marketing	36.8	41.1	32.8
Research and development	41.3	40.8	34.2
Depreciation and amortization	4.6	3.6	2.8
Total operating expenses	331.5	306.2	355.9
Income (loss) from operations	24.8	6.3	(29.6)
Interest income, net	13.0	1.6	0.3
Other income (expense), net	0.3	(1.3)	3.0
Total non-operating income, net	13.3	0.3	3.3
Income (loss) before income taxes	38.1	6.6	(26.3)
Provision for income taxes	9.9	7.0	13.1
Net income (loss)	$ 28.2	$ (0.4)	$ (39.4)

Comparison of the Years Ended December 31, 2023 and 2022

Net revenue

		Year Ended December 31,			Change 2023-2022	
		2023	**2022**		**$**	**%**
		(In millions)				
Net revenue:						
Device	$	1,081.8	$ 1,384.9	$	(303.1)	(22)%
Platform+		598.2	477.9		120.3	25 %
Total net revenue	$	1,680.0	$ 1,862.8	$	(182.8)	(10)%

Device

Device net revenue decreased $303.1 million, or 22%, from $1.4 billion in 2022 to $1.1 billion in 2023. The decrease in Device net revenue was due to a 15% decrease in total Device units shipped and 9% decrease in our total device average unit price. Shipments and average units price for both Smart TVs and sound bars decreased compared to the same period in 2022 primarily due to aggressive pricing from certain competitors and challenging consumer demand.

Platform+

Platform+ net revenue increased $120.3 million, or 25%, from $477.9 million in 2022 to $598.2 million in 2023. The increase in Platform+ net revenue was due to an increase in advertising revenue of $109.1 million, or 31%, from $356.9 million in 2022, and an increase in non-advertising revenue of $11.2 million, or 9%, from $121.0 million in 2022. The increase in advertising revenue was driven by an increase in SmartCast Active Accounts, SmartCast Hours and expansion in Direct Advertising Relationships. The increase in non-advertising revenue was due to increased revenue generated from data licensing and content distribution partially offset by lower button revenue.

Cost of goods sold, gross profit and gross profit margin

		Year Ended December 31,			Change 2023-2022	
		2023	**2022**		**$**	**%**
		(In millions)				
Cost of goods sold:						
Device	$	1,090.4	$ 1,368.9	$	(278.5)	(20)%
Platform+		233.3	181.4		51.9	29 %
Total cost of goods sold		1,323.7	1,550.3		(226.6)	(15)%
Gross profit:						
Device		(8.6)	16.0		(24.6)	NM
Platform+		364.9	296.5		68.4	23 %
Total gross profit	$	356.3	$ 312.5	$	43.8	14 %
Gross margin:						
Device gross margin		(0.8)%	1.2 %			
Platform+ gross margin		61.0 %	62.0 %			
Total gross margin		21.2 %	16.8 %			

_____
NM - Not Meaningful

Device

Device cost of goods sold decreased $278.5 million, or 20%, from $1.4 billion in 2022 to $1.1 billion in 2023 primarily due to lower Total Device Shipments. Device gross margin decreased from 1.2% in 2022 to (0.8)% in 2023 due to more competitive pricing for Smart TVs partially offset by higher sound bar margins.

Platform+

Platform+ cost of goods sold increased $51.9 million, or 29%, from $181.4 million in 2022 to $233.3 million in 2023. The increase in Platform+ cost of goods sold was primarily due to increases in advertising inventory costs and third-party cloud services costs. Platform+ gross margin decreased from 62.0% in 2022 to 61.0% in 2023 due to greater mix of video revenue in which a share of revenue is paid to our content partners.

Operating expenses

		Year Ended December 31,			Change 2023-2022	
		2023	**2022**		**$**	**%**
		(In millions)				
Selling, general and administrative	$	248.8	$ 220.7	$	28.1	13 %
Marketing		36.8	41.1		(4.3)	(10)%
Research and development		41.3	40.8		0.5	1 %
Depreciation and amortization		4.6	3.6		1.0	28 %
Total operating expenses	$	331.5	$ 306.2	$	25.3	8 %

Selling, general and administrative expenses increased $28.1 million, or 13%, from $220.7 million in 2022 to $248.8 million in 2023. The increase in selling, general and administrative expenses was primarily due to higher personnel costs due to continued growth and investment in our Platform+ business partially offset by a decline in share-based compensation expense.

Marketing expenses decreased $4.3 million, or 10%, from $41.1 million in 2022 to $36.8 million in 2023. The decrease is primarily due to lower merchandising costs for our Smart TVs and sound bars.

Research and development costs increased $0.5 million, or 1%, from $40.8 million in 2022 to $41.3 million in 2023 primarily due to increased personnel costs as we continue to invest in the development of Platform+ partially offset by capitalization of operating system redesign costs.

Depreciation and amortization expenses increased $1.0 million, or 28%, from $3.6 million in 2022 to $4.6 million in 2023 primarily due to increase in leasehold improvements to our office space.

Non-operating income, net

		Year Ended December 31,			Change 2023-2022	
		2023	**2022**		**$**	**%**
		(In millions)				
Interest income, net	$	13.0	$ 1.6	$	11.4	NM
Other income (expense), net		0.3	(1.3)		1.6	NM
Total non-operating income, net	$	13.3	$ 0.3	$	13.0	NM

_____
NM-Not Meaningful

Interest income, net increased to $13.0 million in 2023 compared to $1.6 million in 2022 due primarily to investments in U.S. Treasury bills, Money Market Mutual Funds and higher interest on deposit accounts.

Other income (expense), net increased $1.6 million from $(1.3) million in 2022 to $0.3 million in 2023, primarily due to a $0.9 million loss on an equity investment in 2022 and $0.5 million lawsuit settlement in 2022.

Provision for income taxes

		Year Ended December 31,			Change 2023-2022	
		2023	**2022**		**$**	**%**
		(In millions)				
Provision for income taxes	$	9.9	$ 7.0	$	2.9	41 %
Effective tax rate		26 %	106 %			

Provision for income taxes increased $2.9 million from $7.0 million in 2022 to $9.9 million in 2023. Our effective tax rate in 2023 was 26.0% compared to 106.0% in 2022. Our effective tax rate became closer to the statutory rates due to increased pretax book income and research and development tax credit despite the permanent book versus tax differences, including the share-based compensation expense and the compensation deduction limitation on certain executive officers as a publicly held corporation.

Backlog

We do not believe that our backlog of orders is meaningful as of any particular date or indicative of future sales, as our retailers can change or cancel orders with little or no penalty and limited advance notice prior to shipment.

Liquidity and Capital Resources

To date, our primary cash needs have been for working capital purposes and to a lesser extent, capital expenditures, acquisitions and cash dividends. We have historically funded our business through cash flows generated from operations, the issuance of common stock and our revolving credit facility, as described below. We have grown rapidly over the past two years. As we continue to grow our business and invest in the development of our Platform+ business, we may need higher levels of working capital.

In March 2021, we received net proceeds of approximately $144.9 million upon the completion of our IPO after deducting underwriting discounts and commissions and offering expenses.

As of December 31, 2023 and 2022 we had cash and cash equivalents and short-term investments of $351.5 million and $347.6 million, respectively. We believe our existing cash and cash equivalents, short-term investments and cash from operations will be sufficient to meet our projected operating requirements for at least the next 12 months from the date of this Annual Report on Form 10-K. Our future capital requirements may vary materially from our current expectations and will depend on many factors, including the growth of our business, the timing and extent of spending on various business initiatives, including investment in our Platform+ offerings, the timing of new product introductions, market acceptance of our products and overall economic conditions. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. In the event additional financing is required from outside sources, we may not be able to obtain such financing on terms acceptable to us or at all. To the extent that we issue equity or convertible debt securities in the future, there will be further dilution to our investors. Further, any debt financing obtained by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions.

We are party to a credit agreement with Bank of America, N.A. (as amended, the "Credit Agreement"), which provides for a revolving credit line of up to $50.0 million, maturing April 13, 2024. The Company's indebtedness to Bank of America, N.A. under the Credit Agreement is collateralized by substantially all of the Company's assets. In addition to extending the maturity date to April 13, 2024, the amendment to the Credit Agreement, which the Company entered into on April 13, 2021, contained (i) an update to provide for use of a LIBOR successor rate and (ii) a change in the definition of Availability Reserve and Borrowing Base. In connection with the amendment, the Company paid a fee of $75,000 in the second quarter of 2021.

On April 25, 2023, the Company entered into another amendment to the Credit Agreement which replaced the reference of LIBOR to Secured Overnight Financing Rate ("SOFR").

As of December 31, 2023 and 2022, we did not have any amounts outstanding under this line of credit. Further, we were in compliance with all required financial covenants as of December 31, 2023 and 2022.

Merger Agreement

The Merger Agreement contains various representations, warranties, covenants and agreements, including, among others, agreements to conduct our business in the ordinary course and in compliance with applicable laws until the Merger is completed or the Merger Agreement is terminated in accordance with its terms. In addition, upon the termination of the Merger Agreement in certain circumstances, we are obligated to pay Walmart a termination fee of $78.0 million. Specifically, this termination fee is payable by us to Walmart if the Merger Agreement is terminated: (1) by us, prior to the Subsequent Time, in order to enter into an alternative acquisition agreement to accept a Superior Offer; and (2) by us or Walmart if (a) the Merger Agreement is terminated for the failure to consummate the Merger by the End Date, (b) at the time of the termination of the Merger Agreement, a Specified Circumstance (as defined in the Merger Agreement) does not exist, (c) prior to the termination of the Merger Agreement an alternative acquisition proposal has been made or publicly announced and (d) within 12 months following the termination of the Merger Agreement, we enter into and subsequently consummate an Acquisition Transaction (as defined in the Merger Agreement). We do not believe that the restrictions in the Merger Agreement will prevent us from meeting our ongoing costs of operations, working capital needs or capital expenditure requirements.

For further discussion about the terms of the Merger and the Merger Agreement, refer to the section titled "Pending Merger with Walmart" above, the section titled "Pending Merger with Walmart" in Part I, Item 1 of this Annual Report on Form 10-K, and the section titled "Pending Merger with Walmart" in Note 20 of the Notes to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K.

Cash Flows

The following table sets forth the major components of our consolidated statements of cash flows data for the periods presented:

	Year Ended December 31,	
	2023	**2022**
	(In millions)	
Net cash (used in) provided by operating activities	$ (0.8)	$ 29.1
Net cash used in investing activities	(70.4)	(73.0)
Net cash provided by financing activities	4.0	1.1
Effect of exchange rate changes on cash and cash equivalents	0.1	(0.1)
Net decrease in cash and cash equivalents	$ (67.1)	$ (42.9)

Cash flows from operating activities

Cash flows from operating activities consist of net income (loss) adjusted for certain non-cash items, including depreciation and amortization, deferred income taxes, share-based compensation expense and other non-cash related items as well as the effect of changes in working capital and other activities.

In 2023, net cash used in operating activities was $0.8 million, consisting of net income of $28.2 million adjusted for non-cash expenses of $49.5 million. Changes in operating assets and liabilities represented a $78.5 million use of cash, primarily driven by changes in working capital, including decreases in accounts payable due to related parties and accrued expense, increases in other assets and accounts receivable, partially offset by an increase in accounts payable.

In 2022, net cash provided by operating activities was $29.1 million, consisting of net loss of $0.4 million adjusted for non-cash expenses of $25.7 million. Changes in operating assets and liabilities represented a $3.8 million source of cash, primarily driven by changes in working capital, including decreases in prepaid and other current assets, income tax receivable, accounts receivable and an increase in accrued expenses partially offset by decreases in accounts payable due to related parties and accrued royalties.

Cash flows from investing activities

In 2023 and 2022, our net cash used in investing activities was $70.4 million and $73.0 million, respectively. The use of cash in 2023 was due to the purchase of short-term investments in U.S. Treasury bills and the purchase of property and equipment to support our growing organization. The use of cash in 2022 was due to the purchase of short-term investments in U.S. Treasury bills and the purchase of property and equipment to support our growing organization.

We expect that we will make capital expenditures and investments in the future, primarily on leasehold improvements, potential build-out of our corporate offices, as well as additional IT infrastructure, all of which will be done to support our future growth.

Cash flows from financing activities

Our net cash provided by financing activities was $4.0 million for the year ended December 31, 2023 as net proceeds of $4.6 million from the exercise of stock options and purchases made under our ESPP, partially offset by cash payments of $0.6 million for tax payments related to employee stock based awards withheld upon vesting.

In 2022, net cash provided by financing activities was $1.1 million, which consisted of net proceeds of $13.1 million from the exercise of stock options and purchases made under our ESPP, partially offset by cash payments of $12.0 million for tax payments related to employee stock based awards withheld upon vesting.

Contractual Obligations

Royalties

We are engaged in, and in certain cases have settled, various claims and suits alleging the infringement of patents related to certain television technology that were initiated by television manufacturers and other nonmanufacturers. In connection with the disposition of some of these claims and suits, we entered into, or may enter into, license arrangements, which may include royalty payments to be made for historical and/or prospective sales of our products. Certain of these settlements have included cross-licenses, covenants not to sue, and litigation holds.

In connection with these existing license agreements, as well as existing or potential settlement arrangements, we recorded an aggregate accrual of $40.7 million for all historical product sales as of December 31, 2023. Historically, we have been contractually indemnified and reimbursed by our manufacturers for most intellectual property royalty obligations and commitments. We will make future payments for the licensed technologies with funding received from the manufacturers, either through direct reimbursement from the manufacturers or payment of the net purchase price, as these royalty payments become due. In certain circumstances, we have the contractual ability to renegotiate the annual license fee in future years if certain unit sales volumes are not met in a given year. As of December 31, 2023, we expect our future payments to total $48.3 million, which we expect to pay over a period of five years.

Operating Lease Agreements

We have various non-cancelable operating leases for our corporate and satellite offices primarily in the United States. These leases expire at various times through 2028 and have total annual payments of less than $5.0 million each year.

We do not have any off-balance sheet financing arrangements or liabilities, retained or contingent interests in transferred assets, or any obligation arising out of a material variable interest in an unconsolidated entity. We do not have any majority-owned subsidiaries that are not included in our consolidated financial statements. Additionally, we do not have an interest in, or relationships with, any special-purpose entities.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates, assumptions and judgments that can significantly impact the amounts we report as assets, liabilities, net sales, costs and expenses and the related disclosures. We base our estimates on historical experience and other assumptions that we believe are reasonable under the circumstances. Our actual results could differ significantly from these estimates under different assumptions and conditions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance as these policies involve a greater degree of judgment and complexity. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

We believe that the accounting policies described below involve a significant degree of judgment and complexity. Accordingly, we believe these are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations. For further information, see Note 2 of the Notes to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K.

Revenue Recognition

We derive our revenue primarily from the sale of televisions and sound bars, advertising and data services. Revenue is recognized when control of the promised goods or services is transferred to our retailers and partners, in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. We apply a five-step approach as defined in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers (Topic 606), in determining the amount and timing of revenue to be recognized: (1) identifying the contract with a customer; (2) identifying the performance obligations in the contract; (3) determining the transaction price; (4) allocating the transaction price to the performance obligations in the contract; and (5) recognizing revenue when the corresponding performance obligation is satisfied.

We sell products to certain retailers under terms that allow them to receive price protection on future price reductions and may provide for limited rights of return, discounts and advertising credits.

Device net revenue

Each distinct promise to transfer products is considered to be an identified performance obligation for which revenue is recognized at a point in time upon transfer of control of the products to the customer. Transfer of control occurs upon shipment or delivery to the customer. Point in time recognition is determined as products to be sold represent an asset with an alternative use. Warranty returns have not been material and warranty-related services are not material.

Pricing adjustments and estimates of returns are treated as variable consideration for purposes of determining the transaction price. Sales returns are generally accepted at our discretion. Variable consideration is estimated using the most likely amount considering all reasonably available information, including our historical experience and current expectations, and is reflected in the transaction price when sales are recorded. Revenue recorded excludes taxes collected on sales to customers.

All of our products are directly shipped from manufacturers to third-party logistics and distribution centers in the United States. Generally, we ship the product to our customers with freight carriers contracted by us. Shipping terms on sales of products are generally FOB destination but may vary depending upon the related contractual arrangement with the customer. Amounts billed to customers for shipping and handling costs are included in net sales.

Platform+ net revenue

We generate Platform+ net revenue through sales of advertising and related services, content distribution, subscription and transaction revenue shares, promotions, sales of branded buttons on remote controls and data licensing agreements. Our digital ad inventory consists of inventory on WatchFree+ and our home screen along with ad inventory we obtain through our content provider and other third-party application agreements. We also re-sell video inventory that we purchase from content providers and directly sell third-party inventory on a revenue share or cost-per-thousand (CPM) basis.

Revenue for advertising and related services is primarily generated by the sale of video and display advertising. Advertising is generally sold directly on a CPM basis and is evidenced by an Insertion Order (IO). We recognize revenue as the number of impressions is measured and delivered, up to the amount identified in the IO. An IO may include multiple performance obligations to the extent it contains distinct advertising products or services. Advertising inventory may also be sold programmatically by which net revenue generated by our supply-side platforms are recognized. We recognize revenue for advertising and related services on either a gross or net basis based on our determination as to whether we are acting as the principal in the revenue generation process or as an agent. Advertising revenue is recognized on a time elapsed basis, as the services are delivered over the contractual distribution term.

Subscription and transaction revenue is generated through revenue share agreements with content providers. These revenue share agreements generally apply to new subscriptions for accounts that sign up for new services or to purchases or rentals through our SmartCast operating system. We recognize revenue on a net basis as we are deemed to be the agent between content providers and consumers.

We sell content publishers placements of buttons on our remote controls that provide one-touch access to a third-party applications' content. We typically receive a fixed fee per button for each TV and remote package sold or individually packaged remote unit sold over a defined distribution period. Our only performance obligations for these arrangements are placement of the app button on the remote and delivery of the TV and remote to the customer. Revenue is recognized at the point in time when transfer of title to the customer occurs.

For revenue from data licensing agreements with customers, we provide a right to access the entity's intellectual property as it exists throughout the license period. Control of each distinct data license transfers when it is uploaded or delivered to the customer. Data is delivered at least on a monthly basis during the data delivery phase of the contract. The transaction price for data services revenue includes both fixed and variable consideration. The performance obligations are satisfied over time during the license period. Revenue for the fixed consideration is recognized ratably beginning upon the first delivery of data throughout the remainder of the contract. Variable consideration is recorded when it is earned in accordance with the sales or usage-based royalty exception. We record revenue gross as we control the goods before they are transferred to the retailer; we are the primary obligor, who negotiate pricing with our retailers and assume the risk of bad debt.

Customer Allowances

We periodically grant certain sales discounts and incentives to customers, such as rebates and price protection, which are treated as variable consideration for purposes of determining the transaction price. In certain instances, we will, in turn, negotiate with our manufacturers for reimbursement of a portion of the incentives so that the manufacturers are responsible for absorbing some of the rebates and price protection. Our procedures for estimating amounts accrued as customer allowances are based upon historical experience and management judgment. Customer allowances are accrued for when the related product sale is recognized. The accrued customer allowances are presented on the consolidated balance sheets in accrued expenses and recorded in the consolidated statements of operations as a reduction of net revenue. The amount for accrued price protection was $33.4 million and $57.6 million for the years ended December 31, 2023, and 2022, respectively.

Recent Accounting Pronouncements

Please refer to Note 2 of the Notes to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K for recently issued and adopted accounting standards.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks in the ordinary course of our business. These risks primarily include foreign currency and interest rate risks as follows:

Foreign Currency Risk

To date, substantially all of our product sales and inventory purchases have been denominated in U.S. dollars. We therefore have not had any material foreign currency risk associated with these two activities. The functional currency of most of the foreign subsidiaries is the U.S. dollar.

Although we primarily procure and sell our products in U.S. dollars, our manufacturers incur many costs, including labor costs, in other currencies. To the extent that exchange rates move unfavorably for our manufacturers, they may seek to pass these additional costs on to us, which could have a material impact on our future prices and unit costs.

Interest Rate Risk

As of December 31, 2023, we did not have any long-term debt outstanding under our credit facility. Our credit facility bears interest at a variable rate equal to SOFR plus 0.50% per annum. A hypothetical 10% relative increase or decrease in interest rates during any of the periods presented would not have had a material impact on our consolidated financial statements.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Vizio Holding Corp.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Vizio Holding Corp. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Report of Independent Registered Public Accounting Firm (Continued)

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accrued Customer Price Protection Incentives

As discussed in Note 2(m) to the consolidated financial statements, the Company periodically grants certain sales discounts and incentives to customers, such as price protection, which are treated as variable consideration for purposes of determining the transaction price. Price protection incentives are accrued for when the related product sale is recognized. The accrual for price protection incentives consists of estimated revenue deductions for future payments to customers. The Company estimates accrued price protection based upon historical experience and current market conditions. As of December 31, 2023, amounts recorded for customer price protection incentives within accrued expenses were $33.4 million.

We identified the evaluation of accrued price protection incentives as a critical audit matter. Complex auditor judgment was required to assess the accrued price protection incentives, in particular the identification of a complete population of price protection incentive programs.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls relating to identifying a complete population of incentive programs. We selected a sample of price protection claims made by customers during and after year end and evaluated whether the Company had properly established an accrual for the underlying programs. We evaluated the accruals related to a sample of price protection incentives by comparing the documentation supporting the program, including customer activity and approved price protection amounts offered to customers. We also evaluated completeness of the accrual by comparing the historical accrual to the final amount settled.

/s/ KPMG LLP

We have served as the Company's auditor since 2010.

Irvine, California
February 28, 2024

VIZIO Holding Corp.
Consolidated Balance Sheets
(In millions, except par values)

	As of December 31,	
	2023	2022
Assets		
Current assets:		
Cash and cash equivalents	$ 221.6	$ 288.7
Short-term investments	129.9	58.9
Accounts receivable, net	381.2	357.9
Other receivables due from related parties	—	2.2
Inventories	6.8	15.5
Income tax receivable	9.0	1.7
Prepaid and other current assets	45.9	53.5
Total current assets	794.4	778.4
Property, equipment and software, net	19.7	19.9
Goodwill	44.8	44.8
Deferred income taxes	49.6	51.2
Other assets	52.2	21.4
Total assets	$ 960.7	$ 915.7
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable due to related parties	$ 109.1	$ 148.2
Accounts payable	157.8	117.2
Accrued expenses	178.6	204.9
Accrued royalties	40.7	47.4
Other current liabilities	5.8	5.5
Total current liabilities	492.0	523.2
Other long-term liabilities	19.4	18.8
Total liabilities	511.4	542.0
Commitments and contingencies (note 13)		
Stockholders' equity:		
Preferred stock, $0.0001 par value; 100.0 shares authorized, no shares issued and outstanding as of December 31, 2023 and 2022	—	—
Common stock, $0.0001 par value; 1,350.0 shares authorized as of December 31, 2023 and 2022 • Class A, 125.3 and 121.9 shares issued and 121.5 and 118.1 shares outstanding as of December 31, 2023 and 2022, respectively • Class B, 76.2 and 76.8 shares issued and 76.2 and 76.8 shares outstanding as of December 31, 2023 and 2022, respectively, and • Class C, no shares issued and outstanding as of December 31, 2023 and 2022	—	—
Additional paid in capital	414.3	366.9
Accumulated other comprehensive loss	(0.3)	(0.3)
Retained earnings	35.3	7.1
Total stockholders' equity	449.3	373.7
Total liabilities and stockholders' equity	$ 960.7	$ 915.7

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

VIZIO Holding Corp.
Consolidated Statements of Operations
(In millions, except per share amounts)

	Year Ended December 31,		
	2023	**2022**	**2021**
Net revenue:			
Device	$ 1,081.8	$ 1,384.9	$ 1,815.3
Platform+	598.2	477.9	308.7
Total net revenue	1,680.0	1,862.8	2,124.0
Cost of goods sold:			
Device	1,090.4	1,368.9	1,699.6
Platform+	233.3	181.4	98.1
Total cost of goods sold	1,323.7	1,550.3	1,797.7
Gross profit:			
Device	(8.6)	16.0	115.7
Platform+	364.9	296.5	210.6
Total gross profit	356.3	312.5	326.3
Operating expenses:			
Selling, general and administrative	248.8	220.7	286.1
Marketing	36.8	41.1	32.8
Research and development	41.3	40.8	34.2
Depreciation and amortization	4.6	3.6	2.8
Total operating expenses	331.5	306.2	355.9
Income (loss) from operations	24.8	6.3	(29.6)
Interest income, net	13.0	1.6	0.3
Other income (expense), net	0.3	(1.3)	3.0
Total non-operating income, net	13.3	0.3	3.3
Income (loss) before income taxes	38.1	6.6	(26.3)
Provision for income taxes	9.9	7.0	13.1
Net income (loss)	$ 28.2	$ (0.4)	$ (39.4)
Net income (loss) per share attributable to common stockholders:			
Basic	$ 0.14	$ (0.00)	$ (0.22)
Diluted	$ 0.14	$ (0.00)	$ (0.22)
Weighted-average common shares outstanding:			
Basic	196.3	193.1	175.5
Diluted	200.4	193.1	175.5

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

VIZIO Holding Corp.
Consolidated Statements of Comprehensive Income (Loss)
(In millions)

	Year Ended December 31,		
	2023	2022	2021
Net income (loss)	$ 28.2	$ (0.4)	$ (39.4)
Other comprehensive loss:			
Foreign currency translation adjustments	—	(0.1)	(1.1)
Comprehensive income (loss)	$ 28.2	$ (0.5)	$ (40.5)

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements

VIZIO Holding Corp.
Consolidated Statements of Stockholders' Equity
(In millions)

	Series A Convertible Preferred Stock		Common Stock [1][2]		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stockholders' Equity
	Shares	Amount	Class A	Class B				
Balance at December 31, 2020	0.1	$ 2.6	150.8	—	$ 98.9	$ 0.9	$ 46.9	$ 149.3
Share-based compensation expense	—	—	—	—	134.4	—	—	134.4
Shares issued pursuant to incentive award plans	—	—	9.5	—	14.1	—	—	14.1
Payment of preferred stock dividends	—	(0.6)	—	—	—	—	—	(0.6)
Conversion of preferred stock	(0.1)	(2.0)	30.3	—	2.0	—	—	—
Sale of common stock, net of $13.7 million of stock issuance costs	—	—	7.6	—	144.9	—	—	144.9
Shares withheld to cover withholding taxes for stock awards	—	—	(3.2)	—	(71.0)	—	—	(71.0)
Conversion of Class A shares into Class B	—	—	(98.3)	98.3	—	—	—	—
Conversion of Class B shares into Class A	—	—	21.5	(21.5)	—	—	—	—
RSA forfeiture	—	—	(5.0)	—	—	—	—	—
Foreign currency translation	—	—	—	—	—	(1.1)	—	(1.1)
Net loss	—	—	—	—	—	—	(39.4)	(39.4)
Balance at December 31, 2021	—	—	113.2	76.8	323.3	(0.2)	7.5	330.6
Share-based compensation expense	—	—	—	—	42.5	—	—	42.5
Shares issued pursuant to incentive award plans (net of shares in lieu of taxes)	—	—	4.9	—	1.1	—	—	1.1
Foreign currency translation	—	—	—	—	—	(0.1)	—	(0.1)
Net loss	—	—	—	—	—	—	(0.4)	(0.4)
Balance at December 31, 2022	—	—	118.1	76.8	366.9	(0.3)	7.1	373.7
Share-based compensation expense	—	—	—	—	42.7	—	—	42.7
Shares issued pursuant to incentive award plans (net of shares in lieu of taxes)	—	—	2.8	—	4.7	—	—	4.7
Foreign currency translation	—	—	—	—	—	—	—	—
Conversion of class B shares into class A shares	—	—	0.6	(0.6)	—	—	—	—
Net income	—	—	—	—	—	—	28.2	28.2
Balance at December 31, 2023	—	$ —	121.5	76.2	$ 414.3	$ (0.3)	$ 35.3	$ 449.3

(1) As of December 31, 2023 and 2022, the par value on common stock outstanding was $20 thousand and $20 thousand, respectively
(2) There were no shares of Class C common stock issued or outstanding in any of the periods presented

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements

VIZIO Holding Corp.
Consolidated Statements of Cash Flows
(In millions)

	Year Ended December 31,		
	2023	**2022**	**2021**
Cash flows from operating activities:			
Net income (loss)	$ 28.2	$ (0.4)	$ (39.4)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:			
Depreciation and amortization	7.4	3.6	2.8
Amortization of discount on investments	(5.1)	(0.6)	—
Change in fair value of investment securities	0.1	0.9	—
Deferred income taxes	1.6	(20.8)	(3.7)
Share-based compensation expense	43.5	42.5	134.4
Change in allowance for doubtful accounts	2.0	0.1	—
Changes in operating assets and liabilities:			
Accounts receivable	(25.3)	17.0	30.5
Other receivables due from related parties	2.2	2.9	(4.1)
Inventories	8.7	(3.7)	(1.4)
Income taxes receivable	(7.3)	24.5	(24.9)
Prepaid and other current assets	4.5	31.3	(30.0)
Other assets	(29.3)	(4.8)	(1.6)
Accounts payable due to related parties	(39.1)	(76.6)	15.4
Accounts payable	39.2	(1.7)	(47.9)
Accrued expenses	(26.3)	19.1	30.5
Accrued royalties	(6.7)	(9.4)	(24.3)
Other current liabilities	0.3	0.6	(0.3)
Other long-term liabilities	0.6	4.6	5.9
Net cash (used in) provided by operating activities	(0.8)	29.1	41.9
Cash flows from investing activities:			
Purchases of property and equipment	(2.9)	(13.1)	(4.4)
Purchase of investments	(201.0)	(74.9)	(0.2)
Sales and maturities of investments	133.5	15.0	—
Net cash used in investing activities	(70.4)	(73.0)	(4.6)
Cash flows from financing activities:			
Proceeds from exercise of stock options	2.3	12.0	12.4
Payment of dividends on Series A convertible preferred stock	—	—	(0.6)
Proceeds from IPO, net of $10.7 in direct offering costs	—	—	148.0
Payments of other offering costs	—	—	(2.8)
Withholding taxes paid on behalf of employees on net settled share-based awards	(0.6)	(12.0)	(71.0)
Proceeds from sale of stock under ESPP	2.3	1.1	1.7
Net cash provided by financing activities	4.0	1.1	87.7
Effect of exchange rate changes on cash and cash equivalents	0.1	(0.1)	(1.1)
Net (decrease) increase in cash and cash equivalents	(67.1)	(42.9)	123.9
Cash and cash equivalents at beginning of year	288.7	331.6	207.7
Cash and cash equivalents at end of year	$ 221.6	$ 288.7	$ 331.6
Supplemental disclosure of cash flow information:			
Cash paid for income taxes, net	$ 14.5	$ 3.7	$ 36.1
Cash paid for interest	$ 0.2	$ 0.2	$ 0.2
Cash paid for amounts included in the measurement of operating lease liabilities	$ 4.6	$ 3.6	$ 2.9
Supplemental disclosure of non-cash investing and financing activities:			
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 4.4	$ 7.3	$ 3.6
Additions to property and equipment financed by accounts payable	$ 1.4	$ —	$ —
IPO costs not yet paid	$ —	$ —	$ 0.3

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Note 1. Organization and Nature of Business

VIZIO Holding Corp. was incorporated as a Delaware corporation on December 7, 2020 in order to facilitate the holding company reorganization of VIZIO, Inc. and its subsidiaries (together with VIZIO Holding Corp., the "Company" or "VIZIO"). VIZIO, Inc. was incorporated in the State of California on October 21, 2002 and commenced operations in January 2003. On March 12, 2021, VIZIO Holding Corp. acquired 100% of the outstanding shares of VIZIO, Inc.

The Company develops high-performance Smart televisions ("Smart TVs"), sound bars, and accessories. These products are sold to retailers and through online channels throughout the United States. Additionally, in 2020 VIZIO launched Platform+, which is comprised of SmartCast, the Company's award-winning Smart TV operating system, which enables a fully integrated entertainment solution, and Inscape, which powers its data intelligence services. SmartCast delivers content and applications through an easy-to-use interface. It supports leading streaming apps and hosts the Company's own free ad-supported video app, WatchFree+. The Company provides broad support for third-party voice platforms and second screen experiences to offer additional interactive features and experiences.

VIZIO purchases all of its products from manufacturers based in Asia. Since 2012, VIZIO has purchased a portion of its televisions from three manufacturers who are affiliates of an investor who holds a noncontrolling interest in the Company through its ownership of Class A common stock. These manufacturers do not have any significant voting privileges, nor sufficient seats on the Company's Board of Directors (the "Board of Directors") that would enable them to significantly influence any of the Company's strategic or operating decisions. All transactions executed with the aforementioned manufacturers are presented as related party transactions.

Reorganization Transaction

On March 12, 2021, the Company implemented a holding company structure through the merger of VIZIO Reorganization Sub, LLC, a wholly-owned subsidiary of VIZIO Holding Corp., pursuant to an agreement and plan of merger, with and into VIZIO, Inc., with VIZIO, Inc. surviving as a wholly-owned subsidiary of VIZIO Holding Corp. (the "Reorganization Transaction"). As a result of the Reorganization Transaction:

- VIZIO Holding Corp. became a holding company with no material assets other than 100% of the equity interests of VIZIO, Inc.;

- Each share of Class A common stock and Series A convertible preferred stock, respectively, of VIZIO, Inc. was cancelled in exchange for the issuance of one share of Class A common stock and Series A convertible preferred stock, respectively, of VIZIO Holding Corp.;

- VIZIO Holding Corp. began consolidating the financial results of VIZIO, Inc. and its subsidiaries;

- VIZIO Holding Corp. assumed the VIZIO, Inc. 2007 Incentive Award Plan and the VIZIO, Inc. 2017 Incentive Award Plan, and the stock options and other awards granted thereunder, on a one-for-one basis and on the same terms and conditions; and

- All of the business operations continue to be conducted through VIZIO, Inc. and its subsidiaries.

Between the incorporation of VIZIO Holding Corp. on December 7, 2020 and the completion of the Reorganization Transaction, VIZIO Holding Corp. did not conduct any activities other than those incidental to its formation and preparation for the IPO (as defined below).

Forward Stock Split

On March 15, 2021, the Company amended its Amended and Restated Certificate of Incorporation to effect a nine-for-one forward stock split of the Company's Class A common stock. The number of authorized shares of Class A common stock was proportionally increased in accordance with the nine-for-one stock split, and the par value of the Class A common stock was not adjusted as a result of this forward stock split. As a result of the stock split, each share of the Company's Series A preferred stock became convertible into 225 shares of Class A common stock. All Class A common stock, stock options, RSUs and per share information presented within these consolidated financial statements and related notes have been adjusted to reflect this forward stock split on a retroactive basis for all periods presented.

Initial Public Offering

On March 29, 2021, the Company closed its initial public offering ("IPO") of 12,250,000 shares of its Class A common stock at a public offering price of $21.00 per share. The Company issued and sold 7,560,000 shares of Class A common stock, and certain existing stockholders sold an aggregate of 4,690,000 shares of Class A common stock. The Company received net proceeds of approximately $144.9 million after deducting underwriting discounts and commissions of approximately $10.7 million and offering expenses of $3.1 million. On March 31, 2021, certain existing stockholders sold an additional

1,709,274 shares of Class A common stock at $21.00 per share pursuant to the underwriters' option to purchase additional shares. The Company did not receive any proceeds from the sale of shares by the selling stockholders.

Immediately prior to the completion of the IPO, 134,736 shares of Series A redeemable convertible preferred stock then outstanding converted into 30,315,600 shares of Class A common stock. Immediately prior to the completion of the IPO, the Company filed its Amended and Restated Certificate of Incorporation, which authorizes a total of 1,000,000,000 shares of Class A common stock, 200,000,000 shares of Class B common stock, 150,000,000 shares of Class C common stock, and 100,000,000 shares of undesignated preferred stock. Immediately after the conversion and prior to the completion of the IPO, a total of 98,633,025 shares of Class A common stock held by William Wang and his respective affiliated trusts were exchanged for an equivalent number of shares of Class B common stock pursuant to the terms of certain exchange agreements. As a result, following the completion of the IPO, the Company has three classes of authorized common stock: Class A common stock, Class B common stock and Class C common stock. See Note 14 to these consolidated financial statements for further information.

Note 2. Summary of Significant Accounting Policies

(a) Basis of Consolidation

The consolidated financial statements include the accounts of VIZIO and its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. The Company considers the U.S. dollar as its reporting currency. The functional currency of most of the foreign subsidiaries is the U.S. dollar. Translation adjustments for subsidiaries where the functional currency is its local currency are included in other comprehensive income (loss). Foreign currency transaction gains (losses) resulting from exchange rate fluctuation on transactions denominated in a currency other than the functional currency are reported in the consolidated statements of operations.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates and assumptions. Significant items subject to such estimates and assumptions include the allowances for doubtful accounts and sales returns, reserves for excess and obsolete inventory, accrued price protection and rebates, accrued royalties, share-based compensation, valuation of deferred tax assets and other contingencies. Supplier and customer concentrations also increase the degree of uncertainty inherent in these estimates and assumptions.

(b) Cash and Cash Equivalents

All highly liquid financial instruments with a remaining maturity of 90 days or less when purchased are presented as cash equivalents.

(c) Short-term investments

Short-term investments consist of U.S. treasury bills purchased with an original maturity date of greater than three months, but less than 12 months as of the reporting date.

(d) Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable consist of amounts due to VIZIO from sales arrangements executed under normal business activities and are recorded at invoiced amounts which is the amount VIZIO expects to be entitled to receive. The Company presents the aggregate accounts receivable balance net of an allowance for doubtful accounts and extends credit to certain customers and mitigates a portion of the Company's credit risk through credit insurance. Generally, collateral or other security is not required for outstanding accounts receivable. Credit losses, if any, are recognized based on management's evaluation of the aging of accounts receivable, assessment of collectibility, customer specific financial conditions as well as an evaluation of current industry trends and general economic conditions. Past-due balances are assessed by management on a monthly basis and balances are written off when the customer's financial condition no longer warrants pursuit of collections. Although VIZIO expects to collect amounts due, actual collections may differ from estimated amounts.

(e) Concentrations of Credit Risk

Financial instruments that potentially create significant concentrations of credit risk consist principally of accounts receivable and cash and cash equivalents in banks. The Company maintains its cash and cash equivalents at various financial institutions. At times, such balances may exceed federally insured limits. No losses have been experienced in any such accounts.

(f) Inventories

Inventories are stated at the lower of cost, using the average cost method, or net realizable value. Inventories are reviewed for excess and obsolescence based upon demand forecasts for a specific time horizon. The Company records a charge to cost of goods sold for the amount required to reduce the carrying value of inventory to net realizable value. For inventories related to certain manufacturers, VIZIO may be contractually required to purchase this inventory if the product is (i) requested by VIZIO, (ii) received at the manufacturers' warehouse on an agreed-upon receipt date, and (iii) remains unsold after a predetermined period, which generally exceeds 30 to 45 days.

(g) Property, Equipment and Software, net

Property, equipment and software are recorded at historical cost, less accumulated depreciation, amortization and impairment, if applicable. Depreciation and amortization is computed using the straight-line method based upon the following estimated useful lives:

	Years
Buildings	39
Machinery and equipment	5
Furniture and fixtures	7
Computer and software	3
Automobiles	5

Leasehold improvements are amortized using the straight-line method over the lesser of the lease term or the estimated useful life of the assets. Maintenance and repairs are expensed as incurred.

Capitalized Software Development Costs

The Company capitalizes certain costs associated with creating and enhancing internally developed software related to the Company's operating systems used in its Smart TVs and records these amounts within other assets in the consolidated balance sheets. During the years ended December 31, 2023 and 2022, the Company capitalized $21.8 million and $0, respectively, of software development costs. Amortization expense of the costs capitalized will begin in 2024, as such no amortization expense has been recorded for the years ended December 31, 2023, 2022 and 2021.

These capitalized costs include personnel related costs for employees (including salaries, bonuses and benefits) who are directly associated with and who devote time to software development projects, as well as contractor costs. Software development costs that do not qualify for capitalization are expensed as incurred and recorded as cost of goods sold, selling, general and administrative or research and development expenses in the consolidated statements of operations.

Software production costs for computer software that is to be used as an integral part of a product or process shall not be capitalized until both of the following conditions have been met: a) technological feasibility has been established for the software and b) all research and development activities for the other components of the product or process have been completed. Capitalization of computer software costs shall cease when the product is available for general release to customers. Costs of maintenance and customer support shall be charged to expense when related revenue is recognized or when those costs are incurred, whichever occurs first.

(h) Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in a business combination. Goodwill is not amortized but is tested at least annually for impairment in the fourth quarter, or more frequently if indicators of impairment exist during the fiscal year. Events or circumstances which could trigger an impairment review include a significant adverse change in legal factors or in the business climate, loss of key customers, an adverse action or assessment by a regulator, unanticipated competition, a loss of key personnel, significant changes in the manner of the Company's use of the acquired assets or the strategy for its overall business, significant negative industry or economic trends, or significant underperformance relative to expected historical or projected future results of operations. The Company assessed the conclusion regarding segments and reporting units in conjunction with its annual goodwill impairment test All of the Company's goodwill is attributable to the Platform+ reporting unit.

When testing goodwill for impairment, the Company first performs a qualitative assessment. If the Company determines it is more likely than not that a reporting unit's fair value is less than the carrying amount, then a one-step impairment test is required. If the Company determines it is not more likely than not a reporting unit's fair value is less than the carrying amount, then no further analysis is necessary. To identify whether impairment exists, the Company compares the estimated fair value of the reporting unit with the carrying amount, including goodwill. If the estimated fair value of the reporting unit exceeds the carrying amount, goodwill is not considered to be impaired. If, however, the fair value of the reporting unit is less than the carrying amount, then such balance would be recorded as an impairment loss. Any impairment loss is limited to the carrying amount of goodwill within the entity. There has been no impairment of goodwill for any periods presented.

(i) Leases

The Company determines whether an arrangement is a lease at contract inception. Operating lease right-of-use assets are included in other assets, and lease liabilities are included in other current liabilities and other long-term liabilities in the Company's consolidated balance sheets. Operating lease charges are recorded in selling, general and administrative expenses in the consolidated statements of operations.

Operating lease right-of-use assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. The Company does not separate lease and non-lease components for all underlying asset classes. As most of the Company's leases do not provide a readily determinable implicit rate, it estimates the incremental borrowing rate, using the formula for the interest rate on the Company's collateralized borrowing at the point in time of lease start or the adoption date (whichever is later), to discount the lease payments based on information available at lease commencement. The Company determines the incremental borrowing rate for each lease based primarily on the lease term and the economic environment of the applicable country or region. The operating lease right-of-use assets also include any prepaid lease payments and is reduced by existing lease incentive balances upon adoption. The Company does not include the cost of lease extensions in the right-of-use assets until it is reasonably certain such an option will be executed, and the cost can be determined. The Company recognizes lease expense for lease payments over the lease term, while variable lease payments, such as common area maintenance, are recognized as incurred. The Company elected the practical expedient to not recognize operating lease right-of-use assets and operating lease liabilities that arise from short-term leases (i.e., leases with a term of 12 months or less).

(j) Revenue Recognition

The Company applies a five-step approach as defined in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers (Topic 606), in determining the amount and timing of revenue to be recognized: (1) identifying the contract with a customer; (2) identifying the performance obligations in the contract; (3) determining the transaction price; (4) allocating the transaction price to the performance obligations in the contract; and (5) recognizing revenue when the corresponding performance obligation is satisfied.

Device Net Revenue

The Company derives revenue primarily from the sale of televisions and sound bars. Revenue is recognized when control of the promised goods or services is transferred to the Company's retailers and distributors across the United States, as well as directly to consumers through our website, VIZIO.com, in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services. The Company sells its products to certain retailers under terms that allow the retailer to receive price protection on future price reductions and may provide for limited rights of return and discounts.

Each distinct promise to transfer products is considered to be an identified performance obligation for which revenue is recognized at a point in time upon transfer of control of the products to the retailers or distributors, or upon the date the goods are delivered to consumers from a sale through our website. Transfer of control occurs upon shipment or delivery to the customer. Point in time recognition is determined as products to be sold represent an asset with an alternative use. Warranty returns have not been material, and warranty-related services are not considered a separate performance obligation.

Pricing adjustments and estimates of returns are treated as variable consideration for purposes of determining the transaction price. Sales returns are generally accepted at the Company's discretion. Variable consideration is estimated using the most likely amount considering all reasonably available information, including the Company's historical experience and current expectations, and is reflected in the transaction price when sales are recorded. Revenue recorded excludes taxes collected on sales to customers.

Accounts receivable represents the unconditional right to receive consideration from customers. Substantially all payments are collected within the Company's standard terms, which do not include a significant financing component. There have been no material impairment losses on accounts receivable in any of the periods presented. There have been no material contract assets or contract liabilities recorded on the consolidated balance sheet in any of the periods presented.

All of the Company's products are directly shipped by vessel from manufacturers to third-party logistics and distribution centers in the United States. Generally, the Company ships the product to its customers with freight carriers contracted by the Company. Shipping terms on sales of products are generally FOB destination but may vary depending upon the related contractual arrangement with the customers. Amounts billed to customers for shipping and handling costs are included in net revenue.

Platform+ Net Revenue

The Company generates Platform+ net revenue through sales of advertising and other services, such as content distribution, subscription and transaction revenue shares, promotions, sales of branded channel buttons on remote controls and data licensing arrangements.

The Company's digital advertising inventory consists of streaming inventory on WatchFree+ and third-party applications as well as banner placements on its SmartCast homescreen. The Company's advertising revenue is recognized on a cost-per-thousand impressions delivered ("CPM") basis.

Revenue for advertising and related services is primarily generated by the sale of video and display advertising. Advertising is sold directly on a CPM basis and is evidenced by an Insertion Order ("IO"). The Company recognizes revenue as the number of impressions is measured and delivered, up to the amount identified in the IO. An IO may include multiple performance obligations to the extent it contains distinct advertising products or services. Advertising inventory may also be sold programmatically by which net revenues generated by the Company's supply-side platforms are recognized. The Company recognizes revenue for advertising and related services on either a gross or net basis based on its determination as to whether it is acting as the principal in the revenue generation process or as an agent.

Subscription and transaction revenue is generated through revenue share agreements with content providers. These revenue share agreements generally apply to new subscriptions for accounts that sign up for new services or for purchases or rentals through the Company's SmartCast operating system. The Company recognizes revenue on a net basis as it is deemed to be the agent between content publishers and consumers.

The Company sells content publishers placements of buttons on its remote controls that provide one-touch access to a third-party applications' content. The Company typically receives a fixed fee per button for each TV and remote package sold or individually packaged remote unit sold over a defined distribution period. The Company's only performance obligations for these arrangements are placement of the app button on the remote and delivery of the TV and remote to the customer. Revenue is recognized at the point in time when transfer of title to the customer occurs.

For revenue from data licensing agreements with customers, the Company provides a right to access the entity's intellectual property as it exists throughout the license period. Control of each distinct data license transfers when it is uploaded or delivered to the customer. Data is delivered at least on a monthly basis during the data delivery phase of the contract. The transaction price for data services revenue includes both fixed and variable consideration. The performance obligations are satisfied over time during the license period. Revenue for the fixed consideration is recognized ratably beginning upon the first delivery of data throughout the remainder of the contract. Variable consideration is recorded when it is earned in accordance with the sales or usage-based royalty exception.

(k) Shipping and Handling Costs

All shipping and handling costs related to purchases of inventory are included in the purchase price of each product negotiated with the manufacturer and recorded in inventory in the consolidated balance sheets and then classified in cost of goods sold in the consolidated statements of operations. All shipping and handling costs are treated as fulfillment costs and are presented within cost of goods sold in the consolidated statements of operations.

(l) Recycling Costs

The Company incurs recycling costs in order to comply with electronic waste recycling programs within certain states. These fees are assessed by the states using current market share and actual costs incurred on administration of such programs and are expensed as incurred. Recycling costs were $5.3 million, $5.2 million, and $7.9 million for the years ended December 31, 2023, 2022 and 2021, respectively, and are recorded in cost of goods sold in the accompanying consolidated statements of operations.

(m) Customer Allowances

The Company periodically grants certain sales discounts and incentives to customers, such as rebates and price protection, which are treated as variable consideration for purposes of determining the transaction price. In certain instances, the Company will, in turn, negotiate with its manufacturers for reimbursement of a portion of the incentives so that the manufacturers are responsible for absorbing some of the rebates and price protection. The Company's procedures for estimating customer allowances recorded as a reduction of revenue are based upon historical experience, as adjusted for the current environment, and management judgment. Customer allowances are accrued for when the related product sale is recognized. The accrued customer allowances are presented on the consolidated balance sheets in accrued expenses and recorded in the consolidated statements of operations as a reduction of revenue.

The Company offers sales incentives through various programs, consisting primarily of discounts, cooperative advertising and market development fund programs. The Company records cooperative advertising and market development fund programs with customers as a reduction to revenue unless the Company receives a distinct benefit in exchange for credits claimed by the customer and can reasonably estimate the fair value of the benefit received. Cooperative advertising arrangements and marketing development funds recorded as a reduction of net revenue totaled $9.2 million, $7.2 million and $3.1 million for the years ended December 31, 2023, 2022 and 2021, respectively.

(n) Selling, General and Administrative

Selling, general and administrative expenses consist primarily of personnel related costs for employees, including salaries, bonuses, benefits, and share-based compensation, as well as consulting expenses, fees for professional services, facilities and information technology.

(o) Marketing Costs

Marketing expenses consist primarily of advertising and marketing promotions of the Company's brand and products, including merchandising and display costs, media advertisement costs, promotional material creation costs, trade show and event costs, and sponsorship costs.

(p) Research and Development Costs

Research and development expenses consist primarily of employee-related costs, including salaries and bonuses, share-based compensation expense, and employee benefits costs, third-party contractor costs, and related allocated overhead costs. In certain cases, costs are incurred to purchase materials and equipment for future use in research and development efforts. These costs are capitalized and expensed as consumed.

(q) Product Warranty

All products have a one, two or three-year limited warranty against manufacturing defects and workmanship. Although the Company is principally responsible for servicing warranty claims, substantially all product warranty expenses are reimbursed by the manufacturers under the Company's standard product supply agreements.

(r) Income Taxes

Income taxes are accounted for using the asset and liability method. Under this method, deferred income tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained upon examination. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Valuation allowances are recorded against tax assets when it is determined that it is more likely than not that the assets will not be realized. Interest related to income taxes is recorded in other income, net and penalties are recorded in selling, general and administrative expense.

The Company makes estimates, assumptions and judgments to determine its provision for income taxes and also for deferred tax assets and liabilities and any valuation allowances recorded against deferred tax assets. Actual future operating results and the underlying amount and type of income could differ materially from the Company's estimates, assumptions and judgments thereby impacting its consolidated financial position and results of operations.

(s) Share-Based Compensation

Share-based compensation expense resulting from grants of employee stock options, restricted stock awards ("RSAs"), restricted stock units ("RSUs") and performance stock units ("PSUs") is recognized in the consolidated financial statements based on the respective grant date fair values of the awards. Stock option grant date fair values are estimated using the Black-Scholes-Merton option pricing model. The grant date fair value of the Company's RSAs and RSUs is determined based on the fair value of the Company's common stock on the date of grant. The grant date fair value for the PSUs is determined using a Monte-Carlo simulation model. Forfeitures are accounted for as they occur.

Under the Black-Scholes-Merton model, the determination of the grant date fair value of share-based awards is affected by the estimated fair value per share of our common stock as well as other subjective assumptions, the expected term of the share-based awards, expected stock price volatility, risk-free interest rates, and expected dividend yield. Generally, these assumptions are based on historical information and judgment is required to determine if historical trends may be indicators of future outcomes. For employee stock options in which the Company does not have significant history and that contain service conditions, the Company applies the simplified approach, in which the expected term of an award is presumed to be the mid-point between the vesting date and the expiration date of the award. As a result, if factors change or the Company uses different assumptions, share-based compensation expense could be materially different in the future.

(t) Net Income (Loss) Per Share

The Company computes earnings per share ("EPS") of Class A and Class B common stock using the two-class method for participating securities.

Basic earnings (loss) per share attributable to common stockholders is calculated by dividing net income (loss) attributable to common stockholders by the weighted-average number of Class A and Class B common shares outstanding. Diluted earnings (loss) per share attributable to common stockholders adjusts the basic earnings (loss) per share attributable to common stockholders and the weighted-average number of common shares outstanding for the potentially dilutive impact of RSUs, PSUs and stock options using the treasury stock method.

(u) Fair Value of Financial Instruments

The accounting standard for fair value measurements provides a framework for measuring fair value and requires expanded disclosures regarding fair value measurements. Fair value is defined as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. This accounting standard established a fair value hierarchy, which requires an entity to maximize the use of observable inputs, where available. The following summarizes the three levels of inputs required:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Inputs that are generally unobservable and typically reflect management's estimate of assumptions that market participants would use in pricing the asset or liability.

The Company's Level 1 investments as of December 31, 2023 and 2022, consist of its Short-term investments and equity investments (see Note 4 – Investments).

The carrying amount of receivables, payables and other amounts arising out of the normal course of business approximates fair value because of the relatively short maturity of such instruments.

(v) Recently Issued Accounting Guidance

Accounting Standards Issued But Not Yet Adopted:

In November 2023, the FASB issued guidance, Accounting Standards Update ("ASU") No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The guidance in this ASU requires companies to enhance their disclosure on significant segment expenses, and also adds additional disclosures around how companies determine their reportable segments. This standard will be effective for the year ended December 31, 2024. The Company is currently in the process of evaluating the impact of adopting ASU 2023-07 in 2024.

In December 2023, the FASB issued guidance, ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The guidance in this ASU requires companies to add additional disclosures surrounding income taxes, including rate reconciliation, and disaggregation of domestic and foreign revenue. This standard will be effective for the year ended December 31, 2025. The Company is currently in the process of evaluating the impact of adopting ASU 2023-09, but do not expect it to have a material impact on its consolidated financial statements.

The Company reviewed all other recently issued accounting pronouncements and concluded that they were either not applicable or not expected to have a significant impact to its consolidated financial statements.

Note 3. Net Revenue

The Company derives revenue primarily from the sale of televisions and sound bars, advertising and data services.

As of December 31, 2023 and 2022, the Company has recorded $24.2 million and $22.0 million of contract assets, respectively. As of December 31, 2023, $20.3 million and $3.9 million of contract assets were recorded in prepaids and other current assets and other assets, respectively, in the accompanying consolidated balance sheets. As of December 31, 2022, all contract assets were recorded in prepaids and other current assets in the accompanying consolidated balance sheets. As of December 31, 2023, the Company recorded $2.1 million of contract liabilities, which are recorded in other current liabilities in the accompany consolidated balance sheets. There were no material contract liabilities as of December 31, 2022. Contract assets primarily represent revenue earnings over time for which the Company does not presently have an unconditional right to payment (generally not yet billable) based on the terms of the contracts. Contract liabilities consist of fees invoiced or paid by the Company's customers for which the associated performance obligations have not been satisfied and revenue has not been recognized based on the Company's revenue recognition criteria described above. Additionally, no costs associated with obtaining contracts with customers were capitalized, nor any costs associated with fulfilling its contracts. All costs to obtain contracts were expensed as incurred as a practical expedient.

Significant Customers

The Company is a wholesale distributor of televisions and other home entertainment products, which are sold to leading retailers and wholesale clubs in North America, primarily in the United States. The Company's sales can be impacted by consumer spending and the cyclical nature of the retail industry.

The following customers accounted for more than 10% of net revenue in at least one of the fiscal years presented:

	Year Ended December 31,		
	2023	**2022**	**2021**
Net Revenue:			
Customer A	35 %	38 %	40 %
Customer B	10	13	12
Customer C	8	10	10

Customer A and Customer B are affiliates under common control with one another. Collectively, they comprised 45%, 51% and 52% of the Company's net revenue for the years ended December 31, 2023, 2022 and 2021, respectively.

Note 4. Investments

Short-term investments:

The Company purchases U.S. Treasury bills, which are recorded in short-term investments in the accompanying consolidated balance sheets. The Company is classifying these securities as held-to-maturity as management has the intent and ability to hold to maturity and as such, are carried at amortized cost. As of December 31, 2023 and 2022, the maturity dates of all U.S. Treasury bills were within 12 months. The Company reviews these securities for other-than-temporary impairment at least quarterly or when there are changes in credit risk or other potential valuation concerns. When evaluating an investment for its current expected credit losses, the Company reviews factors such as historical experience with defaults, losses, credit ratings, term, market sector and macroeconomic trends, including current conditions. During the years ended December 31, 2023 and 2022, the Company did not recognize any impairment losses related to these securities.

The following table summarizes the Company's short-term investments:

	As of December 31,	
	2023	**2022**
U.S. Treasury Bills:	(In millions)	
Maturity	1 year or less	1 year or less
Amortized cost	$ 129.9	$ 58.9
Gross unrealized gains	0.2	—
Gross unrealized losses	—	(0.2)
Estimated fair value	$ 130.1	$ 58.7

Equity investments:

The Company has investments in equity securities, which are recorded in other assets in the accompanying consolidated balance sheets amounting to $6.2 million and $4.6 million as of December 31, 2023 and 2022, respectively.

The Company records a majority of these investments in equity securities at cost of $6.0 million and $4.4 million, as of December 31, 2023 and 2022, respectively, as they do not have readily determinable fair value.

The remaining balance of investments is measured at fair value as the shares are publicly traded and have a readily determinable fair value, and are considered a Level 1 investment, of $0.2 million for both the years ended December 31, 2023 and 2022.

The Company periodically reviews the investments for possible impairment. There was no impairment or observable price changes on the investments during the years ended December 31, 2023 and 2022.

Note 5. Accounts Receivable

Accounts receivable consists of the following:

	As of December 31, 2023	As of December 31, 2022
	(In millions)	
Accounts receivable	$ 383.4	$ 358.1
Allowance for doubtful accounts	(2.2)	(0.2)
Total accounts receivable, net of allowances	$ 381.2	$ 357.9

The Company maintains credit insurance on certain accounts receivable balances to mitigate collection risk for these customers. The Company evaluates all accounts receivable for allowance for doubtful accounts. For the years ended December 31, 2023 and 2022, the Company recorded bad debt expense of $2.0 million and $0.1 million, respectively. For the years ended December 31, 2023 and 2022, there were no material write-offs of accounts receivable.

The following customers account for more than 10% of accounts receivable in at least one of the fiscal years presented:

	As of December 31, 2023	As of December 31, 2022
Accounts receivable:		
Customer A	30 %	38 %
Customer B	9	12

Customer A and Customer B are affiliates under common control with one another. Collectively, they comprised 39% and 50% of the Company's total accounts receivable as of December 31, 2023 and 2022, respectively.

Note 6. Inventories

Inventories consist of the following:

	As of December 31, 2023	As of December 31, 2022
	(In millions)	
Inventory on hand	$ 3.0	$ 12.6
Inventory in transit - outbound	3.3	2.9
Inventory in transit - inbound	0.5	—
Total inventory	$ 6.8	$ 15.5

Significant Manufacturers

The Company purchases a significant amount of its product inventory from certain manufacturers. This inventory is purchased under standard product supply agreements that outline the terms of the product delivery. Once all aspects of the product are agreed upon, the manufacturers are then responsible for transporting the product to their warehouses located in the United States. The manufacturers are considered the importers of record and are required to insure the product as it is shipped to the warehouses. The title and risk of loss of the product typically passes to the Company upon shipment from the manufacturer's warehouse in the United States to the customer. The product supply agreement stipulates that the manufacturer will (i) generally reimburse the Company for at least a portion of the price protection or sales concessions negotiated between the Company and customers on product purchased, and (ii) indemnify the Company against all liability resulting from valid and enforceable patent infringement with regard to product purchased under the agreement except if such infringement arises out of the Company's modification or misuse of the product.

The Company has the following significant concentrations related to suppliers:

	Year Ended December 31,	
	2023	2022
Inventory purchases:		
Supplier A - related party	36 %	45 %
Supplier B	19	22
Supplier C	31	15

The Company is currently reliant upon these manufacturers for products. Although the Company can obtain products from other sources, the loss of a significant manufacturer could have a material impact on the Company's financial condition and results of operations as the products that are being purchased may not be available on the same terms from another manufacturer.

The Company has also recorded other receivables of $0.8 million and $3.0 million due from the manufacturers as of December 31, 2023 and 2022, respectively. These amounts are in other receivables due from related parties and prepaids and other current assets on the consolidated balance sheets. The other receivable balances are attributable to price protection and customer allowances as well as accrued royalties due in connection with the settlement of certain patent infringement cases for units shipped, which are indemnified by the Company's manufacturers and are recognized at the time the aforementioned liabilities are incurred. The net effect is recorded in the consolidated statements of operations as a reduction to cost of goods sold.

Note 7. Property, Equipment and Software

Property, equipment and software consist of the following:

	As of December 31,			
	2023		2022	
	(In millions)			
Land	$	2.6	$	—
Building		7.6		10.1
Machinery and equipment		1.1		2.0
Leasehold improvements		9.3		4.2
Furniture and fixtures		5.1		4.7
Computer and software		16.9		17.7
Construction in progress		0.4		4.8
Total property, equipment and software		43.0		43.5
Less accumulated depreciation and amortization		(23.3)		(23.6)
Total property, equipment and software, net	$	19.7	$	19.9

Depreciation and amortization expense for fixed assets was $7.4 million, $3.6 million and $2.8 million for the years ended December 31, 2023, 2022 and 2021, respectively.

During the year ended December 31, 2023, we reclassified $2.6 million of property, equipment and software from the 'Building' category into the 'Land' category in the above table.

Disposals of fully depreciated assets reduced property, equipment and software and accumulated depreciation and amortization by $7.7 million with no impact to the statements of operations for the year ended December 31, 2023. There were no material disposals for the year ended December 31, 2022.

Note 8. Segment Information

Operating segments are components of an enterprise for which discrete financial reporting information is available and evaluated regularly by the chief operating decision maker ("CODM") in deciding how to allocate resources and in assessing performance. The Company has identified its Chief Executive Officer as the CODM. The CODM views the Company's operations and manages the businesses as two operating segments, which are also the Company's reportable segments: (i) Device, and (ii) Platform+. The CODM reviews the operating results of these segments on a regular basis and allocates Company resources to these two segments based on the needs of each segment and the availability of resources. The Company assesses its determination of operating segments at least annually.

Segment revenue and gross profit are disclosed on the face of the statements of operations.

Note 9. Goodwill

The Company's goodwill balance was $44.8 million as of December 31, 2023 and 2022. The goodwill balance was determined based on the excess of the purchase price paid over the fair value of the identifiable net assets acquired and represents its future revenue and earnings potential and certain other assets acquired that do not meet the recognition criteria, such as assembled workforce.

No goodwill impairment was recorded for the years ended December 31, 2023, 2022 and 2021.

Note 10. Accrued Expenses

The Company's accrued expenses consisted of the following:

	As of December 31,	
	2023	**2022**
	(In millions)	
Accrued price protection	$ 33.4	$ 57.6
Accrued other customer related expenses	55.8	49.5
Accrued supplier/partner related expenses	46.1	54.0
Accrued payroll expenses	40.8	36.1
Accrued other expenses	2.5	7.7
Total accrued expenses	$ 178.6	$ 204.9

Note 11. Accrued Royalties

VIZIO is engaged in, and in certain cases has settled, various claims and suits alleging the infringement of patents related to certain television technology that were initiated by television manufacturers and other nonmanufacturers. In connection with the disposition of some of these claims and suits, the Company has entered into, or may enter into, license arrangements, which may include royalty payments to be made for historical and/or prospective sales of the Company's products. Certain of these settlements have included cross-licenses, covenants not to sue, and litigation holds.

Historically, VIZIO has been contractually indemnified and reimbursed by its manufacturers for most intellectual property royalty obligations and commitments. The Company will make future payments for the licensed technologies with funding received from the manufacturers, either through direct reimbursement from the manufacturers or payment of the net purchase price, as these royalty payments become due. In certain circumstances, VIZIO has the contractual ability to renegotiate the annual license fee in future years if certain unit sales volumes are not met in a given year.

A summary of future commitments on royalty obligations as of December 31, 2023 is as follows (in millions):

2024	$ 21.6
2025	12.7
2026	6.5
2027	6.0
2028	1.5
2029 & thereafter	—
Total	$ 48.3

In certain instances, the Company administers refundable deposits on behalf of its manufacturers for asserted intellectual property infringement claims and related active litigation in accordance with the terms of the supply agreements. The use of the refundable deposits is limited to the resolution or settlement of these claims and active cases. Management reviews the nature of these claims and active cases with the manufacturers on a periodic basis. The deposit amounts received and recorded are determined and adjusted quarterly based on mutual consent of both parties and using all available information at that time. In the event of an unfavorable resolution or settlement that exceeds the amount recorded as a refundable deposit, the excess shall be paid by VIZIO and then reimbursed by the manufacturer in accordance with the contractual indemnification provisions in the product supply agreement.

In the ordinary course of business, management anticipates that VIZIO will be party to various claims and suits including disputes arising over intellectual property rights and other matters. The Company intends to vigorously defend against such claims and suits; however, the ultimate outcome of such claims may remain unknown for some time. Based on all of the information available to date, management does not believe that there are any claims or suits that would have a material adverse effect on the Company's financial condition, results of operations, or liquidity.

Note 12. Leases

The Company has various non-cancelable operating leases for its corporate and satellite offices primarily in the United States. These leases expire at various times through 2029.

The table below presents supplemental balance sheet information related to the Company's operating leases as follows (in millions, except lease term and discount rate):

		As of December 31,			
	Classification	2023		2022	
Assets:					
Right of use assets	Other assets	$	13.8	$	14.0
Liabilities:					
Lease liabilities-current	Other current liabilities	$	3.5	$	3.5
Lease liabilities-noncurrent	Other long-term liabilities	$	11.0	$	11.5
Weighted average remaining lease term			3.8 years		4.1 years
Weighted average discount rate			6.30 %		4.90 %

The following operating lease costs were included in selling, general and administrative expenses in the Company's consolidated statements of operations:

	Year Ended December 31,					
	2023		2022		2021	
	(In millions)					
Operating lease costs	$	5.9	$	5.4	$	4.1

The table below reconciles the undiscounted cash flows of the operating leases to the operating lease liabilities recorded on the consolidated balance sheet as of December 31, 2023.

	(In millions)	
2024	$	4.8
2025		4.3
2026		4.3
2027		2.5
2028		0.7
2029 and thereafter		0.2
Total minimum lease payments		16.8
Less imputed interest		(2.3)
Total lease liabilities	$	14.5

The future lease payments above exclude future minimum sublease income due under noncancelable subleases as of December 31, 2023 which are not material.

VIZIO has a 13% ownership interest in a company that owns and manages the building in which VIZIO maintains its corporate headquarters in Irvine, California. The company is principally owned by two related parties, and VIZIO does not have significant influence over the operations and governance of the company. As such, VIZIO accounts for the $0.5 million investment in the members' equity of the company as an investment in equity securities carried at original cost, which is included in other assets in the consolidated balance sheets as of December 31, 2023 and 2022. Additionally, VIZIO is party to a noncancelable operating lease with the company, which will expire in January 2027. Net rent expense under this operating lease was approximately $1.1 million, $1.0 million and $0.7 million for the years ended December 31, 2023, 2022 and 2021, respectively.

In 2011, the Company purchased a building adjacent to the corporate headquarters and in 2015, the Company leased a building near the corporate headquarters. The Company leases and subleases available office space in those buildings to manufacturers and other third parties and recognizes rental income. For the years ended December 31, 2023, 2022 and 2021, rental income from tenants was approximately $0.4 million in each year, which is recorded in other income (expense) in the accompanying consolidated statements of operations.

Note 13. Commitments and Contingencies

(a) Volume Commitments

Certain product supply agreements include a volume supply commitment on up to 13 weeks of inventory forecasted by the Company. Management provides periodic forecasts to manufacturers at which time they consider the first 13 weeks of supply to be committed. As of December 31, 2023, no liabilities were recorded related to this supply commitment.

(b) Data Support Spend Commitments

On June 6. 2017, the Company entered into an agreement with an outside company, which provides us data support services. On October 21, 2021, an addendum was executed, which detailed a future spend commitment to continue to use the services provided. The committed future spend per this addendum is as follows:

		(In millions)
2024	$	31.2
2025		34.1
2026		29.8
Total	$	95.1

(c) Revolving Credit Facility

The Company is party to a credit agreement with Bank of America, N.A. (as amended, the "Credit Agreement"), which provides for a revolving credit line of up to $50.0 million, maturing April 13, 2024, for the purposes of repurchasing certain outstanding shares of common stock held by a related party supplier and other general business requirements, including working capital. The Company's indebtedness to Bank of America, N.A. under the Credit Agreement is collateralized by substantially all of the Company's assets.

On April 13, 2021, the Company entered into an amendment to the Credit Agreement, which (i) extended the maturity date to April 13, 2024, (ii) provided an update for use of a London Interbank Offering Rate ("LIBOR") successor rate and (iii) provided a change in the definition of Availability Reserve and Borrowing Base. In connection with the amendment, the Company paid a fee of $75,000 in the second quarter of 2021.

On April 25, 2023, the Company entered into another amendment to the Credit Agreement which replaced the reference of LIBOR to Secured Overnight Financing Rate ("SOFR").

Fees related to this unused line of credit were not material in any of the periods presented. For the years ended December 31, 2023 and 2022, there were no draws on the line of credit and the Company was in compliance with all debt covenants.

(d) Legal Matters

Advanced Micro Devices, Inc.

Advanced Micro Devices, Inc. ("AMD") presented the Company with a claim letter dated May 11, 2015 in which AMD claimed the Company is infringing its patents that cover graphics processing and semiconductor technologies. On January 23 and 24, 2017, respectively, AMD filed complaints in the U.S. District Court for the District of Delaware and the International Trade Commission ("ITC") alleging infringement of AMD's U.S. patents. On August 22, 2018, the ITC ruled against VIZIO and recommended limited exclusion and cease and desist orders. On August 30, 2018, the parties entered into a settlement agreement including payments of $39.0 million in total, and the cases were subsequently dismissed. Of the $39.0 million settlement outlined in the agreement, $15.0 million was negotiated to apply to the release for units shipped prior to the effective date of the agreement which is indemnified by VIZIO's suppliers. This is reflected in the first three payments due to AMD under the license, which were paid by the end of 2018. Payments beginning with the fourth payment are scheduled on an annual basis in May of each subsequent calendar year for payment of ongoing license from September 2018 and included in accrued royalties in note 11 to these consolidated financial statements. In connection with the IPO, approximately $14.0 million in payments were accelerated and paid during second quarter of 2021.

AmTRAN Technology Co., Ltd.

In November 2020, the Company entered into a settlement agreement with AmTRAN Technology Co., Ltd., or AmTRAN and one of its subsidiaries. AmTRAN was a beneficial holder of more than 5% of the Company's Series A convertible preferred stock. Pursuant to the settlement agreement, the Company agreed, among other things, to pay AmTRAN approximately $8.2 million. In return, on November 23, 2020 AmTRAN terminated its security agreement. AmTRAN further agreed to pay outstanding fees owed by it for IP licenses related to the manufacturing of the Company's devices. The parties further agreed that VIZIO would continue to maintain a reserve for payment of future claims attributable to devices manufactured by

AmTRAN. As of December 31, 2023, VIZIO continued to maintain this reserve, subject to further reconciliation and distribution.

Maxell, Ltd. & Maxell Holdings, Ltd.

On August 20, 2021, Maxell, Ltd. and Maxell Holdings, Ltd. (collectively, "Maxell") filed a complaint in United States District Court for the Central District of California against the Company alleging the Company's TVs infringe several of their patents related to various television-related technologies. See Maxell, Ltd., et al. v. VIZIO, Inc., Case No. 2:21-cv-6758 (C.D. Cal.) (the "Maxell CD Cal Complaint").

Additionally, on September 15, 2022, Maxell filed a complaint with the ITC against the Company alleging the Company's TVs infringe several of its patents related to various television-related technologies and on October 18, 2022, the ITC instituted an investigation based on Maxell's complaint. See In the Matter of Certain Smart Televisions, Inv. No. 337-TA-1338 (collectively with the Maxell CD Cal Complaint, the "Maxell Matters").

On August 24, 2023, the Company and Maxell executed a definitive settlement agreement regarding the Maxell Matters. This settlement did not have a material impact to the consolidated statements of operations.

DivX, LLC

On October 24, 2022, DivX, LLC filed a complaint with the ITC against Amazon.com, Inc. and the Company alleging certain Amazon.com, Inc.'s products and the Company's TVs infringe several of its patents related to certain streaming media-related technologies. See In the Matter of Certain Video Processing Devices and Components Thereof, Inv. No. 337-TA-1343 (ITC). On October 24, 2022, DivX, LLC also filed a companion complaint in United States District Court for the Central District of California against the Company alleging the Company's TVs infringe the same patents. See DivX, LLC v. VIZIO, Inc., Case No. 8:22-cv-01955 (C.D. Cal.). The parties executed a definitive settlement agreement, effective August 11, 2023, regarding these legal proceedings. This settlement did not have a material impact to the consolidated statements of operations.

Note 14. Stockholders' Equity

Convertible Preferred Stock

Pursuant to the terms of the Company's Amended and Restated Certificate of Incorporation, which became effective on March 29, 2021 in connection with the closing of the IPO (the "Restated Certificate") the Board of Directors is authorized to issue up to an aggregate of 100,000,000 shares of undesignated preferred stock, par value $0.0001 per share, in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each of these series including the dividend rights, dividend rates, conversion rights, voting rights, term of redemption, including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of a series without further vote or action by the stockholders.

Series A Convertible Preferred Stock

On March 29, 2021, in connection with the closing of the Company's IPO, all 134,736 shares of Series A convertible preferred stock outstanding immediately prior to the IPO were converted into an aggregate of 30,315,600 shares of Class A common stock and recorded in the consolidated balance sheet to common stock and additional paid-in capital. Additionally, approximately $0.6 million in dividends accumulated through the conversion date were paid to the holders of outstanding shares of Series A convertible preferred stock as of immediately prior to the closing of the IPO. As of the effectiveness of the Amended and Restated Certificate of Incorporation on March 29, 2021, there are no shares of the Series A convertible preferred stock authorized for issuance.

The Series A convertible preferred stock was issued with the following terms:

Voting Rights: The holders of convertible preferred stock had no voting rights but were entitled to participate as one class of stock in the election of one member of the Board of Directors.

Dividend Rate: The holders of Series A convertible preferred stock were entitled to receive cumulative dividends in preference to any dividends on the Company's outstanding common stock at the per annum rate of 6% of the stated value when and as declared by the Board of Directors.

Accumulated Preferred Dividends: There were no accumulated preferred dividends as of December 31, 2023 and 2022, respectively.

Conversion Feature: Each share of Series A convertible preferred stock was automatically convertible into shares of common stock upon the occurrence of an underwritten public offering resulting in aggregate net proceeds of at least $15,000 and pursuant to a registration statement under the Securities Act of 1933 or on any recognized foreign exchange. Each share of Series A convertible preferred stock shall be converted by dividing the initial issuance price by the conversion price upon the commencement of a transaction as defined above. The conversion price was the initial issuance price as adjusted for any anti-dilution provisions as defined in the articles of incorporation.

Liquidation Preference: The holders of the preferred stock were entitled to receive, in preference to the holders of the common stock, a per share amount equal of $14.84 plus all declared but unpaid dividends on such shares. After the holders of the Series A convertible preferred stock receive their full liquidation preference, only then shall all other stockholders be entitled to share in the remaining proceeds based on the number of shares held.

Common Stock

As of December 31, 2023, pursuant to the terms of the Restated Certificate, the Company is authorized to issue 1,350,000,000 shares of common stock with $0.0001 par value, of which 201,477,931 shares are issued and 197,648,110 outstanding. The Company has three classes of authorized common stock, Class A common stock, Class B common stock and Class C common stock. The rights of the holders of Class A common stock, Class B common stock, and Class C common stock are identical, except with respect to voting and conversion.

On July 1, 2023, 634,185 shares of Class B common stock were converted into 634,185 fully paid and nonassessable shares of Class A common stock. Subsequently, on September 26, 2023 the Board of Directors approved the retirement of such shares of Class B common stock, at which time they resumed the status of authorized and unissued.

The Company's common stock includes the following terms:

Voting rights: Holders of the Company's Class A common stock and Class B common stock have identical rights, provided that, except as otherwise expressly provided in the Company's amended and restated certificate of incorporation or required by applicable law, on any matter that is submitted to a vote of its stockholders, the holders of Class A common stock are entitled to one vote per share of Class A common stock and holders of Class B common stock are entitled to 10 votes per share of Class B common stock. Holders of the Company's Class C common stock are not entitled to vote on any matter that is submitted to a vote of stockholders, except as otherwise required by law.

Dividends: The holders of the Company's common stock are entitled to share equally, on a per share basis, in any dividends declared by its Board of Directors out of legally available funds, subject to the rights of holders of preferred stock, if any, and the terms of any existing or future agreements between the Company and its lenders. Dividends may not be paid on common stock unless all accrued dividends on preferred stock, if any, have been paid or declared and set aside.

Liquidation: In the event of a liquidation, dissolution or winding up, holders of the Company's common stock are entitled to share equally, on a per share basis, in all assets legally available for distribution after payment of all debts and other liabilities, and subject to the prior rights of any holders of outstanding shares of preferred stock, if any.

Change of control transactions: In any merger, consolidation or business combination with or into another corporation or other business entity, whether or not the Company is the surviving corporation, the consideration per share to be received by holders of common stock in such merger, consolidation or business combination must be identical, except that in any such transaction in which shares of capital stock are distributed, such shares may differ as to voting rights to the extent and only to the extent that the voting rights of the Company's common stock differ as provided in its amended and restated certificate of incorporation.

Subdivisions and combinations: If the Company in any manner subdivide or combine the outstanding shares of one class of common stock, its amended and restated certificate of incorporation requires that the outstanding shares of the other class of common stock will be subdivided or combined in the same manner.

Conversion of Class B Common Stock: Each share of Class B common stock will be convertible into one fully paid and nonassessable share of Class A common stock at the option of the holder at any time and upon any sale or other disposition of each such share of Class B common stock whether or not for value, except certain transfers to entities, to the extent the transferor retains sole dispositive power and exclusive voting control with respect to the shares of Class B common stock, and certain other transfers described in the amended and restated certificate of incorporation. Additionally, each outstanding share of Class B common stock will convert on the date fixed by the Board of Directors that is no less than 61 days and no more than 180 days following (i) the first time that Mr. Wang and his affiliates hold less than the 25% Ownership Threshold; (ii) following the date on which Mr. Wang is terminated for cause (as defined in the Company's amended and restated certificate of incorporation); or (iii) the date upon which (A) Mr. Wang is no longer providing services to us as the Company's Chief Executive Officer and (B) Mr. Wang is no longer a member of the Board of Directors, either as a result of Mr. Wang's voluntary resignation or as a result of a request or agreement by Mr. Wang not to be re-nominated as a member of the Board of Directors at a meeting of its stockholders. Additionally, shares of Class B common stock will convert automatically at the close of business on the date that is 12 months after the death or permanent and total disability of Mr. Wang, during which 12-month period the shares of its Class B common stock shall be voted as directed by a person designated by Mr. Wang and approved by the Board of Directors (or if there is no such person, then the secretary then in office).

Conversion of Class C Common Stock: After the conversion or exchange of all outstanding shares of the Company's Class B common stock into shares of Class A common stock, all outstanding shares of Class C common stock will convert automatically into Class A common stock, on a share-for-share basis, on the date or time specified by the holders of a majority of the outstanding shares of Class A common stock, voting as a separate class.

Note 15. Share-Based Compensation

In August 2017, the Board of Directors adopted the 2017 Incentive Award Plan (as amended, the "2017 Plan"), which provides for the granting of qualified and nonqualified stock options, restricted stock awards, restricted stock units, dividend equivalents, stock appreciation rights and other share-based awards. The 2017 Plan was amended and restated prior to the Company's IPO. The 2017 Plan reserves for issuance to eligible employees, directors and consultants a total of (i) 24,446,502 shares of common stock in addition to (ii) the number of shares that, as of the date the 2017 Plan was originally adopted, were available for issuance under the 2007 Plan (as described below), plus (iii) the number of shares subject to awards outstanding under the 2007 Plan as of the date the 2017 Plan was originally adopted, that on or after that date, are forfeited or otherwise terminate or expire for any reason without the issuance of shares to the holders of the awards; provided, that the maximum number of shares of Class A common stock that may be added to the number of shares reserved under the 2017 Plan under clauses (ii) and (iii) is 40,520,655 shares. The primary purpose of the 2017 Plan is to enhance the Company's ability to attract, motivate, and retain the services of qualified employees, officers, and directors. Any stock options or stock appreciation rights granted under the 2017 Plan will have a term of not more than 10 years and the vesting of the awards are set at the discretion of the Board of Directors but is not expected to exceed four years for any grant.

The Company's 2007 Incentive Award Plan (the "2007 Plan"), which the Board of Directors had adopted in 2007, was terminated in connection with the adoption of the 2017 Plan. Any outstanding awards that had been granted under the 2007 Plan prior to its termination remain outstanding, subject to the terms of the 2007 Plan and awards agreements, until such awards vest and are exercised (as applicable) or until they terminate or expire by their terms. As of December 31, 2023, options to purchase a total of 691,757 shares of Class A common stock remained outstanding and subject to the terms of the 2007 Plan. The awards under the 2007 Plan have a term of not more than 10 years and the vesting of the awards was set at the discretion of the Board of Directors upon grant but is not expected to exceed four years for any grant. All awards are subject to forfeiture within 90 days if employment or other services terminate prior to the vesting of the awards. Grants are no longer permitted from the 2007 Plan.

Fair Value Measurement

Prior to the IPO, the fair value of the shares of common stock underlying the stock options and RSUs had historically been determined by the Board of Directors as there was no public market for the underlying common stock. The Board of Directors determined the fair value of the Company's common stock by considering a number of objective and subjective factors including: contemporaneous third-party valuations of its common stock, the valuation of comparable companies, sales of the Company's common and redeemable convertible preferred stock to outside investors in arms-length transactions (including the IPO), the Company's operating and financial performance, the lack of marketability, and the general and industry specific economic outlook, amongst other factors. After the completion of the IPO, the fair value of the Company's Class A common stock is determined based on the New York Stock Exchange ("NYSE") closing price on the date of grant.

The grant date fair value of stock options are estimated using the Black-Scholes-Merton option pricing model. The grant date fair value of the Company's RSA's and RSUs is determined based on the fair value of the Company's common stock on the date of grant. The grant date fair value of PSUs is determined using the Monte-Carlo simulation model.

Stock Option Awards

The Company has two equity incentive plans as noted above, the 2017 Plan and the 2007 Plan, collectively, the "Plans". A summary of the status of the Company's stock option plans for the years ended December 31, 2023 and 2022 is presented below:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value
	(In millions, except years and per share amounts)			
Outstanding as of December 31, 2021	14.4	$ 6.80	6.8	$ 181.4
Granted	5.0	8.99		
Exercised	(3.2)	3.39		$ 26.7
Forfeited	(1.3)	10.99		
Cancelled	(0.5)	8.60		
Outstanding as of December 31, 2022	14.4	3.88	7.0	$ 54.1
Granted	1.3	6.73		
Exercised	(0.6)	3.89		$ 2.5
Forfeited	(0.7)	10.34		
Cancelled	(0.2)	$ 15.18		
Outstanding as of December 31, 2023	14.2	$ 7.72	6.5	$ 25.2
Stock options vested and exercisable as of December 31, 2023	8.8	$ 6.36	5.3	$ 23.5

The following provides information on the weighted-average assumptions used for stock options granted during the years ended December 31, 2023, 2022, and 2021 as follows (shares in millions):

	Year Ended December 31,		
	2023	2022	2021
Number of options granted	1.3	5.0	2.9
Volatility factor	45.9 %	45.8 %	43.0 %
Expected term	6.25 years	6.25 years	6.25 years
Dividend yield	0.0 %	0.8 %	1.1 %
Risk-free interest rate	3.8 %	2.8 %	1.1 %
Fair market value per share of common stock at the time of grant	$ 6.73	$ 8.99	$ 21.19
Fair market value per option determined using a Black-Scholes-Merton Option pricing model for purposes of determining compensation expense	$ 3.37	$ 4.00	$ 9.22

The assumptions above include those used in determining the fair value of the February 2021 stock option awards for which the Company recognized additional share based compensation expense prior to the IPO which is further discussed below. The Company will recognize as expense the value of the options over the required service period from grant date, which is generally four years.

As of December 31, 2023, the Company had $17.6 million of unrecognized compensation costs related to stock options, which is expected to be recognized over a weighted-average vesting period of approximately 2.0 years.

Restricted Stock Awards

On October 8, 2019, the Board of Directors granted a total of 234,000 restricted stock awards to members of senior management with a stock price of $5.39 per share. Under the terms of the grant, the vesting of the restricted stock awards was in four equal installments on the later of (x) grant date anniversary over four years or (y) the date of the IPO. For the years ended December 31, 2023, 2022 and 2021, the Company expensed $0.2 million, $0.3 million and $0.7 million related to these awards, respectively. The restricted stock awards fully vested during the year ended December 31, 2023.

Restricted Stock Units

RSU activity for the years ended December 31, 2023 and 2022 was as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
	(In millions)	
Outstanding as of December 31, 2021	4.1	$ 20.45
Granted	5.7	$ 9.56
Released	(2.0)	$ 19.41
Forfeited	(1.3)	$ 15.55
Cancelled	(0.2)	$ 8.60
Outstanding as of December 31, 2022	6.3	$ 12.16
Granted	9.1	6.96
Released	(1.9)	13.10
Forfeited	(1.3)	11.33
Outstanding as of December 31, 2023	12.2	$ 8.89

The weighted-average grant date fair value per share of restricted stock units granted during the years ended December 31, 2023 and 2022 was $6.96 and $9.56, respectively. The intrinsic value of restricted stock units that vested during the year ended December 31, 2023 was $12.9 million. At December 31, 2023, the intrinsic value of unvested restricted stock units was $93.8 million. The Company will recognize as expense the value of the restricted stock units over the required service period from grant date, which is generally four years. Total unrecognized compensation cost related to restricted stock units as of December 31, 2023 was $91.3 million which the Company expects to recognize over a weighted-average period of approximately 2.9 years.

Performance Stock Units

The Company has granted performance stock units ("PSUs") to select executive employees that vest over an approximately four-year service period based on a performance metric tied to the Company's total shareholder return relative to the total shareholder return of a peer group over a one-year performance period. The grant date fair value for such PSUs was estimated using a Monte-Carlo simulation model covering the one year performance period. Between 0% and 200% of the PSUs will become eligible to vest ("eligible PSUs") based on achievement of the performance goal, and any eligible PSUs will vest in increments over a period of approximately four years. The PSUs are subject to both time-based and market-based vesting conditions.

A summary of the Company's activity related to PSUs as of December 31, 2023 is presented below:

	Number of Shares	Weighted Average Grant Date Fair Value
	(In millions)	
Outstanding at December 31, 2022	—	$ —
Granted	1.7	6.72
Outstanding at December 31, 2023	1.7	$ 6.72

The weighted-average input assumptions used by the Company were as follows (shares in millions):

	Year Ended December 31,
	2023
Number of PSUs granted	1.7
Volatility	61.3 %
Expected term (years)	4 years
Dividend yield	0.0 %
Risk-free interest rate	5.0 %
Fair value of common stock	$ 6.49
Grant date fair value per PSU determined using a Monte-Carlo simulation model for purposes of determining compensation expense	$ 6.72

As of December 31, 2023, the Company had $7.9 million of unrecognized share-based compensation expense related to PSUs, which the Company expects to recognize over a weighted average vesting period of approximately 3.5 years.

Employee Stock Purchase Plan

On March 25, 2021, the Company established an employee stock purchase plan (the "2021 ESPP") and reserved 1,800,000 shares of Class A common stock for issuance under this plan. The 2021 ESPP is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code for U.S. employees. The number of shares of common stock available for issuance under the 2021 ESPP will be increased on the first day of each calendar year, beginning in 2022, in a number of shares of common stock equal to the least of (i) 5,400,000 shares of common stock, (ii) one percent (1%) of the outstanding shares of all classes of the Company's common stock on the last day of the immediately preceding fiscal year, or (iii) an amount determined by the Company.

Under the 2021 ESPP, employees are eligible to purchase the Company's common stock through payroll deductions of up to 10% of their eligible compensation, subject to any plan limitations. Unless otherwise determined by the Board of Directors, the purchase price of the shares will be 85% of the lower of the fair market value of our common stock on the first trading day of each offering period or on the purchase date, subject to a limit of the lesser of (i) 1,000 shares of our common stock, or (ii) $12,500 divided by the fair market value of our common stock as of the first day of the offering period. For the years ended December 31, 2023, 2022 and 2021, the Company recognized approximately $0.8 million, $0.9 million and $0.6 million, respectively, in stock based compensation expense related to the ESPP. During the years ended December 31, 2023 and 2022, 369,017 and 305,190 shares of the Company's common stock have been issued under this plan, respectively.

Share-based Compensation Expense

For the December 2020 and February 2021 stock options grants, the fair value of the Company's common stock based on a third-party valuation was $8.54 per share however, after consideration of the difference between $8.54, the per share fair value of the Company's Class A common stock used to record share-based compensation for certain equity awards granted in December 2020 and February 2021, and $22.00, which was the midpoint of the price range set forth on the cover page of the Company's preliminary prospectus related to the Company's IPO, the Company used a linear interpolated fair value from $8.54 to $22.00 to measure additional share-based compensation expense for its option and RSU grants made in December 2020, February 2021 and March 2021. As a result, the Company recorded additional share-based compensation expense of approximately $58.2 million in the year ended December 31, 2021.

In August 2022, the Company entered into partial equity award cancellation agreements with three employees, which cancelled portions of stock options covering 0.5 million shares of the Company's common stock and 0.2 million RSUs. The cancelled portions of these awards were unvested. The partial cancellation of these options and RSUs resulted in $3.2 million of additional share-based compensation expense being recognized upon cancellation related to the remaining unrecognized compensation.

Stock compensation expense for the years ended December 31, 2023, 2022 and 2021 of $43.5 million, $42.5 million, and $134.4 million, respectively, was recognized in the consolidated statements of operations. Of this amount, approximately $3.1 million, $1.3 million and $1.1 million is included in Cost of goods sold for the years ended December 31, 2023, 2022 and 2021, respectively, and $6.0 million, $2.3 million and $1.8 million is included in Research and development expense, respectively, with the remaining amount included in Selling, general and administrative expense in the consolidated statements of operations.

Note 16. Income Taxes

The components of Provision for income taxes consist of the following:

	Year Ended December 31,		
	2023	2022	2021
	(In millions)		
Current:			
Federal	$ 6.8	$ 20.9	$ 14.7
State	1.5	6.2	1.5
Foreign	—	0.7	0.6
Total current income tax expense	8.3	27.8	16.8
Deferred:			
Federal	0.9	(17.6)	(2.2)
State	0.7	(3.2)	(1.5)
Total deferred income tax (benefit) expense	1.6	(20.8)	(3.7)
Total	$ 9.9	$ 7.0	$ 13.1

The tax effects of temporary differences that give rise to significant portions of deferred tax assets (liabilities) are as follows:

	As of December 31,			
	2023		**2022**	
	(In millions)			
Deferred tax assets:				
Accrued intellectual property	$	8.0	$	5.4
Stock compensation		5.5		3.1
Accrued rebates		5.5		8.6
Accrued legal fees		0.4		1.6
Accrued recycling fees		3.1		2.9
Accrued other		1.2		1.7
Leases		2.7		2.5
NOL carryforwards		5.2		2.2
Section 174 R&D capitalization		29.6		24.9
Other		0.7		3.0
		61.9		55.9
Less valuation allowance		(5.5)		(1.1)
Deferred tax assets	$	56.4	$	54.8
Deferred tax liabilities:				
Federal impact of state taxes	$	(3.0)	$	(1.4)
Depreciation and amortization		(3.8)		(2.2)
Deferred tax liabilities		(6.8)		(3.6)
Net deferred tax assets	$	49.6	$	51.2

As of December 31, 2023, the Company has gross federal and state net operating loss carryforwards of $2.6 million and $90.8 million, respectively, which, if unused, will partially expire in years 2033 through 2043. Federal net operating losses are subject to annual limitations as a result of past acquisitions, which constitutes a change of ownership as defined under Internal Revenue Code Section 382. It is unknown if the benefits of the Federal net operating losses will be realized in the future in light of the subsequent event (see Note 20). A valuation allowance was taken on the net operating losses of separate filing states.

As of December 31, 2023, the Company has California net operating loss of $0.9 million and Federal and California tax credit carryforwards of $0.1 million generated from the pre-acquisition years and has provided a valuation allowance of $1.0 million of those California carryforwards since its entity's relative apportionment percentage is effectively zero due to intercompany sales elimination for the combined group filing. The state tax credit has no expiration date.

As of December 31, 2023, the Company has a valuation allowance of $5.2 million on the deferred tax assets related to state and foreign net operating losses and research and development credit carryforwards. The change to the valuation allowance was primarily due to deferred tax assets and net operating losses of its subsidiary of being at loss.

The income tax provision differs from the amount obtained by applying the statutory tax rate as follows:

	As of December 31,					
	2023		**2022**		**2021**	
	(In millions)					
Income tax provision at statutory rate	$	8.0	$	1.4	$	(5.5)
State income taxes (net of federal benefit)		2.6		2.2		2.5
Permanent tax differences		5.9		3.6		17.8
Tax differential on foreign earnings		—		0.1		0.1
Change in valuation allowance		5.6		—		—
Tax credits		(9.3)		(1.2)		(6.9)
Tax contingencies		2.2		0.3		4.6
Prior year adjustments		(5.1)		0.6		0.3
Other		—		—		0.2
Total provision for income taxes	$	9.9	$	7.0	$	13.1

As of December 31, 2023, the Company has $8.4 million in liabilities for unrecognized tax benefits inclusive of penalties. A reconciliation of the beginning and ending amount of unrecognized tax benefits, exclusive of penalties, is as follow:

	As of December 31,		
	2023		2022
	(In millions)		
Unrecognized tax benefit at January 1	$	6.7	$	7.0
Gross increases/(decreases) – tax position in prior period		(0.2)		—
Gross increases/(decreases) – tax position in current period		3.2		0.4
Settlement		(1.2)		(0.7)
Lapse of statute of limitations		(0.7)		—
Unrecognized tax benefit at December 31	$	7.8	$	6.7

As of December 31, 2023 and 2022, unrecognized tax benefits of $7.6 million and $6.3 million, respectively, would affect the effective tax rate if recognized.

The total amount of interest and penalties related to unrecognized tax benefits in the consolidated statements of operations is $(0.1) million, $(0.2) million and $0.1 million for the years ended December 31, 2023, 2022 and 2021, respectively. The total amount of interest and penalties related to unrecognized tax benefits in the consolidated balance sheets is $0.2 million and $1.1 million as of December 31, 2023 and 2022, respectively.

The Company recorded a provision for income taxes of $9.9 million resulting in an effective tax rate of 26%. Our effective tax rate became closer to the statutory rate of 21% due to increased pretax book income and research and development tax credit despite of the permanent book versus tax differences, including the share-based compensation expense and the compensation deduction limitation on certain executive officers as a publicly held corporation.

The Company files income tax returns in the U.S. federal, state and foreign jurisdictions. For federal tax purposes, there is a 3-year statute of limitations and the Company is no longer subject to U.S. federal tax examinations for years prior to 2019 since the IRS federal income tax audit for 2015, 2016 and 2017 was completed in 2022. The Company also completed the Pennsylvania 2019 and 2020 state income tax audit in 2023, but recently received an audit letter for Pennsylvania 2021 and 2022 tax years. Although timing of the resolution and/or closure of the audit is not certain, the Company does not believe it is reasonably possible that its unrecognized tax benefits would materially change in the next 12 months. The Company also files income tax returns in various foreign jurisdictions. The following tax years remain subject to examinations:

Major jurisdiction	Open years
China	2020-2022
Mexico	2018-2022

Note 17. Net Income (Loss) Per Share

The basic and diluted earnings (loss) per common share is presented in conformity with the two-class method required for participating securities and multiple classes of shares.

The Company considered the preferred shares and unvested options and restricted stock units granted under the 2017 Plan to be participating securities. For each period presented, cumulative preferred dividends earned on preferred stock (where applicable) are subtracted from net income (loss) in calculating the net income (loss) attributable to common stockholders. For any period in which the Company records net income, undistributed earnings allocated to the participating securities are subtracted from net income in determining net income attributable to common stockholders. The undistributed earnings have been allocated based on the participation rights of preferred shares, common shares, and unvested stock options and restricted stock units under the 2017 Incentive Plan as if the earnings for the year have been distributed. For periods in which the Company recognizes a net loss, undistributed losses are allocated only to common shares as the participating securities do not contractually participate in the Company's losses. Basic earnings (loss) per share is computed by dividing the net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding during the period. Participating securities are excluded from basic weighted-average common shares outstanding.

Diluted earnings (loss) per share represents net income (loss) divided by the weighted-average number of common shares outstanding, inclusive of the effect of potential common shares, if dilutive. For the year ended December 31, 2023, the potential dilutive shares relating to outstanding stock options and restricted stock units were included in the computation of diluted earnings. For the years ended December 31, 2022 and 2021, the potential dilutive shares were not included in the computation of diluted earnings (loss) per common share as the effect of including these shares in the calculation would have been anti-dilutive.

Basic and diluted earnings (loss) per share and the weighted-average shares outstanding have been computed for all periods as shown below:

| | Year Ended December 31, | | | | | |
| | 2023 | | 2022 | | 2021 | |
	Class A	Class B	Class A	Class B	Class A	Class B
Numerator	(In millions, except per share amounts)					
Net income (loss) attributable to common shareholders	$ 17.2	$ 11.0	$ (0.2)	$ (0.2)	$ (24.3)	$ (15.1)
Denominator						
Weighted-average common shares	119.8	76.5	116.3	76.8	108.1	67.4
Weighted-average effect of dilutive securities:						
Employee stock options and RSUs	4.1	—	—	—	—	—
Weighted average common shares outstanding-diluted	123.9	76.5	116.3	76.8	108.1	67.4
Basic net income (loss) per share attributable to common stockholders	$ 0.14	$ 0.14	$ (0.00)	$ (0.00)	$ (0.22)	$ (0.22)
Diluted net income (loss) per share attributable to common stockholders	$ 0.14	$ 0.14	$ (0.00)	$ (0.00)	$ (0.22)	$ (0.22)
Anti-dilutive equity awards under stock-based award plans excluded from the determination of diluted EPS	13.6	—	20.8	—	17.1	—

As of December 31, 2023, the PSUs granted in 2023 had an expected achievement level of 37%. No similar awards were outstanding as of December 31, 2022. Refer to Note 15 for additional information related to the PSUs.

Note 18. Defined Contribution Retirement Plan

VIZIO maintains a 401(k) defined contribution plan allowing eligible U.S.-based employees to contribute up to an annual maximum amount as set periodically by the Internal Revenue Service. The Company provides for solely discretionary matching contributions on the employee deferred amounts. In the year ended December 31, 2023, the Company approved discretionary matching contributions of $4.5 million which will be funded in 2024. For the years ended December 31, 2022 and 2021, the Company approved discretionary matching contributions of $2.6 million and $1.8 million respectively, which were funded in March 2023 and 2022, respectively.

Note 19. Other Income, Net

On December 15, 2021, VIZIO entered into a Confidential Release and Settlement Agreement with a former insurance provider to settle a dispute regarding an insurance claim made in connection with the 2015 Cognitive Media Networks litigation. Under the Settlement Agreement, the Company agreed to abandon all past, present and future claims relating to the matter in return for $3.5 million in gross proceeds. The Company received the payment in 2021 and recognized net proceeds of $2.9 million as other income, net in the consolidated statements of operations.

Note 20. Subsequent Events

In connection with the preparation of these consolidated financial statements, the Company evaluated any subsequent events after the balance sheet date of December 31, 2023 and through February 28, 2024, the date that the financial statements were available to be issued.

Pending Merger with Walmart

On February 19, 2024, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Walmart Inc., a Delaware corporation ("Walmart"), and Vista Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Walmart ("Merger Sub"). The Merger Agreement provides that, subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company (the "Merger"), with the Company continuing as the surviving corporation of the Merger and a wholly owned subsidiary of Walmart. At the effective time of the Merger, each share of the Company's Class A common stock and Class B common stock issued and outstanding (subject to certain customary exceptions specified in the Merger Agreement) will automatically be converted into the right to receive $11.50 in cash, without interest and subject to applicable withholding taxes. On February 19, 2024, following the execution of the Merger Agreement, the Company's stockholders holding approximately 89% of the voting power of the Company's outstanding common stock adopted the Merger Agreement and approved the transactions contemplated thereby, including the Merger, by written consent. No other approval of the Company's stockholders is required to complete the transaction.

The Merger Agreement generally requires the Company to operate its business in the ordinary course and in compliance with applicable laws, and subjects the Company to customary interim operating covenants that restrict the Company from taking certain specified actions without Walmart's approval, in each case, until the Merger is completed or the Merger Agreement is terminated in accordance with its terms and subject to certain exceptions including as required by applicable law.

The Merger Agreement may be terminated by mutual written consent of the Company and Walmart. In addition, either the Company or Walmart may terminate the Merger Agreement in certain circumstances, including if: (i) the Merger is not completed by February 19, 2025 (which may be extended to August 19, 2025 under certain circumstances) (the "End Date"); (ii) a governmental authority of competent jurisdiction has issued a final and non-appealable order preventing the consummation of the Merger; or (iii) the other party breaches its representations, warranties or covenants in the Merger Agreement, such that the applicable conditions to closing set forth in the Merger Agreement would not be satisfied, subject in certain cases, to the right of the breaching party to cure the breach. The Company may terminate the Merger Agreement in certain additional circumstances, including: (i) to allow the Company to enter into an agreement providing for an alternative acquisition transaction that constitutes a Superior Offer (as defined in the Merger Agreement) prior to 5:00 p.m. Central time on April 4, 2024 (the "Subsequent Time"); or (ii) if after February 19, 2025, the Merger has not been completed because certain governmental authorities have commenced or overtly asserted an intent to commence certain specified investigations. Upon termination of the Merger Agreement in certain circumstances, the Company is obligated to pay Walmart a termination fee of $78.0 million. Specifically, this termination fee is payable by the Company to Walmart if the Merger Agreement is terminated: (i) by the Company, prior to the Subsequent Time, in order to enter into an alternative acquisition agreement to accept a Superior Offer; and (ii) by the Company or Walmart if (a) the Merger Agreement is terminated for the failure to consummate the Merger by the End Date, (b) at the time of the termination of the Merger Agreement, a Specified Circumstance (as defined in the Merger Agreement) does not exist, (c) prior to the termination of the Merger Agreement an alternative acquisition proposal has been made or publicly announced and (d) within 12 months following the termination of the Merger Agreement, the Company enters into and subsequently consummates an Acquisition Transaction (as defined in the Merger Agreement).

The Company is subject to customary "no-shop" restrictions prohibiting the Company and the Company's representatives from, among other things, soliciting alternative acquisition proposals, providing confidential information to third parties in connection with an alternative acquisition proposal, and engaging in discussions or negotiations with, third parties with respect to alternative acquisition proposals. However, prior to the Subsequent Time, the Company is permitted, under certain circumstances, to provide information to, and enter into discussions and negotiations with third parties with respect to an unsolicited alternative acquisition proposal that the Board of Directors has determined is, or would reasonably be expected to result in, a Superior Offer. Subject to the satisfaction of certain conditions and under certain circumstances specified in the Merger Agreement, prior to the Subsequent Time and following compliance with Walmart's "match" rights specified in the Merger Agreement the Company is permitted to terminate the Merger Agreement to enter into an alternative acquisition transaction that the Board of Directors has determined is a Superior Offer. The consummation of the Merger cannot occur prior to the Subsequent Time.

Completion of the Merger is subject to certain closing conditions set forth in the Merger Agreement (which conditions may also be waived by the party to which they apply), including: (1) the adoption of the Merger Agreement by the Company's stockholders (which has occurred); (2) the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Clearance"), and the absence of any voluntary agreement to delay the Merger in order to obtain HSR Clearance; (3) the absence of an order or law preventing the consummation of the Merger; (4) the accuracy of representations and warranties of the parties, subject to applicable materiality qualifiers; (5) the performance of each party's covenants in all material respects; (6) the absence of specified governmental litigation relating to the Merger that is pending or overtly asserted; and (7) no Material Adverse Effect (as defined in the Merger Agreement) having occurred with respect to VIZIO and its subsidiaries since the date of the Merger Agreement that is continuing. The Merger is expected to be completed in the second calendar quarter of 2024; however, the exact timing of the completion of the Merger, if it occurs at all, cannot be predicted because the Merger is subject to the satisfaction of the closing conditions, including obtaining HSR Clearance.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosures

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of the end of the period covered by this Annual Report on Form 10-K. Disclosure controls and procedures are designed to provide reasonable assurance that (i) the information required to be disclosed in the reports that we file or submit under the Exchange Act has been appropriately recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and (ii) such information is accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosures. Based on the evaluation of our disclosure controls and procedures as of December 31, 2023, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2023.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023 based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control—Integrated Framework (2013)*. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2023.

KPMG LLP, the independent registered public accounting firm that has audited the consolidated financial statements included in this Annual Report on Form 10-K, has also audited the effectiveness of our internal control over financial reporting. Its report is included under Item 8 "Financial Statements and Supplementary Data."

Changes in Internal Control Over Financial Reporting

During our prior fiscal year ended December 31, 2022, a material weakness in internal control over financial reporting was identified related to ineffectively designed controls that address the completeness, accuracy and reliability of information used in the Company's accrual of price protection incentives. In order to remediate the material weakness, our management implemented a remediation plan, which included steps to design and implement new and revise existing controls to address the completeness, accuracy and reliability of the price protection program and quantity information used as the basis for price protection accruals. Specifically, management addressed the issue with the following remediation activities during the year ended December 31, 2023:

(i) Designed and implemented controls over the authorization and completeness of data (i.e., dates, pricing, SKUs, retailer) through automated workflow and data input into its system.

(ii) Established validation controls over the completeness and accuracy of the data (i.e., sell-through, channel inventory) reported from retailers.

The material weakness could not be considered remediated until the applicable controls operate for a sufficient period of time, and management has concluded, through testing, that the controls are operating effectively. Our management concluded that we remediated the material weakness as of December 31, 2023. Other than these remediation efforts, there were no changes in our internal control over financial reporting identified in management's evaluation pursuant to Rules 13a-15(d) or 15d-15(d) of the Exchange Act during the fiscal quarter ended December 31, 2023 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Effectiveness of Controls and Procedures

Our management, including our principal executive officer and principal financial officer, do not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. Any control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Due to inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 9B. Other Information

Securities Trading Plans of Directors and Executive Officers

During the three months ended December 31, 2023, none of our directors or officers adopted or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement" (each as defined in Item 408 of Regulation S-K).

Item 9C. Disclosure Regarding Foreign Jurisdiction that Prevent Inspections

None.

Part III

Item 10. Directors, Executive Officers, and Corporate

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2024 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after December 31, 2023.

Item 11. Executive Compensation

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2024 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after December 31, 2023.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2024 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after December 31, 2023.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2024 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after December 31, 2023.

Item 14. **Principal Accountant Fees and Services**

Our independent registered public accounting firm is KPMG LLP, Los Angeles, CA Auditor Firm ID: 185

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2024 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after December 31, 2023.

Part IV

Item 15. Exhibits and Financial Statement Schedules

Financial Statements

The following financial statements are included in Part II, Item 8 of this Form 10-K:

- Reports of Independent Registered Public Accounting Firm

- Consolidated Balance Sheets

- Consolidated Statements of Operations

- Consolidated Statements of Comprehensive Income (Loss)

- Consolidated Statements of Stockholders' Equity

- Consolidated Statements of Cash Flows

- Notes to the Consolidated Financial Statements

Exhibits

See the Exhibit Index preceding the signature page hereto for a list of exhibits filed as part of this Annual Report on Form 10-K, which Exhibit Index is incorporated by reference herein.

Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the Financial Statements or notes thereto.

EXHIBIT INDEX

Exhibit No.	Description of Document	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
2.1#	Agreement and Plan of Merger, by and among Walmart Inc., Vista Acquisition Corp. and the registrant, dated as of February 19, 2024	8-K	001-40271	2.1	2/20/2024
3.1	Amended and Restated Certificate of Incorporation of the registrant	S-1/A	333-253682	3.2	3/16/2021
3.2*	Amended and Restated Bylaws				
4.1	Form of Class A common stock certificate of the registrant	S-1/A	333-253682	4.1	3/16/2021
4.2	Description of Capital Stock	10-K	001-40271	4.2	3/10/2022
10.1+	Form of Indemnification Agreement between the registrant and each of its directors and officers	S-1	333-253682	10.1	3/01/2021
10.2+	2007 Incentive Award Plan, as amended, and forms of agreements thereunder	S-1/A	333-253682	10.2	3/16/2021
10.3+	2017 Incentive Award Plan and forms of agreements thereunder	10-Q	001-40271	10.1	5/12/2021
10.4+	Form of Restricted Stock Unit Award Grant Notice for performance-based grants pursuant to the 2017 Incentive Award Plan	10-Q	001-40271	10.1	8/08/2023
10.5+	2021 Employee Stock Purchase Plan, and forms of agreements thereunder	S-1/A	333-253682	10.4	3/16/2021
10.6+	2021 Executive Incentive Compensation Plan	S-1/A	333-253682	10.5	3/16/2021
10.7+	Form of Change in Control and Severance Agreement between the registrant and each of its executive officers	10-Q	001-40271	10.1	11/09/2023
10.8+	Confirmatory Employment Letter between the registrant and William Wang, dated as of March 15, 2021	10-Q	001-40271	10.7	5/12/2021
10.9+	Confirmatory Employment Letter between the registrant and Adam Townsend, dated as of March 15, 2021	10-Q	001-40271	10.8	5/12/2021
10.10+	Confirmatory Employment Letter between the registrant and Ben Wong, dated as of March 15, 2021	10-Q	001-40271	10.9	5/12/2021
10.11+	Confirmatory Employment Letter between the registrant and Michael O'Donnell, dated as of February 14, 2022	8-K	001-40271	10.1	2/14/2022
10.12+	Amended and Restated Outside Director Compensation Policy	8-K	001-40271	99.1	2/27/2023
10.13	Loan and Security Agreement, dated April 13, 2016, by and between VIZIO, Inc. and Bank of America, N.A.	S-1	333-253682	10.7	3/01/2021
10.14	Second Amendment to Loan and Security Agreement, dated April 13, 2021, between VIZIO, Inc. and Bank of America, N.A.	10-Q	001-40271	10.12	5/12/2021
10.15	Third Amendment to Loan and Security Agreement, dated as of April 25, 2023 between VIZIO, Inc. and Bank of America, N.A.	10-Q	001-40271	10.2	8/08/2023
10.16	California Commercial Lease Agreement, dated January 29, 2007 by and between VIZIO, Inc. and Spyglass Tesla, LLC, as amended January 26, 2011, and August 11, 2017	S-1	333-253682	10.8	3/01/2021
10.17	Securities Purchase Agreement among VIZIO, Inc. and AFE, Inc. dated as of June 20, 2018	S-1/A	333-253682	10.11	3/16/2021
10.18	Securities Purchase Agreement among VIZIO, Inc. and Innolux Corporation dated as of June 20, 2018	S-1/A	333-253682	10.12	3/16/2021
10.19	Fifth Amendment of California Commercial Lease Agreement, dated January 13, 2022, by and between VIZIO, Inc. and Spyglass Tesla, LLC	10-K	001-40271	10.18	3/10/2022
10.20#	Form of Support Agreement	8-K	001-40271	10.1	2/20/2024
10.21#	Form of Support Agreement	8-K	001-40271	10.2	2/20/2024
21.1	Subsidiaries of VIZIO Holding Corp.	10-K	001-40271	21.1	3/01/2023
23.1*	Consent of Independent Registered Public Accounting Firm				
24.1*	Power of Attorney (included in signature pages hereto)				
31.1*	Certification of Principal Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				
31.2*	Certification of Principal Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				
32.1†*	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				
97.1*	VIZIO Holding Corp. Compensation Recovery Policy				
101*	The following financial statements from the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2023, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Comprehensive Income (Loss), (iv) Consolidated Statements of Stockholders' Equity, (v) Consolidated Statements of Cash Flows, and (vi) Notes to Consolidated Financial Statements.				
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).				

*   Filed herewith.

+   Management contract or compensatory plan or arrangement

†   The certifications attached as Exhibit 32.1 that accompany this Annual Report on Form 10-K are deemed furnished and not filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of VIZIO Holding Corp. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

\#   Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5) or Item 601(b)(2) (as applicable). VIZIO will furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request. VIZIO may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules or exhibits so furnished. In addition, certain confidential portions of this exhibit were omitted by means of marking portions with brackets and asterisks because the identified confidential portions constituted personally identifiable information that is not material.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized on this twenty-eighth day of February 2024.

VIZIO HOLDING CORP.

By: /s/ William Wang

Name: William Wang

Title: Chairman and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints William Wang, Adam Townsend and Jerry Huang, and each one of them, as his or her true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such individual in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or the individual's substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Annual Report on Form 10-K has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ William Wang William Wang	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	February 28, 2024
/s/ Ben Wong Ben Wong	President and Chief Operating Officer	February 28, 2024
/s/ Adam Townsend Adam Townsend	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 28, 2024
/s/ John R. Burbank John R. Burbank	Director	February 28, 2024
/s/ Vicky L. Free Vicky L. Free (Sistrunk)	Director	February 28, 2024
/s/ Julia S. Gouw Julia S. Gouw	Director	February 28, 2024
/s/ David E. Russell David E. Russell	Director	February 28, 2024
/s/ R. Michael Mohan R. Michael Mohan	Director	February 28, 2024

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Corporate Information

Independent Registered Accounting Firm
KPMG LLP

Stock Information
VIZIO Holding Corp. is listed on the New York Stock Exchange under the symbol "VZIO".

Investor Relations
You can reach VIZIO Holding Corp. Investor Relations at IR@VIZIO.com
and visit our Investor Relations website at investors.vizio.com.

Transfer Agent
Equiniti Trust Company, LLC
55 Challenger Road 2nd floor
Ridgefield Park, New Jersey 07660
1-800-937-5449
1-718-921-8124
Email: helpAST@equiniti.com
Website for shareholders to login (shareholder central): https://equiniti.com/us/ast-access/individuals

Financial Information and SEC Filings
Additional information about VIZIO Holding Corp., including additional copies of our Annual Report
on Form 10-K and other financial information can be found at investors.vizio.com.

Annual Meeting
The 2024 annual meeting of stockholders of VIZIO Holding Corp. will be held virtually via live audio
webcast on Wednesday, June 12th at 10:00 a.m. Pacific Time.

Corporate Headquarters
VIZIO Holding Corp. | 39 Tesla, Irvine, CA 92618

Board of Directors

William Wang | Chairman and Chief Executive Officer, VIZIO Holding Corp.
John Burbank | Former President of Strategy and Corporate Development, Nielsen Holdings plc
Vicky L. Free | Chief Impact Officer, Tampa Bay Buccaneers
Julia S. Gouw | Former President and Chief Operating Officer of East West Bancorp, Inc.
and East West Bank, an independent bank
R. Michael Mohan | Former President and COO of Best Buy Co., Inc
David Russell | Chief Executive Officer, Puro Sound Labs

Executive Officers

William Wang | Chairman and Chief Executive Officer
Ben Wong | President and Chief Operating Officer
Adam Townsend | Chief Financial Officer
Michael O'Donnell | Chief Revenue/Strategic Growth Officer



VIZIO Holding Corp.
39 Tesla | Irvine, CA 92618 | vizio.com